SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒              Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐              No    ☒

2

7.1.	Transactions with the Largest Shareholders and Affiliates	31

7.2.	Transactions with Other than the Largest Shareholders & Affiliates	32

8.	Exhibits	34

8.1.	Kookmin Bank 2003 Non-Consolidated Audit Report	34

8.2.	Kookmin Bank and Its Subsidiaries 2003 Consolidated Audit Report	34

3

Summary of 2003 Business Report

On March 30, 2004, Kookmin Bank filed its business report for the fiscal year of 2003 (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is the summary of Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. Kookmin Bank means a new entity established by a business combination with former Kookmin Bank and H&CB dated on October 31, 2001. Sometimes we refer it to New Kookmin Bank. On the other hand, we use the “Former Kookmin Bank” for the name of the former Kookmin Bank, which had been another entity before it merged with H&CB.

We were formed through a business combination between the Former Kookmin Bank and H&CB, which formed a new corporation named “Kookmin Bank” effective November 1, 2001. Accordingly, financial information in this Business Report since the merger date reflects the impact of the merger. Under generally accepted accounting principles in Korea, the Former Kookmin Bank is deemed the accounting acquirer of H&CB in the consolidation, and we have accounted for the acquisition using the purchase method of accounting. However, trust accounts are not accounted by the purchase method accounting according to the Korean Financial Supervisory Service’s guidelines.

All references to “Won” or “W” in this document are to the currency of the Republic of Korea.

4

1.	Introduction to the Bank

1.1.	Business Purposes

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Bank Act,

■	The trust business as prescribed by the Banking Trust Act,

■	The credit card business as prescribed by the Non-Banking Financing Act and

■	The other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2.	History

■	November 1, 2001
Incorporated and Listed on the New York Stock Exchange

■	November 9, 2001
Listed on the Korea Stock Exchange

■	September 23, 2002
Integrated two brand operations onto a single information technology platform

■	December 4, 2002
Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

■	May 30, 2003
Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Service

■	September 30, 2003
Completed small-scale merger with Kookmin Credit Card

■	December 16, 2003
Completed strategic investment in Bank Internasional Indonesia (BII) through the Consortium of Sorak Financial Holdings, and acquired 25% stake of BII

■	December 19, 2003
Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

5

1.3.	Capital Structure

1.3.1.	Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the Merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, total 336,379,116 shares were issued with total 1,681,896 million Won of paid-in capital.

1.3.2.	Treasury Stock

The following table shows the acquisition and disposition of our treasury stock as of December 31, 2003.

(Unit: in thousands of Won unless otherwise indicated)

Date	Transaction	Number of share	Acquisition/ Disposition amount	Average cost per one share (Won)
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548	1,794,885	43,200
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000	432,003	43,200
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089	2,071,557	57,400
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548	1,601,944	50,788
July 30 ~ October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000	147,632,489	49,210
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
September 4 ~ 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000	29,094,064	44,760
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095	214,254	42,050
October 27, 2003	Disposition due to exercise of stock option by a grantee	62,961	3,049,075	48,428
November 3, 2003	Disposition due to exercise of stock option by a grantee	5,000	242,140	48,428
December 1, 2003	Disposition due to exercise of stock option by a grantee	9,061	438,806	48,428
December 10, 2003	Disposition due to exercise of stock option by a grantee	1,300	62,956	48,428
December 17, 2003	Acquisition from the sale of Korean government shares of the Bank	27,423,761	1,198,568,158	43,700
December 26, 2003	Disposition due to contribution to ESOP account	1,000,000	44,252,000	44,252

Total	—	30,016,623	1,328,311,895	—

6

1.3.3.	Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees.

(As of February 9. 2004, Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
31-Oct-98	Jung Tae Kim	Chairman, President&CEO	01-Nov-01	31-Oct-04	5,000	400,000	390,000	10,000
27-Feb-99	Choul Ju Lee	Auditor&Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seung Dong Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Young Jo Joo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Seok Il Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,054	20,054	0
27-Feb-99	Hong Shik Chung	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bong Hwan Cho	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Sun Joo Kim	Executive Vice President	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
27-Feb-99	Je Hyung Jo	Executive Vice President	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
27-Feb-99	Ho Gi Baek	Executive Vice President	28-Feb-02	27-Feb-05	13,900	20,000	20,000	0
27-Feb-99	Bruce G. Willison	Non Executive Director	28-Feb-02	27-Feb-05	13,900	10,000	10,000	0
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sung Chul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woo Jung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sun Jin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	1,100	5,900
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Ju Hyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Heung Hoon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	In Joon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seung Woo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woon Youl Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	4,909	0
28-Feb-00	Kyung Hee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sung Cheon Hong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Mi Ro Yoon	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333
28-Feb-00	Hak Dong Shin	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Hak Yeon Jeong	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	0	10,000
28-Feb-00	Jeong Yeong Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	5,000	5,000
28-Feb-00	Jong Whan Byun	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	10,000	5,000	5,000
28-Feb-00	Sam Young Lee	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Won Ki Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	6,821	0	6,821
28-Feb-00	Bang Yeoul Kim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	3,333	0
28-Feb-00	Byung Man Lim	Head of Regional Head Office	01-Mar-03	28-Feb-06	27,600	3,333	0	3,333

* Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees

7

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
24-Mar-01	Young Il Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	0	19,333
24-Mar-01	Won Bae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chul Soo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jae Han Kim	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	6,608	0	6,608
24-Mar-01	Jong Ok Na	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	6,608	0	6,608
24-Mar-01	Kyu Ho Lee	Head of Regional Head Office	25-Mar-04	24-Mar-07	25,100	3,275	0	3,275
18-Mar-00	Sang Hoon Kim	Chairman&CEO	19-Mar-03	18-Mar-05	23,469	41,460	1,300	40,160
18-Mar-00	Jong Min Lee	Auditor&Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	14,807	0
18-Mar-00	Se Jong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	In Kie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Ji Hong Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jin Ho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Hyung Jin Chang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Ik Rae Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Bong Ho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bock Woan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Yoo Hwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
18-Mar-00	Duk Hyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	0	29,614
15-Mar-01	Jong Min Lee	Auditor&Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyung Jin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bong Ho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ik Rae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Chang Ki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoon Ok Hyun	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Tai Gon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ji Han Koo	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dong Soon Park	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hoo Sang Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sang Hoon Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jae In Suh	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sung Hyun Chung	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Hwa Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sang Won Lee	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961

8

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Joon Sup Chang	Head of Regional Head Office	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Dong Shin Yang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jae Kyung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yeon Kun Chung	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Young No Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Ki Taek Hong	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Soon Do Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Joon Ho Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yang Jin Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwang Dae Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Wan Choi	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Jung Haeng Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	An Seok Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sang Cheol Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Tae Joo Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Young Man Lee	General Manager	16-Mar-04	15-Mar-09	28,027	520	0	520
15-Mar-01	Young Soo Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jong Young Yoon	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jae Hong Yoo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Chang Hwan Bae	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Si An Heo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seok Won Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Gil Ho Seo	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Young Soo Shin	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Joon Bo Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Ki Youl Seo	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Byung Doo Ahn	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kook Shin Kang	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	In Gyu Choi	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hyung Young Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Young Rok Han	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Hye Young Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Ki Hyun Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Shin Cho	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Young Mo Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jong Ik Kim	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Kwang Mook Park	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yong Seung Lee	General Manager	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Gil Lee	General Manager	16-Mar-04	15-Mar-09	28,027	370	0	370

16-Nov-01	Jung Tae Kim	President&CEO	17-Nov-04	16-Nov-09	X1	500,000	0	500,000
16-Nov-01	Jung Tae Kim	President&CEO	17-Nov-04	16-Nov-09		200,000[2]	0	200,000

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4) / 100. The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—207.25) / 207.25 x 100.

2.	Conditional options up to 200,000: Additional shares shall be granted if the average closing price of Kookmin Bank's stock from August 17, 2004 to November 16, 2004 (or for the three months prior to his resignation, if he resigns earlier than his original tenure) is higher than the stock prices of any other bank listed on the Korea Stock Exchange. The number of options to be granted shall be based on total score, which calculated by the earned total scores of both ROE and market capitalization on November 17, 2004 (or on the date of his resignation, if he resigns earlier than his original tenure). The additional shares will not be exercisable if the CEO works less than 18 months or the earned total score is less than 80 points.

9

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09		150,000	0	150,000

22-Mar-02	Choul Ju Lee	Auditor&Executive Director	23-Mar-05	22-Mar-10		9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	Y1	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000

22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Seong Kyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Jong Young Yoon	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jae Il Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Hyung Goo Shim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Jung Haeng Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Joon Sup Chang	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Young No Lee	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Dong Soon Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Sung Bin Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Sung Bok Park	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Yeon Kun Chung	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Mahn Soo Song	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Jeong Yeon Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Hak Yeon Jeong	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jong Whan Byun	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jae Han Kim	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500

1.	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

10

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Jong Ok Na	Head of Regional Head Office	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000

21-Mar-03	Sung Nam Lee	Auditor & Executive Director	22-Mar-06	21-Mar-11		30,000	0	30,000
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Seoung Woo Nam	Non Executive director	22-Mar-06	21-Mar-11	Y1	10,000	0	10,000
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000

21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000	7,024	0	7,024
21-Mar-03	Won Suk Oh	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Sung Dae Min	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Kyung Jae Cheong	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	Choul Hee Kim	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
21-Mar-03	In Do Lee	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,000	15,000	0	15,000
21-Mar-03	Maeng Su Yang	Head of Regional Head Office	22-Mar-06	21-Mar-11	35,500	15,000	0	15,000
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500	5,091	0	5,091

22-Mar-01	Han Kyoung Lee[3]	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429

29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	Y2	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330

1	Exercise price = 35,500Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period—KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

2	Exercise price = 129,100 Won x (1 + the increase rate of Comparative Industry Index x 0.4).

If negative index produced, the factor is not to be considered.

The increase rate of Comparative Industry Index = (B-A)/A

A : KOSPI as of the grant date x 0.5 + KOSPI Banking Industry Index as of the grant date x 0.5

B : KOSPI as of the exercise date x 0.5 + KOSPI Banking Industry Index as of the exercise date x 0.5

3	The 7 people in the above stock option table were granted Kookmin Bank stock option retroactively on the indicated dates. Those were originally granted by Kookmin Credit Card(KCC) when they were in office, and due to the Merger between Kookmin Bank and Kookmin Credit Card, those options were converted into stock options of the Bank.

11

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330

09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang	Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kyung Soo Kang	Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Yang Jin Kim	Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dong Hwan Cho	Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dong Suk Kang	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dae Ok Shin	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000 5,000
09-Feb-04	Chang Ho Kim	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100	5,000	0
09-Feb-04	Dal Soo Lee	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Byung Doo Ahn	Head of Regional Head Offices	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000

Total						2,828,806	654,440	2,174,366

12

1.4.	Employee Stock Ownership Plan (ESOP)

	Beginning balance	Increase	Decrease	Ending balance	Remarks
Registered common stock	—	1,000,000	—	1,000,000	Treasury stocks of Kookmin Bank were transferred to ESOP account on December 26, 2003
Total	—	1,000,000	—	1,000,000	—

1.5.	Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution not to pay dividend for the fiscal year of 2003, and shareholders of Kookmin Bank approved of no dividend payout for the year at the general shareholders’ meeting held on March 23, 2004

(Units: in millions of Won unless indicated otherwise)

	2003	2002	2001
Net (loss) income for the period	(753,348)	1,310,291	740,565
Basic (loss) earnings per share (Won)	(2,311)	4,123[1]	3,706
Maximum amount available for dividend	133,369	1,192,643[2]	604,984
Total dividend amount	—	325,232	119,866
Dividend payout ratio (%)	—	24.82[3]	16.19
Cash dividend per common share (Won)	—	1,000	100
Stock dividend per common share (%)	—	—	6
Dividend per preferred share (Won)	—	—	—
Dividend yield ratio (%)	—	2.38[4]	0.80
Net asset value per common share (Won)	25,672	30,614[5]	29,742
Ordinary income per common share (Won)	(2,311)	4,123	3,706

1.	Earnings per share = net income (1,310,291,195,314 Won) / weighted average number of shares (317,786,872 shares)

2.	Maximum amount available for dividend = retained earnings before appropriations (1,319,970 millions of Won) + transferred from prior years’ reserves (5,417 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (132,744 millions of Won)

3.	Dividend payout ratio = total dividend amount for common shares (325,232,596,000 Won) / net income (1,310,291,195,314 Won).

4.	Dividend yield ratio = dividend per share (1,000 Won) / market closing price of December 31, 2002 (42,000 Won)

5.	Net asset value per common share = total shareholders’ equity (10,049,396 millions of Won) / total issued shares as of December 31, 2002 (328,258,685 shares).

13

1.6.	Summary of Merger in Year 2003

As of September 30, 2003, Kookmin Bank merged Kookmin Credit Card, its former subsidiary about 74% shares owned. Followings are summarized information with regard to the Merger.

1.6.1.	Brief Note on Merger Procedures

May 30, 2003	Completed the merger agreement, and officially submitted Merger Statement to FSS.
July 23, 2003	Approved by the board of directors of Kookmin Bank
September 5, 2003	Approved by shareholders meeting of Kookmin Credit Card
September 30, 2003	Completed the merger and integrated into single card business unit.
October 7, 2003	Submitted Merger Completion Report to FSS

1.6.2.	Merger Method

Entity	Business	Merger Method
Kookmin Bank (KB)	Banking	KCC is merged into KB
Kookmin Credit Card (KCC)	Credit card

1.6.3.	Merger Ratio

	KB	KCC
Stock Price	31,780 Won	14,078 Won
Merger Ratio (Common Stock)	1	0.442983

1.6.4.	Changes in Equity-related factors

		Before Merger	After Merger
Number of Stocks Authorized	Common stocks	1,000,000,000	1,000,000,000
	Preferred stocks	—	—

Number of Stocks Issued	Common stocks	328,258,685	336,379,116
	Preferred stocks	—	—

Paid-in capital (million Won)		1,641,293	1,681,896

14

2.	Business

2.1.	Sources and Uses of Fund

2.1.1.	Sources of Fund

(Unit: in millions of Won)

		December 31, 2003		December 31, 2002		December 31, 2001
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits	117,045,837	3.69	113,157,719	4.21	63,743,997	5.53
	Certificate of deposit	4,068,327	4.45	2,119,900	4.82	2,022,414	6.10
	Borrowings	3,625,926	3.89	4,568,873	4.45	3,784,147	4.85
	Call money	1,315,639	3.93	1,039,249	4.02	403,937	4.11
	Other	23,311,299	5.91	14,254,281	6.70	9,112,858	7.57

Subtotal		149,367,028	4.06	135,140,022	4.49	79,067,353	5.74

Foreign currency	Deposits	1,276,952	0.84	1,096,544	1.28	952,701	3.08
	Borrowings	3,462,883	1.01	2,269,774	2.45	2,018,537	5.47
	Call money	150,609	1.07	293,151	1.65	223,156	3.67
	Finance debentures issued	773,840	2.11	1,071,848	3.57	1,430,804	5.68
	Other	26,491	—	23,087	—	15,081	—

Subtotal		5,690,775	1.12	4,754,404	2.67	4,640,279	5.32

Other	Total Shareholders Equity	12,053,112	—	14,586,550	—	7,463,687	—
	Allowances	98,422	—	63,039	—	353,183	—
	Other	9,509,283	—	3,717,379	—	4,065,899	—

Subtotal		21,660,817	—	18,366,968	—	11,882,769	—

Total		176,718,620	3.47	158,261,394	3.92	95,590,401	5.00

15

2.1.2.	Uses of Fund

(Unit: in millions of Won)

		December 31, 2003		December 31, 2002		December 31, 2001
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	165,358	1.37	1,041,865	4.62	1,339,572	5.60
	Securities	30,069,922	7.26	30,180,305	6.32	23,861,424	6.78
	Loans	121,725,298	7.10	105,188,481	7.79	53,575,082	8.87
	Advances for customers	96,547	5.79	91,583	4.35	127,704	3.84
	Call loan	685,953	3.92	736,571	4.36	1,765,067	4.80
	Private placement corporate bonds	1,287,623	10.26	1,631,524	7.32	2,065,179	10.32
	Credit card accounts	6,698,954	10.44	5,719,359	10.25	912,210	17.63
	Other	298,858	—	374,718	—	614,014	—
	Allowance for credit losses (—)	1,823,976	—	1,437,960	—	1,297,930	—

Subtotal		159,204,537	7.41	143,526,446	7.66	82,962,322	8.50

Foreign currency	Due from banks	612,862	1.33	253,390	1.35	121,994	3.28
	Securities	1,269,538	5.23	1,302,214	7.97	1,079,359	9.13
	Loans	2,785,091	3.11	3,216,042	3.39	3,870,853	5.66
	Call loan	84,803	1.28	188,465	1.98	185,466	4.15
	Bills bought	1,983,368	1.83	835,356	4.71	1,045,331	7.60
	Other	12,391	—	15,739	—	116,454	—
	Allowance for credit losses (—)	132,105	—	267,194	—	266,613	—

Subtotal		6,615,948	3.03	5,544,012	4.95	6,152,844	7.11

Other	Cash	968,815	—	914,639	—	530,451	—
	Fixed assets held for business	3,210,463	—	3,126,812	—	1,462,413	—
	Other	6,718,857	—	5,149,485	—	4,482,371	—

Subtotal		10,898,135	—	9,190,936	—	6,475,235	—

Total		176,718,620	6.79	158,261,394	7.12	95,590,401	7.83

16

2.2.	Principal Banking Activities

2.2.1.	Deposits

The following table shows the average balances of our deposits for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2003		December 31, 2002		December 31, 2001
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	12,192,971	14,110,288	10,654,651	12,987,742	4,832,281	10,824,005
	Time & savings deposits	96,668,084	97,616,747	93,347,999	93,630,423	53,496,908	89,080,935
	Mutual installment deposits	6,958,043	7,054,752	8,058,664	7,491,115	6,469,772	8,871,193
	Mutual installment for housing	5,161,535	5,423,853	4,463,601	4,872,637	928,398	4,128,489
	Certificates of deposits	4,068,327	6,499,258	2,119,900	3,044,089	2,022,414	1,154,056

Subtotal		125,048,960	130,704,898	118,644,815	122,026,006	67,749,773	114,058,678

Deposits in foreign currency		1,276,952	1,475,374	1,096,544	1,083,647	952,701	1,102,626

Trust deposits	Money trust	13,064,749	10,278,357	17,214,936	15,356,285	20,375,456	19,739,709
	Property trust	24,512,746	21,453,761	16,783,690	26,852,684	5,409,033	12,559,922

Subtotal		37,577,495	31,732,118	33,998,626	42,208,969	25,784,489	32,299,631

Total		163,903,407	163,912,390	153,739,985	165,318,622	94,486,963	147,460,935

2.2.2.	Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2003	December 31, 2002	December 31, 2001
Deposits	119,593	121,137	133,548
Deposits in Won	118,756	120,336	132,320

17

2.2.3.	Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2003	December 31, 2002	December 31, 2001
Deposits	7,487	7,256	7,243
Deposits in Won	7,434	7,208	7,176

2.2.4.	Loan Balances

The following table shows the average balances of our loans for the past three years and ending balances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2003		December 31, 2002		December 31, 2001
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	121,705,493	123,715,244	105,117,047	116,472,105	53,498,087	94,698,769
Loans in foreign currency	4,160,185	4,019,929	3,228,857	4,417,176	3,924,562	4,174,237
Advances to customers	107,091	89,665	106,380	52,430	244,158	199,831

Subtotal	125,972,769	127,824,838	108,452,284	120,941,711	57,666,807	99,072,837

Trust account loans	531,500	489,788	789,614	575,412	2,194,851	1,117,817

Total	126,504,269	128,314,626	109,241,898	121,517,123	59,861,658	100,190,654

2.2.5.	Loan Balances as of December 31, 2003 by Remaining Years to Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year ~ less than 3 years	More than 3 years ~ less than 5 years	More than 5 years	Total
Loans in Won	62,666,569	45,553,041	5,291,143	10,204,491	123,715,244
Loans in foreign currencies	2,461,141	510,478	219,769	828,542	4,019,930

18

2.2.6.	Loan Balances by Uses

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2003	December 31, 2002	December 31, 2001
Loans to enterprise	Loans for operations	35,351,506	35,369,066	29,286,707
	Loans for facility	6,631,703	5,963,631	4,434,447
Loans to households		42,884,305	40,477,483	34,648,918
Loans to public sector & others	Loans for operations	526,227	738,632	730,598
	Loans for facility	42,473	39,414	57,211
Loans on property formation savings		62,963	95,252	154,069
Loans for housing		38,199,290	33,731,435	25,342,969
Inter-bank loans		12,815	20,941	36,110
Others		3,962	5,449	7,740

Total		123,715,244	116,441,303	94,698,769

2.2.7.	Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	December 31, 2003	December 31, 2002	December 31, 2001
Loans[1] (A)	121,705,493	105,106,146	53,498,087
Deposits[2] (B)	125,048,960	118,644,815	67,749,773
Loan to deposit ratio (A/B)	97.33	88.59	78.96

2.2.8.	Acceptances and Guarantees

(Unit: in millions of Won)

	December 31, 2003	December 31, 2002	December 31, 2001
Determined	800,297	1,031,698	3,521,970
Contingent	1,281,518	1,306,878	1,369,723

Total	2,081,815	2,338,576	4,891,693

1.	Average balance of loans in each indicated date

2.	Average balance of deposits in each indicated date. The balances include certificate of deposits

19

2.2.9.	Breakdown of Securities Investment

The following table shows the average balances of our securities for the past three years and ending balances as of the indicated dates.

(Unit: in millions of Won)

		December 31, 2003		December 31, 2002		December 31, 2001
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	4,343,978	5,540,598	2,834,534	3,269,269	3,571,137	3,139,925
	Government and public bonds	5,630,422	5,885,595	4,272,946	5,252,321	4,454,446	4,592,251
	Debentures	11,028,217	7,149,089	13,154,258	12,378,717	11,410,904	14,691,304
	Stocks	1,380,254	877,013	2,146,149	1,661,682	1,309,134	2,154,449
	Others	7,687,051	7,299,404	7,809,012	7,162,134	3,115,803	7,547,153

Subtotal		30,069,922	26,751,699	30,216,899	29,724,123	23,861,424	32,125,082

Securities in Won (Trust account)	Monetary stabilization bonds	984,380	878,077	1,309,515	583,379	3,228,021	2,725,071
	Government and public bonds	1,182,165	1,252,419	2,023,503	1,323,195	2,990,549	3,059,777
	Debentures	5,876,064	4,080,362	8,035,960	7,600,794	7,635,765	7,613,829
	Stocks	763,277	592,379	904,921	924,514	672,845	890,151
	Others	3,208,160	2,106,262	3,945,649	3,821,884	4,340,103	3,913,328

Securities in foreign currency (Trust Account)		868,819	767,675	559,964	747,253	118,147	370,415

Subtotal		12,882,865	9,677,174	77,213,310	74,449,265	18,985,430	18,572,571

Securities in foreign currency (Banking account)	Foreign securities	999,806	1,072,483	945,199	960,749	736,084	909,730
	Off-shore foreign securities	269,732	277,663	320,423	255,878	343,275	382,542

Subtotal		1,269,538	1,350,146	1,265,622	1,216,627	1,079,359	1,292,272

Total		44,222,325	37,779,019	48,262,033	45,941,769	43,926,213	51,989,925

2.2.10.	Trust Account

(Unit: in millions of Won)

	December 31, 2003		December 31, 2002		December 31, 2001
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	559	45,682	1,528	59,530	25,551	-17,147
Performance trust	37,576,936	186,851	33,997,098	241,444	25,758,938	353,890

Total	37,577,495	232,533	33,998,626	300,974	25,784,489	336,743

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2.2.11.	Credit Card

2.2.11.1.	BC Card

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		December 31, 2003	December 31, 2002	December 31, 2001
Number of card holders (Person)	Corporate	68,359	58,090	23,811
	Individual	3,664,505	4,748,427	4,017,950
Number of merchants		309,699	262,619	295,668
Profit	Sales[1]	22,326,200	27,216,500	22,272,700
	Fee revenue	1,044,463	1,039,710	819,399

2.2.11.2.	KB Card (former Kookmin Card2)

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		December 31, 2003	December 31, 2002	December 31, 2001
Number of card holders (Person)	Corporate	151,998	153,425	105,600
	Individual	10,990,703	11,638,968	9,605,946
Number of merchants		1,528,872	1,675,176	1,569,103
Profit	Sales[1]	70,209,300	83,860,180	65,382,300
	Fee revenue	2,967,554	155,545	142,700

2.3.	Branch Networks

As of December 31, 2003, we had 1,085 branches and 51 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 41.9% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

1.	Includes credit card receivables and cash advances.

2	Figures for 2002 and 2001 are results of former Kookmin Credit Card.

21

2.4.	Other Information for Investment Decision

2.4.1.	BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	December 31, 2003	December 31, 2002	December 31, 2001
Risk-adjusted capital (A)	12,739,857	14,439,313	11,750,856
Risk-weighted assets (B)	127,397,339	138,703,021	114,849,227
BIS ratios (A/B)	10.00	10.41	10.23

2.4.2.	Non-Performing Loans[1]

(Units: in millions of Won unless indicated otherwise)

December 31, 2003		December 31, 2002		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
4,202,254	2.99%	2,509,073	1.90%	1,693,181	1.09%P

2.4.3.	Loan Losses Allowances

The following table shows the balance of our loan losses allowances as of the dates indicated.

(Units: in millions of Won)

		December 31, 2003	December 31, 2002	December 31, 2001
Loan losses allowance	Loans in Won	2,271,198	1,905,065	1,509,863
	Loans in foreign currencies	68,045	103,838	225,172
	Credit card	1,187,616	284,491	148,349
	Others	163,482	85,302	387,795

	Total	3,690,341	2,378,696	2,271,179

Write-offs for the Period		4,509,979	1,527,311	1,090,029

1.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

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3.	Financial Information

3.1.	Condensed Financial Statements

3.1.1.	Non-Consolidated Financial Statement

(Units: in millions of Won)

	As of or for the year ended of indicated dates
	December 31, 2003	December 31, 2002
Cash and due from banks	6,526,345	4,599,356
Securities	28,101,845	30,940,750
Loans	139,920,521	126,730,561
Fixed assets	3,019,556	3,092,616
Other assets	6,484,239	6,135,558

Total assets	184,052,506	171,498,841

Deposits	132,180,272	123,109,653
Borrowings	10,902,800	10,690,754
Debentures	19,192,581	17,539,007
Other liabilities	13,362,339	9,784,798

Total Liabilities	175,637,992	161,124,212

Common stocks	1,681,896	1,641,293
Capital surplus	6,230,738	5,864,752
Retained earnings	1,662,119	2,742,335
Capital adjustments	(1,160,239)	126,249

Total shareholders’ equity	8,414,514	10,374,629

Liabilities and Shareholders’ Equity	184,052,506	171,498,841

Operating revenue	15,556,986	15,584,501
Operating income	76,084	2,265,765
Continuing (loss) income before income taxes	(1,146,444)	1,893,618

Net (loss) income	(753,348)	1,310,291

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3.1.2.	Consolidated Financial Statement[1]

(Units: in millions of Won)

	As of or for the year ended of indicated dates
	December 31, 2003	December 31, 2002
Cash and due from banks	6,560,651	4,790,636
Securities	30,531,067	36,862,306
Loans	139,926,208	135,143,612
Fixed assets	3,024,948	3,360,158
Other assets	6,730,164	6,969,506

Total assets	186,773,038	187,126,218

Deposits	135,373,286	126,890,960
Borrowings	10,750,820	15,473,094
Debentures	19,182,576	23,450,346
Other liabilities	12,978,312	10,631,483

Total Liabilities	178,284,994	176,445,883

Common stocks	1,681,896	1,641,293
Capital surplus	6,237,528	5,968,401
Retained earnings	1,712,664	2,787,469
Capital adjustments	(1,160,814)	30,817
Minority interest	16,770	252,355

Total shareholders’ equity	8,488,044	10,680,335

Liabilities and Shareholders’ Equity	186,773,038	187,126,218

Operating revenue	18,006,301	18,863,597
Operating income	537,971	1,956,209
Continuing (loss) income before income taxes	(1,019,606)	1,818,432
Minority interest (loss) income	(76,502)	65,260

Net (loss) income	(741,750)	1,271,308

3.2.	Other Financial Information

See Exhibit 99.1 and 99.2 for full financial statements and relevant notes of both Non-Consolidated and Consolidated Audit Reports

1	The affiliates subject to consolidation are Kookmin Data System, Kookmin Futures, KB Investment, KB Investment Trust, KB Real Estate Trust, KB Credit Information, Kookmin Finance HK Ltd. and Kookmin Bank International Ltd. (London). Our affiliates subject to equity method of accounting include ING Life Korea, KOMOCO, Jangeun Securities, Jooeun Industrial, Kookmin Bank Luxemburg S.A., Kookmin Finance Asia Ltd. (Hong Kong) and Kookmin Singapore Ltd. We have several other companies or business entities such as Sorak Financial Holdings that are also subject to equity method of accounting. For details, please see Exhibit 99.2 2003 Consolidated Audit Report.

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4.	Independent Accountant Fees and Services

4.1.	Audit & Review Fees

Our financial statements for the years ended 2003 and 2002 have been audited by Samil Accounting Corporation, a Korean member firm of PRICEWATERHOUSECOOPERS. And also, each of our financial statements for the first 3 quarters of 2003 was reviewed by the accounting firm. The aggregate contract amount for the audit and review fees for the year 2003 is 980 million Won.

4.2.	Services Other than Audit & Review

The following is a description of non-audit services rendered by our independent auditor for the last three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
2003	US GAAP conversion for 2002	US$3,800 thousand
	Due Diligence on Kookmin Credit Card	250
	SEC Filing regarding the proposed merger with Kookmin Credit Card	USD30 thousand

2002	Project for improving the accounting process	690
	Advisory service for the conversion process in US GAAP	1,450

2001	Due diligence on the assets and liabilities in connection with the merger	2,400
	US GAAP conversion for 2000	US$2,700 thousand
	US GAAP conversion for New York Stock Exchange listing of New Kookmin Bank	US$7,480 thousand
	Advisory service for tax in connection with the merger	300
	US GAAP conversion	US$4,950 thousand

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5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

■	matters relating to business objectives and performance evaluation;

■	matters relating to amendments of the Articles of Incorporation;

■	matters relating to budget and accounting including salaries of directors and employees;

■	matters relating to major organizational changes such as dissolution, business transfer and merger;

■	matters relating to internal control standards; or

■	other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

■	the Board Steering Committee;

■	the Management Strategy Committee;

■	the Risk Management Committee;

■	the Audit Committee;

■	the Compensation Committee; and

■	the Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders. For list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2.	Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter and as-needed basis.

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5.3.	Compensation to Directors

For the year ended December 31, 2003, the aggregate of the remuneration paid by us to 1) the Chairman, President & CEO and our other executive directors and 2) our non-executive directors was 3,050 million Won, 534 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
1) Executive Directors	3,050	8,000	762
2) Non Executive Directors	534		48

Total	3,584	8,000	—

As part of remuneration, Kookmin Bank also granted stock options to directors. See 1.3.3 Stock Option.

5.4.	Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general meeting of shareholders is adopted by resolution of the board of directors, at which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general meeting of shareholders.

5.5.	Share Ownership

The following table presents information regarding the selected major ownership of our shares as of December 31, 2003.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Bank of New York[1]	35,000,566	10.41
Kookmin Bank[2]	30,016,623	8.92
ING Bank N.V.	12,716,691	3.78
Euro-Pacific Growth Fund	10,682,290	3.18
Emerging Markets Growth	10,125,055	3.01
National Pension Fund	7,496,146	2.23
Goldman Sachs Capital SH	3,831,151	1.14

1	Depositary of ADRs

2	Treasury stocks with no voting right

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5.6.	Affiliated Companies

5.6.1.	List of Affiliates

As of December 31, 2003, we have following affiliates.

■	KB Investment Co., Ltd.

■	KB Investment Trust Management Co., Ltd.

■	KB Real Estate Trust Co., Ltd.

■	KB Credit Information Co., Ltd.

■	Kookmin Data System Corporation

■	Kookmin Futures Co., Ltd.

■	ING Life Korea Ltd.

■	Kookmin Bank Luxemburg. S.A.

■	Kookmin Bank International (London) Ltd.

■	Kookmin Finance Hong Kong Ltd.

5.6.2.	Operating Results of Affiliates[1]

(Unit: in millions of Won)

Company name	Closing date	Operating results of the latest fiscal year
		Total Assets	Total Liabilities	Total Equities	Sales	Net Income
KB Investment	December 31, 2003	95,555	18,194	77,361	19,227	5,300
KB Investment Trust Management	March 31, 2003	65,086	17,447	47,639	31,474	13,966
KB Real Estate Trust	December 31, 2003	257,724	159,595	98,129	56,613	10,402
KB Credit Information	December 31, 2003	25,265	7,383	17,882	43,700	3,931
Kookmin Data System	December 31, 2003	17,894	3,244	14,650	37,389	1,031
Kookmin Futures	March 31, 2003	45,414	20,652	24,762	12,734	2,333
ING Life Korea	March 31, 2003	2,068,192	1,937,761	130,431	1,211,847	78,559
Kookmin Bank Luxemburg	December 31, 2003	286,997	281,048	5,949	19,487	19
Kookmin Bank International (London)	December 31, 2003	225,681	168,925	56,756	12,902	3,264
Kookmin Finance Hong Kong	December 31, 2003	211,944	149,228	62,716	34,543	682

1	The operating results of each domestic affiliates of which fiscal years were ended as of December 31, 2003 are tentative figures.

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6.	Directors, Senior Management and Employees

As of December 31, 2003, our board of directors, which consists of 4 executive directors and 12 non-executive directors, has the ultimate responsibility for the management of our affairs.

6.1.	Executive Directors

Our 4 executive directors consist of the chairman, president & CEO, auditor & executive director and one executive director seconded from ING.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned
Sang Hoon Kim	03/13/1942	Chairman	1,300
Jung Tae Kim	08/15/1947	President & CEO	126,581
Sung Nam Lee	11/11/1947	Auditor & Executive Director	—
Donald H. MacKenzie	12/20/1948	Executive Director & EVP	—

6.2.	Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of December 31, 2003, 12 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Moon Soul Chung	03/07/1938	Non-Executive Director	4,291
Richard Elliott Lint	01/04/1946	Non-Executive Director	570
Sun Jin Kim	06/08/1942	Non-Executive Director	3,725
Dong Soo Chung	09/24/1945	Non-Executive Director	610
Seoung Woo Nam	05/13/1952	Non-Executive Director	821
Kyung Hee Yoon	01/05/1947	Non-Executive Director	—
Suk Yong Cha	06/09/1953	Non-Executive Director	730
Bernard S. Black	11/13/1953	Non-Executive Director	570
Ki Hong Kim	01/10/1957	Non-Executive Director	830
Eun Joo Park	06/03/1957	Non-Executive Director	740
Cheol Soo Ahn	01/22/1962	Non-Executive Director	730
Kyung Bae Suh	01/14/1963	Non-Executive Director	730

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6.3.	Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 11 executive officers as of December 31, 2003:

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	10/13/1955	Executive Vice President	3,300
Sung Chul Kim	09/10/1951	Executive Vice President	3,498
Young Il Kim	07/06/1953	Executive Vice President	3,327
Ki Taek Hong	01/16/1948	Executive Vice President	3,931
Sung Hyun Chung	08/10/1947	Executive Vice President	—
Ki Sup Shin	10/29/1955	Executive Vice President	280
Seong Kyu Lee	10/25/1959	Executive Vice President	—
See Young Lee	12/25/1952	Executive Vice President	2
Woo Jung Lee	07/11/1949	Executive Vice President	—
Jin Baek Chung	10/29/1955	Executive Vice President	—
Bong Hwan Cho	03/30/1950	Executive Vice President	4,581

6.4.	Compensation to Directors and Senior Management

The total compensation to both directors and senior management for the year 2003, excluding grant of stock options, is 9,103,289,908 Won, and the average compensation amount per person is 338,899,826 Won. During the first 3 months, we had 11 directors and 13 executive vice presidents, and for the rest of the period in 2003, 14 directors and 11 executive vice presidents were presided.

6.5.	Employees

The following table shows the breakdown of our employees as of December 31, 2003.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the Full-time Employees	Total Payment for Year 2003	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	13,563	1,244	14,787	15.78	823,121	4.6
Female	5,026	7,697	12,723	12.99	421,191	2.8

Total	18,589	8,921	27,510	15.05	1,244,312	3.8

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7.	Related Party Transaction

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

7.1.	Transactions with the Largest Shareholders and Affiliates

7.1.1.	Investments in Affiliates[1]

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Par Value	Beginning Balance (January 1, 2003)	Increase	Decrease	Ending Balance (December 31, 2003)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	79,999	—	—	79,999
Kookmin Credit Card[2]	Affiliate	Equity Securities of Affiliate	271,825	271,825	—	271,825	0
KB Investment	Affiliate	Equity Securities of Affiliate	44,708	44,708	—	—	44,708
KB Investment Trust Management	Affiliate	Equity Securities of Affiliate	30,670	30,670	—	—	30,670
Kookmin Futures	Affiliate	Equity Securities of Affiliate	19,996	19,996	—	—	19,996
Kookmin Data System	Affiliate	Equity Securities of Affiliate	7,998	7,998	—	—	7,998
KB Credit Information	Affiliate	Equity Securities of Affiliate	3,918	3,918	236	—	4,154
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	14,000	—	—	14,000
KOMOCO	Affiliate	Equity Securities of Affiliate	30,000	30,000	—	—	30,000

Total			503,114	503,114	236	271,825	231,525

1	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures

2	Merged into the Bank as of September 30, 2003.

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7.1.2.	Real Estate Transactions with Affiliates

(Unit: in millions of Won)

Name	Relation with the Bank	Type	Account	The Number of Contracts	Deposits	Rent Fee
KB Credit Information	Affiliate	Building	Rental Income	19	3,805.74	8.13
KB Real Estate Trust	Affiliate	Building	Rental Income	2	1,738	—
Kookmin Data System	Affiliate	Building	Rental Income	2	2,484.31	—
Kookmin Futures	Affiliate	Building	Rental Income	1	1,363.36	—

Total	—	—	—	24	9,391.41	8.13

7.2.	Transactions with Other than the Largest Shareholders & Affiliates

7.2.1.	Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2003, or on the date of appointment)	Ending Balance (December 31, 2003)	Increase / (Decrease) for the period
Ki Hong Kim	Non executive director	Housing Loan	18	0	(18)
Pulmuone Water Co.	Related party of	General Corporate Loan	2,000	2,000	—
	Non executive director,	Corporate Overdraft	1,011	2,992	1,981
	Seoung Woo Nam	Loan for Working Capital	1,800	1,800	—
		Loan for Purchasing	343	0	(343)
Pulmuone Co.	Related party of	General Corporate Loan	4,000	0	(4,000)
	Non executive director,	Purchase Card Loan	3,778	1,170	(2,608)
	Seoung Woo Nam	Loan for Facility	—	3,300	3,300
		Facility Finance Loan	1,600	0	(1,600)
Pulmuone Tech co.	Related party of Non executive director, Seoung Woo Nam	Note Discount	—	0	1,400 (1400)
Food Merce	Related party of Non executive director, Seoung Woo Nam	Loan for Purchasing	362	0	(362)
Pulmuone Healthy Life	Related party of Non executive director, Seoung Woo Nam	General Corporate Loan	—	991	991

Total			14,912	12,253	(2,659)

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7.2.2.	Real Estate Transaction

(Unit: in millions of Won)

Name	Relation with Kookmin Bank	Type	Account	Deposits	Rent Fee
Haitai Confectionary & Foods	Related party of Non executive director, Suk Yong Cha	Building	Rental Deposit	150	—
National Pension Corporation	Shareholder	Building	Rental Income	776	9
Pulmuone Life Co.	Related party of Non executive director Seoung Woo Nam	Building	Rental Income	10	0.5

Total				936	9.5

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8.	Exhibits

8.1.	Kookmin Bank 2003 Non-Consolidated Audit Report

Kookmin Bank Non-Consolidated Audit Report as of and for the Years Ended 2003 and 2002	Page
■ Non-Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	4
■ Non-Consolidated Statements of Operations for the years ended December 31, 2003 and 2002	5
■ Non-Consolidated Statements of Appropriations of Retained Earnings (Disposition of Accumulated Deficit) for the years ended December 31, 2003, and 2002	6
■ Non-Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002	7
■ Notes to Non-Consolidated Financial Statements December 31, 2003	9

8.2.	Kookmin Bank and Its Subsidiaries 2003 Consolidated Audit Report

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 30, 2004	By:	/s/ Ki Sup Shin
(Signature)

	Name:	Ki Sup Shin

	Title:	Senior Executive Vice President & Chief Financial Officer

35

Exhibit 99.1

Kookmin Bank

Non-Consolidated Financial Statements

December 31, 2003 and 2002

Kookmin Bank

Contents

December 31, 2003 and 2002

Page(s)

Report of Independent Auditors	1–3

Non-Consolidated Financial Statements

Balance Sheets	4

Statements of Operations	5

Statements of Appropriations of Retained Earnings (Dispositions of Accumulated Deficit)	6

Statements of Cash Flows	7–8

Notes to Financial Statements	9–57

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of

Kookmin Bank

We have audited the accompanying non-consolidated balance sheet of Kookmin Bank (“the Bank”) as of December 31, 2003 and 2002, and the related non-consolidated statements of operations, appropriations of retained earnings (dispositions of accumulated deficit) and cash flows for the year then ended, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kookmin Bank as of December 31, 2003 and 2002, and the results of its operations, the changes in its retained earnings (accumulated deficit), and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 33 to the financial statements, on May 30, 2003, the Bank obtained approval from the Board of Directors to enter into a merger agreement with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary. According to the resolution of the Board of Directors, the Bank merged with the Subsidiary on September 30, 2003. The merger was effected through an exchange of shares with the minority shareholders of the Subsidiary as of July 24, 2003, who received 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The total assets and liabilities of the Subsidiary as of September 30, 2003 were (Won)10,595,409 million and (Won)9,391,897 million, respectively.

As discussed in Note 2 to the financial statements, as of December 2002, the Bank changed the rates for determining the allowances for losses from consumer loans and credit card loans, in anticipation of the increasing risk of loan losses due to the increase in consumer loans and credit card loans, as follows:

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Consumer	Credit Cards
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

As a result of the above change, the Bank’s allowances for loan losses as of December 31, 2003 are greater by (Won)336,265 million for consumer loans and (Won)314,701 million for credit card loans compared to the amounts that which would have been recorded under the previous rates.

As discussed in Note 20 to the financial statements, in accordance with the resolution made by the Board of Directors on December 26, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares of treasury stock depending on certain market conditions. As a result of the acquisition, the Bank holds 8.92 percent of the total common stock issued as treasury stock.

As discussed in Note 16 to the financial statements, the Bank’s total exposure (including debt securities, beneficiary certificates, and loans) related to domestic credit card companies and capital companies amounts to (Won)2,055,663 million as of December 31, 2003. Currently, securities issued by credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

As discussed in Note 16 to the financial statements, in accordance with the agreement with the creditors’ committee of LG Card Co., Ltd. on November 24, 2003, the Bank provided additional loans of (Won)437.0 billion to LG Card Co., Ltd., which is currently experiencing a liquidity crisis. Also, on January 9, 2004, the Bank has agreed to a debt-equity swap of (Won)312.7 billion, to provide additional loans of (Won)205.9 billion (to be included in the debt-equity swap), and to extend the maturity of loans that will mature in 2004. The ability of LG Card Co., Ltd. to continue as a going concern depends on the effective execution of its restructuring plan and debt restructuring as well as the availability of financial aid from its financial institutional creditors. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

2

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

March 3, 2004

This report is effective as of March 3, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

3

Kookmin Bank

Non-Consolidated Balance Sheets

December 31, 2003 and December 31, 2002

(in millions of Won)
	2003		2002
Assets
Cash and due from banks (Note 3)	(Won)	6,526,345	(Won)	4,599,356
Securities (Note 4)		28,101,845		30,940,750
Loans (Notes 5 and 6)		139,920,521		126,730,561
Fixed assets (Note 7)		3,019,556		3,092,616
Other assets (Note 8)		6,484,239		6,135,558

Total assets	(Won)	184,052,506	(Won)	171,498,841

Liabilities and Shareholders’ Equity
Deposits (Note 9)	(Won)	132,180,272	(Won)	123,109,653
Borrowings (Note 10)		10,902,800		10,690,754
Debentures (Note 11)		19,192,581		17,539,007
Other liabilities (Note 13)		13,362,339		9,784,798

Total liabilities		175,637,992		161,124,212

Commitments and contingencies (Notes 14 and 16)
Common stock (5,000 Won par value per share, authorized 1 billion shares and 336,379,116 shares outstanding in 2003) (Notes 1 and 17)		1,681,896		1,641,293
Capital surplus (Note 18)		6,230,738		5,864,752
Retained earnings (Note 19)		1,662,119		2,742,335
Capital adjustments (Note 20)		(1,160,239)		126,249

Total shareholders’ equity		8,414,514		10,374,629

Total liabilities and shareholders’ equity	(Won)	184,052,506	(Won)	171,498,841

The accompanying notes are an integral part of these non-consolidated financial statements.

4

Kookmin Bank

Non-Consolidated Statements of Operations

Years ended December 31, 2003 and 2002

(in millions of Won except per share amounts)
	2003		2002
Interest income
Interest on due from banks	(Won)	10,433	(Won)	51,580
Interest on trading securities		116,142		95,576
Interest on available-for-sale securities		958,665		652,423
Interest on held-to-maturity securities		626,552		834,895
Interest on loans		9,814,835		9,251,849
Other interest income		98,923		102,735

		11,625,550		10,989,058

Interest expenses
Interest on deposits		4,280,290		4,770,967
Interest on borrowings		410,746		415,938
Interest on debentures		1,143,228		830,219
Other interest expenses		68,570		58,068

		5,902,834		6,075,192

Net interest income		5,722,716		4,913,866
Provision for loan losses (Note 6)		4,040,536		1,593,479

Net interest income after provision for loan losses		1,682,180		3,320,387

Non-interest income
Fees & commission income		1,636,171		1,345,669
Dividends on trading securities		1,633		1,123
Dividends on available-for-sale securities		5,580		12,186
Gain on foreign currency transactions		287,501		202,367
Gain on derivatives transactions (Note 15)		1,131,711		1,760,743
Others (Note 22)		868,840		1,273,355

		3,931,436		4,595,443

Non-interest expenses
Fees and commission expenses		270,405		330,385
General and administrative expenses (Note 23)		2,704,148		2,551,426
Loss on foreign currency transactions		200,109		245,232
Loss on derivatives transactions (Note 15)		1,053,990		1,594,025
Others (Note 22)		1,308,880		928,997

		5,537,532		5,650,065

Operating income		76,084		2,265,765
Non-operating expenses, net (Note 24)		(1,222,528)		(372,147)

Net (loss) income before income tax expense		(1,146,444)		1,893,618

Income tax (benefit) expense (Note 25)		(393,096)		583,327

Net (loss) income	(Won)	(753,348)	(Won)	1,310,291

Basic (loss) earnings per share (In Korean Won) (Note 26)	(Won)	(2,311)	(Won)	4,123

The accompanying notes are an integral part of these non-consolidated financial statements.

5

Kookmin Bank

Non-Consolidated Statements of Appropriations of Retained Earnings

(Dispositions of Accumulated Deficit)

Years ended December 31, 2003 and 2002

(Date of Disposition : March 23, 2004 for the year ended December 31, 2003

Date of Appropriation : March 21, 2003 for the year ended December 31, 2002)

(in millions of Won)
	2003		2002
Retained earnings (accumulated deficit) before appropriations (dispositions)
Unappropriated retained earnings carried over from prior year	(Won)	410	(Won)	5,117
Adjustment on investment in associates (Note 19)		(1,917)		4,562
Net income (loss)		(753,348)		1,310,291

		(754,855)		1,319,970

Transferred from prior years’ reserve (Note 19)
Reserves for overseas investment losses		—		5,417

		—		5,417

Dispositions (appropriations) (Note 19)
Transfer from (appropriations for) voluntary reserves		754,900		(867,000)
Other reserves		—		(744)
Legal reserves		—		(132,000)
Cash dividends (20.0% for common stock in 2002)		—		(325,233)

		754,900		(1,324,977)

Unappropriated retained earnings carried over to the subsequent year	(Won)	45	(Won)	410

The accompanying notes are an integral part of these non-consolidated financial statements.

6

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

(in millions of Won)
	2003		2002
Cash flows from operating activities
Net (loss) income	(Won)	(753,348)	(Won)	1,310,291

Adjustments to reconcile net (loss) income to net cash provided by operating activities
Realized gain on trading securities, net		(71,899)		(87,802)
Unrealized gain on trading securities, net		(70,976)		(167,366)
Provision for loan losses due to merger		1,652,264		—
Gain (loss) on foreign currency transactions, net		(87,392)		42,865
Provision for loan losses		4,040,536		1,593,479
Reversal of losses from guarantees and acceptances		(1,209)		(37,436)
Gain on derivatives transactions, net		(77,721)		(166,718)
Loss (gain) on valuation of derivatives, net		18,788		(41,884)
Gain (loss) on fair value hedged items		(10,715)		9,213
Retirement benefits		109,766		100,198
Depreciation and amortization		466,856		389,931
Loss on disposal of fixed assets, net		33,058		6,288
Impairment loss on fixed assets		22,228		—
Realized gain on available-for-sale securities, net		(493,993)		(210,112)
Impairment loss on available-for-sale securities, net		133,754		272,393
Realized gain on held-to-maturity securities		(2,771)		(733)
Unrealized gain (loss) on investment in associates, net		(267,870)		273,620
Loss (gain) on sale of loans, net		31,340		(6,475)
Stock compensation expense		12,130		11,333
Others, net		22,755		(33,116)
Changes in assets and liabilities resulting from operations
Accrued income		118,796		3,238
Prepaid expenses		(255,957)		14,037
Deferred tax assets		(399,310)		(51,181)
Other assets		(166)		5,639
Accrued expenses		(593,967)		(90,475)
Unearned income		(28,019)		(1,070)
Withholding taxes		36,095		(54,343)
Other liabilities		587,179		45,215
Retirement benefits		(18,637)		(19,130)
Accounts payable		(66,349)		(60,268)
Account for agency business		—		33
Deferred tax liabilities		(35,111)		141,532

Net cash provided by operating activities		4,050,135		3,191,196

7

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

(in millions of Won)
	2003		2002
Cash flows from investing activities
Increase (decrease) in due from banks	(Won)	(1,247,467)	(Won)	2,839,245
Decrease in trading securities		1,336,940		992,343
Increase (decrease) in available-for-sale securities		(1,198,423)		1,606,941
Decrease in held-to-maturity securities		5,119,423		—
Acquisition of investment in associates		(71,295)		—
Dividend from investment in associates		11,392		—
Increase in loans granted, net		(12,580,451)		(20,439,846)
Proceeds from disposal of fixed assets		101,599		14,049
Acquisition of fixed assets		(316,890)		(578,828)
Acquisition of intangible assets		(705)		(502)
Proceeds from disposal of foreclosed assets		162		978
Acquisition of foreclosed assets		(166)		—
Increase in guarantee deposits		(8,865)		(56,619)
Decrease (increase) in other accounts receivable		166,101		(338,569)
Increase (decrease) in payments in advance		(28,328)		55,723
Decrease in derivative assets, net		145,924		67,591
Collection of domestic exchange receivables		474,995		403,014
Collection of loans to trust accounts		37,882		229,452

Net cash used in investing activities		(8,058,172)		(15,205,028)

Cash flows from financing activities
Increase in deposits, net		9,076,415		7,948,349
Decrease in borrowings, net		(2,248,706)		(2,846,629)
Decrease (increase) in debentures, net		(3,278,588)		8,697,080
Increase (decrease) in borrowings from trust accounts		3,248,649		(931,874)
Decrease in dividend payable		(325,188)		(29,967)
Decrease (increase) in other accounts payable		(273,080)		499,769
Increase (decrease) in advances received from customers		19,325		(57,825)
Decrease in guarantee deposits received		(623)		(41,516)
Decrease in domestic exchange payables		(173,865)		(901,723)
Decrease in liabilities incurred by agency relationships		(171,172)		(219,313)
Stock options exercised		(35)		(26,741)
Acquisition of treasury stock		(1,227,876)		(149,704)
Sale of treasury stock		826		1,928
Increase in stock issuance cost		(212)		(737)

Net cash provided by financing activities		4,645,870		11,941,097

Net increase (decrease) in cash and cash equivalents		637,833		(72,735)
Increase due to merger		33,343		—
Cash and cash equivalents, Beginning of year		3,100,581		3,173,316

End of year (Note 34)	(Won)	3,771,757	(Won)	3,100,581

The accompanying notes are an integral part of these non-consolidated financial statements.

8

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

1. The Bank

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. Also, the Bank completed the legal consolidation with H&CB as of October 31, 2001 (Note 32) and merged with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary, on September 30, 2003 (Note 33).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001. As of December 31, 2003, the Bank’s paid-in capital amounts to (Won)1,681,896 million and 35,000,566 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADSs”).

The Bank engages in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,136 domestic branches and offices (excluding ATMs) and three overseas branches as of December 31, 2003.

2. Summary of Significant Accounting Policies

The Bank has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) No. 1 as of January 1, 2001 and No. 2 to No. 9 as of January 1, 2002 to present its financial statements. Except for the adoption of these SKFAS, the same accounting policies are applied for the fiscal years 2002 and 2003. The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Bank’s non-consolidated financial statements were prepared in accordance with financial accounting standards generally accepted in the Republic of Korea and Statements of Korean Financial Accounting Standards No. 2 through No. 9, in effect for the fiscal periods beginning after December 31, 2002.

9

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonoured loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. As of December 31, 2003, the Bank has non-accrual loans and securities of (Won)10,677,822 million and (Won)620,929 million, respectively, with related foregone interest of (Won)638,079 million and (Won)150,492 million, respectively.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Securities are recognized initially at their fair value plus transaction costs that are directly attributable to the acquisition and the Bank uses the moving average method and specific identification method for determining the carrying value of equity securities and debt securities, respectively.

Trading and available-for-sale debt securities are carried at fair value using the average of quoted prices provided by bond pricing service institutions. Held-to-maturity debt securities are carried at amortized cost.

Marketable equity securities are carried at market prices and beneficiary certificates are carried at quoted prices provided by the beneficiary certificate dealers. However, non-marketable equity securities are carried at fair value only if the fair value is reasonably measurable and if otherwise, are carried at cost.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments. Premiums and discounts on debt securities are amortized over the maturity period using the effective interest method. Impairment losses are recognized in current operations when there is evidence of impairment and recoverable amounts of available-for-sale securities or held-to-maturity securities are less than the acquisition cost of equity securities or the amortized cost of debt securities. Unrealized holding gains or losses on available-for-sale or held-to-maturity securities that had not been recognized through income are realized when the related securities are disposed.

Investments in Associates

Investments in associate, over which the Bank exercises significant control or influence, are accounted for under the equity method. Under the equity method, the Bank records changes in its proportionate ownership of the associate in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investment in associate.

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses of the associates equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of the associate are amortized or accreted using an appropriate method and the resulting amortization is charged to current operations.

Gains and losses recorded by the Bank from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Bank’s percentage of ownership.

Deferred loan origination fees and costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs, and the deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

10

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Allowances for Loan Losses

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine the allowances for loan losses. According to the credit rating criteria, the allowance is determined according to the credit risk of corporate borrowers, which is evaluated based on financial and non-financial risks. The credit rating criteria is categorized into 12 categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D) with additional consideration of the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances under each credit risk classification:

Credit Risk Classification	Credit Ratings	Allowance Rates
Normal	AAA~B	0.5%
Precautionary	B-~CCC	2%
Sub-standard	CC	20%
Doubtful	C	50%
Estimated loss	D	100%

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit card loans. Alternatively, the bank classifies such loans by considering the current financial status of borrowers including delinquencies, bankruptcies and collateral value. As of December 2002, the rates used for determining the allowances for losses from corporate loans, consumer loans and credit card loans were changed as follows:

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Consumer	Credit Card
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

As a result of the above change, the Bank’s allowances for loan losses as of December 31, 2003 are greater by (Won)336,265 million for consumer loans and (Won)314,701 million for credit card loans compared to the amounts which would have been recorded under the previous rates.

The Bank applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20 percent, 50 percent and 100 percent of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively. In addition, the Bank provides allowances for losses of 19 percent of certain outstanding guarantees and acceptances classified as precautionary.

Present Value Discounts

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the nominal value and the present value of the restructured loan is significant. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as provision for loan losses of the current period. The difference between the nominal value and the present value is recorded as present value discount, which is shown as a deduction from the loan nominal value. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances, net of present value discounts.

11

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Receivables and payables arising from long-term installment transactions, long-term cash loans or borrowings and other similar transactions shall be stated at present value, if the difference between nominal value and present value is material. The difference is accounted for as a present value discount and is deducted from the nominal value of the related receivable or payable. Present value discounts are amortized or reversed using the effective interest method, and the amortization is included in interest income or expense.

Fixed Assets and Related Depreciation

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4-5 years
Equipment and vehicles	Declining balance method	4-5 years

Expenditures that enhance the value or extend the useful life of the related assets are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses when incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded where the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements

Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements, net of accumulated amortization:

Intangible assets	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Development costs	Straight-line method	5 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	5-30 years

The Bank estimated the useful life of endowment assets that are beneficial upon usage, classified under other intangible assets, to be 30 years based on the term of the contract. The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

Development costs directly related to new technology or new products (including costs related to software development) are capitalized as intangible assets to the extent that the estimated future benefits are probable.

The Bank adjusts the book value of a fixed asset to its recoverable amount and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the impaired book value is recognized, to the extent of the original book value before impairment, as a reversal of fixed asset impairment losses. For the year ended December 31, 2003, the Bank recognized an impairment loss of (Won)22,228 million for the difference between the book value of (Won)48,388 million and net realizable value of (Won)26,160 million of assets related to the expected closures of certain branch offices.

Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity period of the debentures using the effective interest method.

12

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Accrued Retirement Benefits

Employees and directors with more than one year of service and temporary employees with a one-year contract, as of December 31, 2003, are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination.

Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, as contra accounts of accrued retirement benefits.

Deferred Income Taxes

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred income tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Derivative Instruments

Derivative instruments for trading or hedging purpose are recorded at fair value and resulting unrealized gains and losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recognized in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Stock Options

Compensation costs for stock options granted to employees and executives are recognized using the fair value method. Under the fair value method, compensation costs for stock option plans are determined using an option-pricing model and are recognized over the vesting period (Note 21).

National Housing Fund

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

13

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Gains and Losses on Trust Management

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5 ~ 2.0 percent (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensations paid for the years ended December 31, 2003 and 2002.

Foreign Currency Translation

All assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates in effect at the balance sheet date (2003: (Won)1,197.8:US$1, 2002: (Won)1,200.4:US$1), and resulting translation gains and losses are recognized in the current period.

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of the balance sheet dates.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large.

Application of Korean Financial Accounting Standard No. 6

The Bank has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) No. 6 ‘Subsequent Events’, for the fiscal year 2003 and presented retained earnings (accumulated deficit) as before appropriations (disposition) on the balance sheet. Accordingly, retained earnings as of December 31, 2002 were restated to amounts before appropriations, and the restatement resulted in a decrease in liabilities and an increase in net assets of (Won)325,233 million.

14

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

3. Cash and Due from Banks

Cash and due from banks as of December 31, 2003 and 2002 are summarized as follows:

(in millions of Won)		2003		2002
Cash on hand
Cash in Won		(Won)	2,945,921	(Won)	2,392,346
Cash in foreign currencies			228,153		186,780

			3,174,074		2,579,126

Due from banks in Won
Bank of Korea	Reserve deposits in the Bank of Korea		2,612,248		1,340,482

Other banks	Time deposits		810		41,192
	Passbook deposits		8,185		392

			8,995		41,584

Other financial institutions	Deposits at Mutual Savings		140,000		140,000

Others	Futures margin accounts		1,560		1,336
	Market participation margin		454		458
	KOSPI futures margin accounts		200		—
	Other deposits		—		8,319

			2,214		10,113

			2,763,457		1,532,179
	Present value discounts [1]*		(12,810)		(21,156)

			2,750,647		1,511,023

Due from banks in foreign currencies
Bank of Korea	Demand deposits		12,415		25,677

Other banks	Demand deposits		71,879		104,073
	Time deposits		—		15,193

			71,879		119,266

Off-shore	Demand deposits		3,354		5,064

Others	Other deposits		513,976		359,200

			601,624		509,207

		(Won)	6,526,345	(Won)	4,599,356

[1]*	Present value discounts are related to the (Won)140,000 million of time deposits (1% interest, five-year maturity at the point of deposit, uncallable for five years) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

The maturities of the due from banks as of December 31, 2003 are as follows:

(in millions of Won)	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	2,622,647	(Won)	523,767	(Won)	3,146,414
Due after 3 months through 6 months		—		77,857		77,857
Due after 6 months through 1 year		50,154		—		50,154
Due after 1 year through 2 years		90,000		—		90,000
Due after 2 years through 3 years		—		—		—
Due after 5 years		656		—		656

	(Won)	2,763,457	(Won)	601,624	(Won)	3,365,081

15

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Included in cash and due from banks as of December 31, 2003 and 2002 are the following restricted deposits:

(in millions of Won)	2003		2002		Restrictions
Reserve deposits in the Bank of Korea	(Won)	2,612,248	(Won)	1,340,482	General Banking Act
Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,000		140,000	Withdrawal at maturity
Due from banks in foreign currency		12,415		37,409	General Banking Act
Other deposits		2,735		2,040	Futures guarantee deposits

		2,767,398		1,519,931

Present value discounts		(12,810)		(21,156)

	(Won)	2,754,588	(Won)	1,498,775

4. Securities

Securities as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003		2002
Trading	(Won)	4,482,948	(Won)	5,676,973
Available-for-sale		17,088,357		13,173,700
Held-to-maturity		5,979,341		10,986,915
Investment in associates		551,199		1,103,162

	(Won)	28,101,845	(Won)	30,940,750

Trading, available-for-sale, and held-to-maturity securities as of December 31, 2003 are as follows:

(in millions of Won)	Unrealized
	Gain		Loss		Book Value		Fair value
Trading
Equity securities	(Won)	12,760	(Won)	767	(Won)	113,171	(Won)	113,171
Beneficiary certificates		69,554		240		1,686,754		1,686,754
Government and municipal bonds		1,164		3,621		1,076,427		1,076,427
Corporate bonds		929		7,953		1,365,060		1,365,060
Asset-backed securities		197		1,047		241,536		241,536

	(Won)	84,604	(Won)	13,628	(Won)	4,482,948	(Won)	4,482,948

(in millions of Won)	Impairment				Capital Adjustments
	Reversal of		Loss		Gain		Loss		Book Value		Fair value[1]*
Available-for-Sale
Equity securities	(Won)	—	(Won)	45,214	(Won)	25,292	(Won)	14,873	(Won)	439,791	(Won)	439,791
Investment in funds		—		3		3,513		—		30,872		30,872
Beneficiary certificates		47,730		271,019		67,839		43		5,569,200		5,569,200
Government and municipal bonds		—		—		7,532		22,906		2,322,889		2,322,889
Foreign government bonds		—		—		2,402		—		28,153		28,153
Corporate bonds		5,364		42,267		90,629		21,768		8,228,640		8,228,640
Asset-backed securities		22,459		56,006		370		—		468,669		468,669
Other debt securities		—		—		—		—		143		143

	(Won)	75,553	(Won)	414,509	(Won)	197,577	(Won)	59,590	(Won)	17,088,357	(Won)	17,088,357

16

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

(in millions of Won)	Impairment				Unrealized Holding
	Reversal of		Loss		Gain		Loss		Book Value		Fair value
Held-to-Maturity
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	87,993	(Won)	4,061	(Won)	2,489,998	(Won)	2,573,930
Corporate bonds		—		—		76,464		3,510		3,163,020		3,235,974
Asset-backed securities		—		—		3,307		90		326,323		329,540

	(Won)	—	(Won)	—	(Won)	167,764	(Won)	7,661	(Won)	5,979,341	(Won)	6,139,444

[1]*	Non-marketable equity securities and investment in funds are included at book value.

Due to the merger with Kookmin Credit Card Co., Ltd. on September 30, 2003, the above impairment loss on available-for-sale securities includes (Won)2,178 million of impairment loss recognized before the merger date as part of ‘net unrealized gain on investments in associates’, and (Won)203,024 million of impairment loss recognized as ‘provision for loan losses due to merger’ as of the merger date.

Beneficiary certificates classified as available-for-sale include (Won)2,402 million of beneficiary certificates that have been reclassified from trading securities due to restrictions on redemption. (Won)413 million of unrealized gain on these beneficiary certificates that has been recognized as of the reclassification date is included in the unrealized gain on trading beneficiary certificates.

Trading, available-for-sale, and held-to-maturity securities as of December 31, 2002 are as follows:

(in millions of Won)	Unrealized
	Gain		Loss		Book Value		Fair value
Equity securities	(Won)	545	(Won)	4,002	(Won)	55,674	(Won)	55,674
Beneficiary certificates		166,078		5,429		3,844,380		3,844,380
Government and municipal bonds		5,600		—		644,435		644,435
Corporate bonds		5,136		562		1,092,674		1,092,674
Asset-backed securities		—		—		39,810		39,810

	(Won)	177,359	(Won)	9,993	(Won)	5,676,973	(Won)	5,676,973

(in millions of Won)	Impairment				Capital Adjustments
	Reversal of		Loss		Gain		Loss		Book Value		Fair value[1]*
Available-for-Sale
Equity securities	(Won)	15,318	(Won)	222,309	(Won)	20,317	(Won)	34,416	(Won)	646,114	(Won)	646,114
Investment in funds		—		—		—		—		36,152		36,152
Beneficiary certificates		—		—		62,246		5,662		3,231,853		3,231,853
Government and municipal bonds		—		—		40,609		184		2,278,144		2,278,144
Foreign government bonds		—		—		2,864		374		20,007		20,007
Corporate bonds		—		68,468		103,710		10,325		6,441,979		6,441,979
Asset-backed securities		12,380		9,314		1,664		—		519,371		519,371
Other debt securities		—		—		—		—		80		80

	(Won)	27,698	(Won)	300,091	(Won)	231,410	(Won)	50,961	(Won)	13,173,700	(Won)	13,173,700

17

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

(in millions of Won)	Impairment				Unrealized Holding
	Reversal of		Loss		Gain		Loss		Book Value		Fair value
Held-to-Maturity
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	108,236	(Won)	92	(Won)	2,381,372	(Won)	2,489,516
Foreign government bonds		—		—		—		—		19,143		19,143
Corporate bonds		—		—		176,778		2,082		7,461,864		7,636,560
Asset-backed securities		—		—		14,693		—		1,124,536		1,139,229

	(Won)	—	(Won)	—	(Won)	299,707	(Won)	2,174	(Won)	10,986,915	(Won)	11,284,448

[1]*	Non-marketable equity securities and investment in funds are included at book value.

As of December 31, 2003 and 2002, investments in associates are as follows:

(in millions of Won)	Owner- ship (%)	Acquisition Cost		Beginning Balance[1]*		Equity Method[2]*						Book Value
						N/I		R/E		C/A		2003		2002
Domestic Associates
Kookmin Credit Card[3]*	74.27	(Won)	272,274	(Won)	681,960	(Won)	211,202	(Won)	—	(Won)	—	(Won)	—	(Won)	681,960
KB Investment	99.89		155,311		67,289		5,295		(2,334)		7,023		77,273		67,289
Kookmin Data System	99.98		7,998		13,616		1,031		—		—		14,647		14,416
Kookmin Futures	99.98		19,996		24,093		1,428		—		—		25,521		25,092
KLB Securities	36.41		10,316		—		—		—		—		—		—
KB Investment Trust Mgt.	80.00		39,015		36,667		8,336		—		48		45,051		45,868
Jooeun Industrial	99.99		23,994		—		—		—		—		—		—
KB Real Estate Trust	99.99		76,103		87,727		10,402		(336)		336		98,129		87,727
KB Credit Information	66.34		8,444		9,106		2,746		—		11		11,863		8,991
ING Life Korea	20.00		21,769		21,613		22,278		—		(46)		43,845		21,613
Korea Mortgage	26.67		30,629		33,566		2,475		(57)		(196)		35,788		33,566

			665,849		975,637		265,193		(2,727)		7,176		352,117		986,522

Foreign Associates
KB Int’l Ltd. (London)	100.00		42,585		52,803		3,264		—		688		56,755		47,739

KB Luxembourg S.A	100.00		26,295		6,102		(1,275)		—		1,123		5,950		5,106

Kookmin Singapore Ltd.	100.00		14,096		2,080		—		—		—		2,080		2,084

Kookmin Finance Asia Ltd.	100.00		8,385		279		7		—		—		286		279

Kookmin Finance HK Ltd.	100.00		23,956		61,299		681		—		736		62,716		61,432

Sorak Financial Holdings	25.00		71,295		71,295		—		—		—		71,295		—

			186,612		193,858		2,677		—		2,547		199,082		116,640

		(Won)	852,461	(Won)	1,169,495	(Won)	267,870	(Won)	(2,727)	(Won)	9,723	(Won)	551,199	(Won)	1,103,162

[1]*	The beginning balance is the prior year’s book value adjusted by dividends, changes in foreign exchange rates, and acquisition during current year.

[2]*	The investment in associates are accounted for under the equity method and changes in net assets of the associates are recognized in net income (N/I), retained earnings (R/E), and/or in capital adjustment (C/A) according to the source of the changes in net assets.

[3]*	As a result of the merger with Kookmin Credit Card Co., Ltd. on September 30, 2003, there is no balance for investments in associates related to Kookmin Credit Card Co., Ltd as of December 31,2003.

The Bank sold to Sun Capital Inc., 70.46 percent of its 85.43 percent investment in, and (Won)172,024 million of its loans to, Alpha Capital Corp., for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03 percent of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million on October 28, 2002. The Bank sold its 87.00 percent investment in Kookmin Investment Trust Management Co., Ltd. to Morgan Stanley Private Equity (the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds) on May 29, 2002 and sold its 88.66 percent investment in Kookmin Leasing Co., Ltd. to Sun Capital Inc. on December 27, 2002.

18

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

KB Investment Co., Ltd. merged with Frontier Investment Corp. and Kookmin Investment Co., Ltd., on December 31, 2001 and June 27, 2002, respectively. KB Credit Information Co., Ltd. merged with KM Credit Information Co., Ltd., effective as of May 2, 2002.

KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Singapore (Merchant Bank), Ltd. and Kookmin Finance Asia, Ltd. (HK) are in the process of liquidation. Consequently, accounting under the equity method is no longer applied to investments in KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficits resulting to a decrease of the investment value below zero . Accordingly, the total accumulative estimated loss that has not been recognized by the Bank amounts to (Won)43,695 million.

The Bank applies the equity method accounting to a subsidiary based on its adjusted financial statements that are, in turn, based on most recent available audited or reviewed financial statements adjusted for changes in net assets using the unaudited financial statements as of December 31, 2003. In the case of ING Life Korea Co., Ltd., adjustment for income tax expenses of (Won)37,609 million has been additionally made to the adjusted financial statements.

As a means to create a Pan-Asian strategic management, in accordance with the resolution of the Board of Directors on October 24, 2003, the Bank invested (Won)71,295 million for a 25 percent ownership of Sorak Financial Holdings in connection with the acquisition of Bank Internasional Indonesia (“BII”). Sorak Financial Holdings entered into a contract to purchase 51 percent equity interest in BII from Indonesian Bank Restructuring Agency (IBRA). BII’s total assets and total liabilities reported under Indonesian GAAP as of September 30, 2003 translated into Korean Won at year-end rates, amounts to (Won)4,910,369 million and (Won)4,439,624 million, respectively.

Due to its determination to maximize efficient asset management, certain assets, comprising mostly of securities and loans, held by overseas subsidiaries with a total book value of (Won)118,720 million were purchased by the Bank for a total acquisition cost of (Won)115,046 million.

The maturities of the available-for-sale and held-to-maturity debt securities except for equity securities and investment in funds as of December 31, 2003 are summarized as follows:

(in millions of Won)	Available-for-sale				Held-to-maturity
	Book Value		Fair value		Book Value		Fair value
Maturities
Due in 1 year or less	(Won)	9,622,944	(Won)	9,622,944	(Won)	1,815,377	(Won)	1,827,931
Due after 1 year through 5 years		6,534,806		6,534,806		3,911,985		4,043,934
Due after 5 years through 10 years		445,043		445,043		251,979		267,579
Thereafter		14,901		14,901		—		—

	(Won)	16,617,694	(Won)	16,617,694	(Won)	5,979,341	(Won)	6,139,444

Investment securities risk concentrations as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003			2002
	Book Value		Ratio(%)	Book Value		Ratio(%)
By Country
Korea	(Won)	27,784,440	98.87	(Won)	30,684,000	99.17
Singapore		79,309	0.28		9,892	0.03
USA		63,920	0.23		66,826	0.22
Philippines		45,921	0.16		63,323	0.20
Germany		29,961	0.11		30,010	0.10
Others		98,294	0.35		86,699	0.28

	(Won)	28,101,845	100.00	(Won)	30,940,750	100.00

19

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

(in millions of Won)	2003			2002
	Book Value		Ratio(%)	Book Value		Ratio(%)
By Type
Fixed rate bonds	(Won)	16,114,291	57.34	(Won)	15,860,479	51.26
Floating rate bonds		2,397,728	8.53		5,443,478	17.59
Subordinated bonds		767,418	2.73		574,727	1.86
Convertible bonds		422,278	1.51		142,817	0.46
Beneficiary certificates		7,255,954	25.82		7,076,233	22.87
Equity securities		1,104,161	3.93		1,804,950	5.84
Others		40,015	0.14		38,066	0.12

	(Won)	28,101,845	100.00	(Won)	30,940,750	100.00

(in millions of Won)	2003			2002
	Book Value		Ratio(%)	Book Value		Ratio(%)
By Industry
Government and municipalities	(Won)	9,870,850	35.13	(Won)	13,582,679	43.90
Financial institutions		16,670,041	59.32		13,465,699	43.52
Manufacturing industries		583,986	2.08		245,255	0.79
Others		976,968	3.47		3,647,117	11.79

	(Won)	28,101,845	100.00	(Won)	30,940,750	100.00

Available-for-sale equity securities of which the fair value cannot reasonably be measured as of December 31, 2003 are as follows:

(in millions of Won)	Acquisition Cost		Net Asset Value [1]*		Book Value
Korea Housing Guarantee Co., Ltd.	(Won)	68,648	(Won)	119,991	(Won)	68,648
Dongbu Electronics Co., Ltd.		30,000		22,059		22,059
Mastercard, Inc.		11,118		6,524		11,118
The Korea Securities Finance Corp.		8,160		11,003		8,160
Asia Credit		11,978		8,014		8,014
Korea Asset Management Corp.		7,827		12,436		7,827
Samsung Life Insurance Co., Ltd.		7,479		9,062		7,479
Daewoo Electronics Corp.		9,862		7,293		7,109
Korea Highway Corp.		6,248		5,892		6,248
BC Card Co., Ltd.		5,738		7,630		5,738
Daewoo Motor Co., Ltd.		5,633		11,768		5,633
E Mirae Asset Securities Co., Ltd.		5,000		8,302		5,000
Hanwha Investment Trust Management Co., Ltd.		3,487		3,503		3,487
Korea Vilene Co., Ltd.		3,000		3,662		3,000
Hyundai Home Shopping Network Corp.		2,680		915		2,680
National Information & Credit Evaluation, Inc.		2,668		4,209		2,668
Nanjing Kumho Tire Co., Ltd.		2,548		2,678		2,548
Baring Communication		5,588		2,282		2,282
Korea Digital Satellite Broadcasting Co., Ltd.		2,157		550		2,157
Kyobo Investment Trust Management Co., Ltd.		2,100		3,417		2,100
Others		90,866		67,123		38,235

	(Won)	292,785	(Won)	318,313	(Won)	222,190

[1]*	Net asset values are calculated using the unaudited financial statements of the investees as of December 31, 2003 when available, otherwise, the most recent financial information is used.

20

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, the following investment securities are pledged at various institutions:

Restrictions					Restricted securities
Related Transactions	Placed with	Amount			Book Value		Pledge Value
Bonds sold under REPO agreements	Customers	(Won)	3,623,156		(Won)	4,224,282	(Won)	4,188,660
Leased securities	KCFC					4,626		4,500
Borrowings from the Bank of Korea	Bank of Korea		992,433			1,229,621		1,214,400
Bank of Korea settlements	Bank of Korea		(balance limits	)		170,200		170,200
Derivatives transactions	Samsung Futures, etc.		(balance limits	)		112,069		120,500
Securities Finance Funds	Korea Securities Finance Corp.					998		1,000
ADB collateral	KDB					1,894		1,900

					(Won)	5,743,690	(Won)	5,701,160

21

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

5. Loans

Loans as of December 31, 2003 and 2002 are summarized as follows:

(in millions of Won)		2003		2002
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	28,884,554	(Won)	28,904,621
	Notes discounted		1,415,445		1,851,133
	Overdraft accounts		447,992		568,702
	Trading notes		809,921		814,759
	Other operation loans		3,793,594		3,229,851

			35,351,506		35,369,066

	Facility loans
	General facility loans		5,413,333		4,676,506
	Other facility loans		1,218,370		1,287,125

			6,631,703		5,963,631

			41,983,209		41,332,697

Consumer loans	General consumer loans		41,951,219		39,713,543
	Consumer housing loans		38,199,290		33,731,435
	Remunerations on mutual installment savings		297,868		131,768
	Other consumer loans		635,218		632,172

			81,083,595		74,208,918

Public loans	Public operation loans		526,227		738,632
	Public facility loans		42,473		39,414

			568,700		778,046

Other loans	Property formation loans		62,963		95,252
	Inter-bank loans		12,815		20,941
	Others		3,962		5,449

			79,740		121,642

			123,715,244		116,441,303

Loans in foreign currencies	Domestic funding loans		1,165,988		1,052,800
	Overseas funding loans		887,018		933,010
	Inter-bank loans		767,884		1,094,119
	Domestic usance bills		1,197,563		1,334,006
	Government funding loans		1,477		3,241

			4,019,930		4,417,176

Call loans	In Won		1,640,000		33,600
	In foreign currencies		5,351		248,857
	Inter-bank reconciliation funds		—		89,287

			1,645,351		371,744

Privately placed debentures			1,787,131		1,276,080

Other loans			12,457,419		6,633,396

Allowances for loan losses (Note 6)			(3,690,341)		(2,378,696)

Present value discounts			(22,780)		(30,442)

Net deferred loan origination fees and costs			8,567		—

		(Won)	139,920,521	(Won)	126,730,561

22

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, restructured loans due to workout plans or other similar restructuring programs are as follows:

(in millions of Won)	Period (years)	Balances Before Restructuring		Exemption		Equity Conversion		CB Conversion		Restructured Amount		Present Value Discounts
Workout	1 - 6	(Won)	696,945	(Won)	—	(Won)	—	(Won)	581,075	(Won)	115,870	(Won)	6,229
Court receivership	5 -10		41,426		154		—		27,009		14,263		3,502
Court mediation	5 - 6		40,750		—		—		—		40,750		2,391
Others[1]*	2 - 7		520,873		326,456		134		3,668		190,615		10,658

		(Won)	1,299,994	(Won)	326,610	(Won)	134	(Won)	611,752	(Won)	361,498	(Won)	22,780

[1]*	The Bank wrote off (Won)237,316 million of loans to SK Networks, (formerly, SK Global) in expectation of a cash buy out restructuring. The resulting SK Networks loan balances as of December 31, 2003 amounts to (Won)88,960 million.

The loans, or portions thereof, that are approved for debt restructuring by issuance or grant of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of the equity interest is adjusted in the related allowance for loan losses.

The movements in present value discounts and net deferred loan origination fees and costs for the year ended December 31, 2003 are as follows :

(in millions of Won)	WACC(%)	Beginning Balance		Increase		Decrease		Ending Balance
Present value discounts	6.10 - 17.00	(Won)	(30,442)	(Won)	(11,767)	(Won)	(19,429)	(Won)	(22,780)
Deferred loan incidental income			—		9,161		594		8,567

		(Won)	(30,442)	(Won)	(2,606)	(Won)	(18,835)	(Won)	(14,213)

The maturities of loans as of December 31, 2003 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately placed Debentures		Others		Total
Due in 3 months or less	(Won)	16,278,866	(Won)	1,123,619	(Won)	496,406	(Won)	6,549,874	(Won)	1,645,351	(Won)	561,682	(Won)	1,600,828	(Won)	28,256,626
Due after 3 months through 6 months		15,567,961		905,409		53,382		1,098,040		—		166,238		37		17,791,067
Due after 6 months through 1 year		30,819,742		432,113		7,589		1,280,289		—		295,587		606		32,835,926
Due after 1 year through 2 years		26,540,976		178,374		7,153		615,736		—		502,979		4,594		27,849,812
Due after 2 years through 3 years		19,012,065		332,104		6,191		334,413		—		259,995		—		19,944,768
Due after 3 years through 4 years		2,758,133		116,051		—		15,051		—		650		30,802		2,920,687
Due after 4 years through 5 years		2,533,010		103,718		—		318,037		—		—		—		2,954,765
Thereafter		10,204,491		828,542		—		38,391		—		—		—		11,071,424

	(Won)	123,715,244	(Won)	4,019,930	(Won)	570,721	(Won)	10,249,831	(Won)	1,645,351	(Won)	1,787,131	(Won)	1,636,867	(Won)	143,625,075

23

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Loan risk concentrations by country as of December 31, 2003 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage(%)
Korea	(Won)	123,715,244	(Won)	2,770,237	(Won)	15,847,217	(Won)	142,332,698	99.10
Southeast Asia		—		636,560		304		636,864	0.45
Russia		—		131,758		—		131,758	0.09
China		—		29,466		1		29,467	0.02
Japan		—		278,109		42		278,151	0.19
Others		—		173,800		42,337		216,137	0.15

	(Won)	123,715,244	(Won)	4,019,930	(Won)	15,889,901	(Won)	143,625,075	100.00

Loan risk concentrations by industry as of December 31, 2003 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage(%)
Industrial loans
Financial institutions	(Won)	620,339	(Won)	817,750	(Won)	2,355,417	(Won)	3,793,506	2.64
Manufacturing companies		13,900,021		1,575,108		1,177,859		16,652,988	11.59
Service companies		23,068,546		568,034		557,602		24,194,182	16.85
Others		4,850,951		124,443		1,397,943		6,373,337	4.44

		42,439,857		3,085,335		5,488,821		51,014,013	35.52

Household loans		81,150,520		914,545		8,897,467		90,962,532	63.33

Public and other loans		124,867		20,050		1,503,613		1,648,530	1.15

	(Won)	123,715,244	(Won)	4,019,930	(Won)	15,889,901	(Won)	143,625,075	100.00

6. Allowances for Loan Losses

As of December 31, 2003 and 2002, allowances for loan losses are as follows:

(in millions of Won)	2003		2002
Loans in Won	(Won)	2,271,198	(Won)	1,905,065
Loans in foreign currencies		68,045		103,838
Bills bought in Won and foreign currencies		16,928		20,213
Payments on guarantees		19,967		18,382
Factoring receivable		16,486		143
Credit card accounts		1,187,616		284,491
Privately placed debentures		87,513		28,210
Loans due for equity conversion		—		5,373
Suspense receivables		17,186		11,022
Others		5,402		1,959

	(Won)	3,690,341	(Won)	2,378,696

24

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, allowances for loan losses by credit risk classification are as follows:

(in millions of Won)		Normal		Pre-cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Balance	(Won)	114,948,955	(Won)	5,342,015	(Won)	2,264,071	(Won)	935,330	(Won)	206,411	(Won)	123,696,782
	Allowances		773,958		297,883		491,148		501,798		206,411		2,271,198

	Ratio (%)		0.67		5.58		21.69		53.65		100.00		1.84

Loans in foreign currencies	Balance		3,681,484		263,168		40,037		31,500		803		4,016,992
	Allowances		14,568		17,072		16,252		19,350		803		68,045

	Ratio (%)		0.40		6.49		40.59		61.43		100.00		1.69

Bills bought	Balance		507,729		54,354		1,850		3,030		3,757		570,720
	Allowances		2,539		8,687		430		1,515		3,757		16,928

	Ratio (%)		0.50		15.98		23.24		50.00		100.00		2.97

Payments on guarantees	Balance		42,754		6,347		19,539		10,903		9,896		89,439
	Allowances		214		498		3,908		5,451		9,896		19,967

	Ratio (%)		0.50		7.85		20.00		50.00		100.00		22.32

Credit card accounts	Balance		7,239,554		1,626,508		400		1,158,525		224,844		10,249,831
	Allowances		72,396		195,181		80		695,115		224,844		1,187,616

	Ratio (%)		1.00		12.00		20.00		60.00		100.00		11.59

Bonds purchased under resale agreements	Balance		1,500,000		—		—		—		—		1,500,000
	Allowances		—		—		—		—		—		—

	Ratio (%)		0.00		0.00		0.00		0.00		0.00		0.00

Call loans	Balance		1,645,351		—		—		—		—		1,645,351
	Allowances		—		—		—		—		—		—

	Ratio (%)		0.00		0.00		0.00		0.00		0.00		0.00

Privately placed debentures	Balance		1,363,209		409,352		7,555		6,811		168		1,787,095
	Allowances		6,816		75,048		2,064		3,417		168		87,513

	Ratio (%)		0.50		18.33		27.32		50.17		100.00		4.90

Factoring receivables	Balance		29,685		—		—		125		16,275		46,085
	Allowances		148		—		—		63		16,275		16,486

	Ratio (%)		0.50		0.00		0.00		50.40		100.00		35.77

Total	Balance [1]*	(Won)	130,958,721	(Won)	7,701,744	(Won)	2,333,452	(Won)	2,146,224	(Won)	462,154	(Won)	143,602,295
	Allowances [2]*		870,639		594,369		513,882		1,226,709		462,154		3,667,753

	Ratio (%)		0.66		7.72		22.02		57.16		100.00		2.55

[1]*	The above amounts of loan balances are net of present value discounts.

[2]*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances

For the years ended December 31, 2003 and 2002, the movements in allowances for loan losses are as follows:

(in millions of Won)	2003		2002
Beginning balance	(Won)	2,378,696	(Won)	2,271,179
Provision for loan losses		4,040,536		1,593,479
Increase due to merger with Kookmin Credit Card Co., Ltd. (Note 33)		1,388,854		—
Collection of written-off loans		767,718		269,533
Repurchase of loans sold		327,921		6,424
Sale of loans		(388,322)		(65,174)
Write-off of loans		(4,509,979)		(1,527,311)
Conversion of loans into equity securities		(43,996)		(136,185)
Exemption of loans		(263,233)		(8,364)
Offset with present value discounts from troubled debt restructuring		(7,482)		(165)
Changes in exchange rates and others		(372)		(24,720)

Ending balance	(Won)	3,690,341	(Won)	2,378,696

25

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, 2002 and 2001, the ratios of allowances for loan losses to loans are as follows:

	2003		2002		2001
Loans [1]*	(Won)	143,602,295	(Won)	129,109,257	(Won)	109,301,138
Allowances for loan losses[2]*		3,667,753		2,365,715		2,235,801

Ratio (%)		2.55		1.83		2.05

[1]*	The above amounts of loans are net of present value discounts.

[2]*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances.

7. Fixed Assets

Fixed assets as of December 31, 2003 and 2002 are as follows:

	2003		2002
Tangible assets	(Won)	2,469,353	(Won)	2,477,147
Intangible assets		549,427		614,457
Foreclosed and other properties		776		1,012

	(Won)	3,019,556	(Won)	3,092,616

Movements in tangible assets for the year ended December 31, 2003 are as follows:

(in millions of Won)	Land		Buildings and structures		Leasehold improvement		Equipment and vehicle		Construction in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,175,682	(Won)	848,746	(Won)	98,117	(Won)	1,043,969	(Won)	1,195	(Won)	3,167,709
Acquisition		3,350		8,898		6,898		201,254		97,112		317,512
Transfer		—		37,466		48,517		—		(85,983)		—
Increase due to merger		55,529		71,024		4,805		263,897		—		395,255
Disposal		(128,692)		(2,838)		(1,106)		(60,058)		—		(192,694)

Ending balances		1,105,869		963,296		157,231		1,449,062		12,324		3,687,782

Accumulated depreciation
Beginning balances		—		108,723		48,164		533,675		—		690,562
Depreciation expense		—		20,583		40,594		326,248		—		387,425
Increase due to merger		—		12,976		2,786		160,380		—		176,142
Disposal		—		(179)		(736)		(57,013)		—		(57,928)

Ending balances		—		142,103		90,808		963,290		—		1,196,201

Impairment		—		22,228		—		—		—		22,228

Book Value	(Won)	1,105,869	(Won)	798,965	(Won)	66,423	(Won)	485,772	(Won)	12,324	(Won)	2,469,353

Tangible assets covered by insurance policies as of December 31, 2003 are as follows:

(in millions of Won)	Amount Insured		Insurance Company	Type of Insurance
Buildings and structures	(Won)	655,890	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Leasehold improvement		52,612	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Equipment and vehicles		274,671	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Construction in-progress		9,860	Samsung Fire & Marine Insurance Co., Ltd	General property insurance

	(Won)	993,033

26

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Movements in intangible assets for the year ended December 31, 2003 are as follows:

(in millions of Won)	Goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trademarks		Others		Total
Beginning balances	(Won)	613,705	(Won)	—	(Won)	110	(Won)	161	(Won)	11	(Won)	470	(Won)	614,457
Acquisition		—		—		—		—		96		609		705
Increase due to merger		—		13,634		—		—		62		—		13,696
Amortization		78,345		872		8		22		19		165		79,431

Ending balances	(Won)	535,360	(Won)	12,762	(Won)	102	(Won)	139	(Won)	150	(Won)	914	(Won)	549,427

The Bank recorded (Won)106,844 million and (Won)158,895 million of current development costs under general and administrative expenses for the years ended December 31, 2003 and 2002.

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003				2002
	Book Value		Appraisal Value		Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,105,869	(Won)	986,382	(Won)	1,175,681	(Won)	986,885
Lands included in foreclosed assets		1,315		591		1,923		931

	(Won)	1,107,184	(Won)	986,973	(Won)	1,177,604	(Won)	987,816

8. Other Assets

Other assets as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003		2002
Guarantee deposits paid	(Won)	1,336,639	(Won)	1,235,362
Accounts receivable		1,715,100		1,877,645
Accrued income		1,080,057		981,141
Payments in advance		92,217		48,390
Prepaid expenses		307,154		12,646
Deferred tax assets (Note 25)		552,133		170,624
Derivative assets (Note 15)		751,252		660,791
Unsettled domestic exchange assets		612,592		1,087,587
Loans to trust accounts		—		37,882
Others		36,592		23,490

	(Won)	6,483,736	(Won)	6,135,558

27

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

9. Deposits

Deposits as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	Annual interest (%) December 31, 2003	2003		2002
Deposits in Won
Demand deposits
- Checking deposits	—	(Won)	125,533	(Won)	134,222
- Household checking deposits	0.10		476,132		469,866
- Passbook deposits	0.10		10,001,043		8,586,219
- Temporary deposits	—		3,292,770		3,577,243
- Public fund deposits	0.10		190,593		207,695
- Others	0.10		24,218		12,497

			14,110,289		12,987,742

Time deposits and savings deposits
- Time deposits	2.90 - 4.40		62,247,870		58,187,286
- Installment savings deposits	3.60 - 4.30		1,306,793		1,422,532
- Property formation savings	8.50		1,870		2,221
- Time and savings deposits of non-residents in Won	2.90 - 4.40		340,388		151,124
- General savings deposits	0.10 - 3.30		21,644,066		21,346,223
- Corporate free savings deposits	0.10 - 3.20		7,800,122		6,556,979
- Long-term savings deposits for workers	8.79		69,031		297,272
- Long-term housing savings deposits	5.00		983,684		538,782
- Long-term savings for households	4.89		494,606		2,250,457
- Worker’s preferential savings deposits	5.35		2,728,236		2,877,467
- Worker’s savings for housing	2.50		81		79
- Mutual installment deposits	3.20 - 4.50		7,054,752		7,491,115
- Mutual installment for housing	2.95 - 4.30		5,423,853		4,872,637

			110,095,352		105,994,174

			124,205,641		118,981,916

Deposits in foreign currencies
Demand deposits
- Checking deposits	0.00 - 1.32		40,778		29,629
- Passbook deposits	0.08 - 0.11		787,798		549,646
- Notice deposits	0.00 - 0.22		410		2,725
- Temporary deposits	—		1,049		3,796

			830,035		585,796

Time deposits and savings deposits
- Time deposits	0.16 - 1.57		642,039		496,359
- Others	0.00 - 4.45		3,299		1,493

			645,338		497,852

			1,475,373		1,083,648

Certificates of deposit	3.45 - 3.95		6,499,258		3,044,089

		(Won)	132,180,272	(Won)	123,109,653

28

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The maturities of deposits as of December 31, 2003 are as follows:

(in millions of Won)	Deposits in Won		Deposits in foreign currencies		Certificates of deposit		Total
Due in 3 months or less	(Won)	68,329,205	(Won)	1,241,166	(Won)	4,011,260	(Won)	73,581,631
Due after 3 months through 6 months		13,002,110		123,327		1,634,701		14,760,138
Due after 6 months through 1 year		31,128,277		61,249		853,297		32,042,823
Due after 1 year through 2 years		7,566,819		47,095		—		7,613,914
Due after 2 years through 3 years		2,832,771		2,463		—		2,835,234
Due after 3 years through 4 years		483,407		73		—		483,480
Due after 4 years through 5 years		298,259		—		—		298,259
Thereafter		564,793		—		—		564,793

	(Won)	124,205,641	(Won)	1,475,373	(Won)	6,499,258	(Won)	132,180,272

10. Borrowings

Borrowings as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	Annual Interest (%) December 31, 2003	2003		2002
Borrowings in Won
Borrowings from the Bank of Korea	2.50	(Won)	992,433	(Won)	671,854
Borrowings from the government	0.00 - 8.00		920,589		1,056,480
Borrowings from banking institutions	3.54 - 8.55		253,822		318,702
Borrowings from National Housing Fund	8.00		8,553		9,192
Borrowings from other financial institutions	2.00 - 5.00		5,688		6,211
Other borrowings	2.00 - 7.00		1,173,284		1,129,305

			3,354,369		3,191,744

Borrowings in foreign currencies
Due to banks	—		189,976		528,991
Borrowings from domestic banks	0.09 - 7.40		2,360,652		1,875,119
Borrowings from other financial institutions	5.13		19,486		23,092
Borrowings from foreign banks	—		752,803		981,328

			3,322,917		3,408,530

Bonds sold under repurchase agreements
In Won	2.50 - 4.10		3,613,505		3,050,179
In foreign currencies	1.54		9,651		23,982

			3,623,156		3,074,161

Bills sold	3.40 - 3.85		44,239		72,860

Due to the Bank of Korea in foreign currencies	—		12,608		37,493

Call money
In Won	3.25 - 3.40		55,800		829,300
In foreign currencies	0.88 - 5.15		193,700		76,666
Inter-bank borrowings	—		296,011		—

			545,511		905,966

		(Won)	10,902,800	(Won)	10,690,754

29

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The maturities of borrowings as of December 31, 2003 are as follows:

(in millions of Won)	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	1,178,738	(Won)	429,162	(Won)	2,372,717	(Won)	3,980,617
Due after 3 months through 6 months		149,891		1,264,287		762,272		2,176,450
Due after 6 months through 1 year		203,153		861,126		1,080,874		2,145,153
Due after 1 year through 2 years		409,384		417,546		9,651		836,581
Due after 2 years through 3 years		372,400		256,541		—		628,941
Due after 3 years through 4 years		304,801		—		—		304,801
Due after 3 years through 4 years		254,063		50,773		—		304,836
Thereafter		481,939		43,482		—		525,421

	(Won)	3,354,369	(Won)	3,322,917	(Won)	4,225,514	(Won)	10,902,800

11. Debentures

Debentures as of December 31, 2003 and 2002 are as follows:

(in millions of Won)		Annual Interest (%) December 31, 2003	2003		2002
In Won	Hybrid debentures	6.00 - 7.00	(Won)	903,668	(Won)	—
	Subordinated fixed rate debentures	6.07 - 15.66		4,896,072		4,753,285
	Fixed rate debentures	2.25 - 8.15		3,970,000		—
	Floating rates debentures	3.92 - 8.71		8,609,663		12,269,023

				18,379,403		17,022,308
	Discounts on debentures			(83,443)		(270,924)

				18,295,960		16,751,384

In foreign currencies	Floating rates debentures	0.60 - 1.99		196,211		350,589
	Fixed rates debentures	1.08 - 4.63		613,549		438,538
		1.82 - 1.92		78,695		—

				888,455		789,127
	Premiums on debentures			9,639		—
	Discounts on debentures			(1,473)		(1,504)

				896,621		787,623

			(Won)	19,192,581	(Won)	17,539,007

[1]*	The hybrid debenture are perpetual type debts in which the Bank retains the early redemption option after 5 years from issuance date and the term extending option on maturity date. Hybrid debentures are senior to common stock but subordinated to other subordinated debentures.

30

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, subordinated debentures and hybrid debentures comprise the following:

(In hundred millions of Won)
Type	Issue date	Amount		Annual interest (%)	Maturity
Subordinated fixed rate debentures	97.12.29 - 98.8.27	(Won)	2,653	15.02 - 16.00	03.01.27 - 09.11.15
	2000.03.27		2,000	9.65	2005.03.27
”	2000.06.28		2,540	9.04 - 9.10	2006.01.28
”	2000.09.27		3,000	8.99	2006.01.27
”	2000.09.28		1,500	8.79 - 8.85	2006.01.28
”	2000.11.28		1,000	8.65 - 8.71	2006.02.28
”	2000.11.28		1,620	9.57 - 9.65	2010.11.28
”	2000.12.27		2,000	8.71	2006.01.27
”	2001.05.28		2,000	7.60 - 7.65	2007.02.28
”	2001.06.27		1,600	7.68	2008.03.27
”	2001.06.27		2,175	7.86	2009.03.27
”	2001.08.28		1,000	6.69 - 6.73	2007.08.28
”	2001.09.28		1,500	6.69 - 6.73	2008.03.28
”	2002.03.27		2,417	7.06 - 7.10	2008.01.27
”	2002.07.27		3,024	6.96 - 7.00	2008.01.27
”	2002.09.27		2,574	6.27 - 6.30	2008.03.27
”	2002.09.27		1,500	6.51 - 6.55	2010.03.27
”	2002.09.27		926	6.66 - 6.70	2013.03.27
”	2002.11.27		4,007	6.07 - 6.10	2008.05.27
”	2002.11.27		578	6.27 - 6.30	2010.05.27
”	2002.11.27		1,003	6.51 - 6.55	2013.05.27
”	2002.12.18		1,100	8.00	2008.01.18
”	2002.12.27		304	6.55	2014.12.27
”	2002.12.27		100	6.20	2008.06.27
”	2002.12.27		900	6.40	2010.06.27
”	2002.12.27		500	6.65	2013.06.27
”	2003.01.21		500	7.65	2008.02.21
”	2003.03.10		450	7.10	2008.04.10
”	2003.10.27		3,565	5.18 - 5.20	2009.01.27
”	2003.10.27		888	5.33 - 5.35	2011.01.27
”	2003.10.27		37	5.58 -5.60	2014.01.27

			48,961

Hybrid debentures	2003.06.27		1,051	6.00	2033.06.27
”	2003.08.27		5,334	7.00	2033.08.27
”	2003.10.27		2,652	6.80	2033.10.27

			9,037

		(Won)	57,998

31

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The maturities of debentures as of December 31, 2003 are as follows:

(in millions of Won)	Won		Foreign currencies		Total
Due in 3 months or less	(Won)	4,441,531	(Won)	—	(Won)	4,441,531
Due after 3 months through 6 months		1,825,241		85,044		1,910,285
Due after 6 months through 1 year		3,956,555		80,566		4,037,121
Due after 1 year through 2 years		2,078,640		87,627		2,166,267
Due after 2 years through 3 years		1,327,851		—		1,327,851
Due after 3 years through 4 years		374,712		597,377		972,089
Due after 4 years through 5 years		2,049,213		37,841		2,087,054
Thereafter		2,325,660		—		2,325,660

	(Won)	18,379,403	(Won)	888,455	(Won)	19,267,858

12. Accrued Retirement Benefits

The movements in accrued retirement benefits for the year ended December 31, 2003 are as follows:

(in millions of Won)	Beginning Balance		Amounts Provided		Amounts Paid Out		Increase Due to Merger		Ending Balance
Accrued retirement benefits	(Won)	42,773	(Won)	43,417	(Won)	18,637	(Won)	3,530	(Won)	71,083
Contributed retirement benefits		88,682		66,349		—		8,318		163,349

Total accrued retirement benefits		131,455		109,766		18,637		11,848		234,432
Contribution to pension funds		(88,682)		(66,349)		—		(8,318)		(163,349)

	(Won)	42,773	(Won)	43,417	(Won)	18,637	(Won)	3,530	(Won)	71,083

As of December 31, 2003, approximately 69.68 percent of total accrued retirement benefits are contributed to pension funds, to which the Bank’s employees hold the right of payment, placed at two insurance companies, including Korea Life Insurance Co., Ltd.

32

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

13. Other Liabilities

Other liabilities as of December 31, 2003 and 2002 are as follows:

(in millions of Won)
Account	2003		2002
Accrued retirement benefits (Note 12)	(Won)	71,083	(Won)	42,773
Allowance for losses on guarantees and acceptances (Note 14)		1,074		2,287
Due to trust accounts		3,983,295		734,646
Accounts payable		1,886,446		1,868,692
Accrued expenses		4,418,940		4,656,225
Advances from customers		109,675		48,745
Unearned income		130,778		147,623
Withholding taxes		123,455		85,841
Guarantee deposits received		120,437		112,732
Derivative liabilities (Note 15)		686,271		522,286
Unsettled domestic exchange liabilities		400,445		541,757
Accounts for agency business		337,624		395,678
Other allowances[1]		647,393		48,876
Liabilities incurred by agency relationship		315,241		486,413
Others		130,182		90,224

	(Won)	13,362,339	(Won)	9,784,798

[1]*	Other allowances are as follows:

(in millions of Won)
Allowances for	Amounts		Remarks
Suspense receivables	(Won)	7,249	Allowances for frauds/accidents and litigation fee
Loss on branch closure		287	Allowances for closure of the Buenos Aires branch
Uncollected leasehold deposits		8,854	Allowances for uncollected leasehold deposits
Credit card receivables		33,105	Allowances for unused cash advance credit lines
Mileage rewards		37,938	Allowances for mileage on credit cards and currency exchange rates
Claimed assets		27,291	Allowances for credit card claimed assets
Credit commitments to SPC		141,175	Allowances for the credit line commitment to SPC (Note 16)
Securitization allowances		19,284	Allowances for repurchase obligations from asset securitization (Note 16)
KAMCO loans sold		589	Allowances for loans under repurchase agreements to KAMCO (Note 16)
Supplementary payments for income taxes		142,021	Allowances for supplementary payments for income taxes (Note 16)
Others		229,600

	(Won)	647,393

33

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

14. Guarantees and Acceptances

Guarantees and acceptances as of December 31, 2003 and 2002 are summarized as follows:

(in millions of Won)
	2003		2002
Guarantees and acceptances outstanding in
Won
Guarantees on debentures	(Won)	541	(Won)	571
Guarantees on loan collateral		34,112		39,234
Guarantees on commercial bills		—		646
Others		235,843		248,457

		270,496		288,908

Foreign Currencies
Acceptances on letters of credit		134,888		190,775
Acceptances for letters of guarantee for importers		88,743		111,016
Guarantees for performance of contracts		16,689		71,577
Guarantees for bids		1,067		1,077
Guarantees for borrowings		37,843		31,055
Guarantees for repayment of advances		10,004		25,707
Others		240,567		311,583

		529,801		742,790

		800,297		1,031,698

Contingent guarantees and acceptances
Letters of credit		1,200,228		1,243,354
Others		81,290		63,524

		1,281,518		1,306,878

	(Won)	2,081,815	(Won)	2,338,576

34

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows:

(in millions of Won)
		Normal		Precautionary		Sub-standard		Doubtful		Estimated loss		Total
Guarantees and Acceptances Outstanding in
Won	Balance	(Won)	252,130	(Won)	18,106	(Won)	80	(Won)	—	(Won)	180	(Won)	270,496
	Allowance		—		—		16		—		180		196

	Ratio (%)		—		—		20.00		—		100.00		0.07

Foreign currencies	Balance		462,396		66,333		300		654		118		529,801
	Allowance		—		314		119		327		118		878

	Ratio (%)		—		0.47		39.67		50.00		100.00		0.17

Total	Balance	(Won)	714,526	(Won)	84,439	(Won)	380	(Won)	654	(Won)	298	(Won)	800,297
	Allowance		—		314		135		327		298		1,074

	Ratio (%)		—		0.37		35.53		50.00		100.00		0.13

For the years ended December 31, 2003 and 2002, the changes in allowances for losses on guarantees and acceptances outstanding are as follows:

(in millions of Won)	2003		2002
Beginning balance	(Won)	2,287	(Won)	43,823
Reversal of losses from guarantees and acceptances		(1,209)		(37,436)
Changes in foreign exchange rates		(4)		(4,100)

Ending balance	(Won)	1,074	(Won)	2,287

The allowance ratios for guarantees and acceptances outstanding as of December 31, 2003, 2002 and 2001 are as follows:

(in millions of Won)	2003		2002		2001
Guarantees and acceptances outstanding	(Won)	800,297	(Won)	1,031,698	(Won)	3,521,970
Allowance		1,074		2,287		43,823

Ratio (%)		0.13		0.22		1.24

The guarantees and acceptances risk concentration by country as of December 31, 2003 are as follows:

(in millions of Won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	739,249	92.37	(Won)	1,280,941	99.95	(Won)	2,020,190	97.04
USA		61,048	7.63		577	0.05		61,625	2.96

	(Won)	800,297	100.00	(Won)	1,281,518	100.00	(Won)	2,081,815	100.00

35

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The guarantees and acceptances risk concentration by industry and customer as of December 31, 2003 are as follows:

(in millions of Won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Manufacturing	(Won)	279,431	34.92	(Won)	726,023	56.65	(Won)	1,005,454	48.30
Service		436,908	54.59		477,938	37.29		914,846	43.94
Finance		56,912	7.11		472	0.04		57,384	2.76
Others		27,046	3.38		77,085	6.02		104,131	5.00

	(Won)	800,297	100.00	(Won)	1,281,518	100.00	(Won)	2,081,815	100.00

15. Derivatives

The Bank’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Hedge derivatives mainly comprise of interest rate swaps to hedge the fair value changes of debentures arising from the interest rate fluctuations. Some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in current operations or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of December 31, 2003 as follows:

(in millions of Won)	2003						2002
	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
-Future	(Won)	519,665	(Won)	—	(Won)	519,665	(Won)	365,513	(Won)	—	(Won)	365,513
-Swap		26,773,100		598,900		27,372,000		15,944,472		360,120		16,304,592
-Option		2,340,000		—		2,340,000		310,700		—		310,700

		29,632,765		598,900		30,231,665		16,620,685		360,120		16,980,805

Currency related
-Forward		25,870,850		—		25,870,850		13,186,586		—		13,186,586
-Future		967,823		—		967,823		739,386		—		739,386
-Swap		4,136,776		—		4,136,776		3,254,755		—		3,254,755
-Option bought		28,148		—		28,148		48,616		—		48,616
-Option sold		81,450		—		81,450		127,863		—		127,863

		31,085,047		—		31,085,047		17,357,206		—		17,357,206

Stock related
-Option bought		1,964,870		—		1,964,870		137,147		—		137,147
-Option sold		1,954,093		—		1,954,093		100,000		—		100,000

		3,918,963		—		3,918,963		237,147		—		237,147

	(Won)	64,636,775	(Won)	598,900	(Won)	65,235,675	(Won)	34,215,038	(Won)	360,120	(Won)	34,575,158

36

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Gains and losses on derivatives as of and for the year ended December 31, 2003 are as follows:

(in millions of Won)	Amount
Gain on derivatives
Gain on derivatives transactions	(Won)	1,131,711
Gain on valuation of derivatives		400,397
Gain on fair value hedged items		10,715

	(Won)	1,542,823

Loss on derivatives
Loss on derivatives transactions	(Won)	1,053,990
Loss on valuation of derivatives		419,185
Loss on fair value hedged items		—

	(Won)	1,473,175

Gains and losses on derivatives as of and for the year ended December 31, 2003 are as follows:

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
-Option	(Won)	2,982	(Won)	—	(Won)	2,982	(Won)	10,178	(Won)	—	(Won)	10,178	(Won)	6,487	(Won)	13,942
-Swap		97,875		—		97,875		81,785		10,715		92,500		142,201		228,885

		100,857		—		100,857		91,963		10,715		102,678		148,688		242,827

Currency related
-Forward		149,056		—		149,056		156,773		—		156,773		152,104		178,064
-Option bought		94		—		94		—		—		—		94		—
-Option sold		358		—		358		581		—		581		130		615
-Swap		31,005		—		31,005		50,423		—		50,423		258,136		82,827

		180,513		—		180,513		207,777		—		207,777		410,464		261,506

Stock related
-Option bought		105,536		—		105,536		15,184		—		15,184		192,100		—
-Option sold		13,491		—		13,491		93,546		—		93,546		—		181,938

		119,027		—		119,027		108,730		—		108,730		192,100		181,938

	(Won)	400,397	(Won)	—	(Won)	400,397	(Won)	408,470	(Won)	10,715	(Won)	419,185	(Won)	751,252	(Won)	686,271

37

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

16. Commitments and Contingencies

As of December 31, 2003, 235 pending legal actions with an aggregate amount of damages of (Won)138,367 million are charged against the Bank and the Bank had also filed 176 lawsuits, which are still pending with an aggregate amount of claims of (Won)203,760 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

Details of the material legal actions charged against the Bank are as follows:

			Results
	Exposure to possible loss		1st trial	2nd trial	3rd trial
Details
Cancellation of a registered mortgage (3 cases)	(Won)	30,822	in progress
Claim for return of trust accounts		11,474	in progress
Confirmation of obligations		7,148	closed [1]*	closed[1]*	in progress
Transfer of Kookmin Mutual Savings & Finance Co., Ltd		5,000	in progress
Claim related to deposits		4,026	in progress
Claim for return of unfair gains		3,912	closed [1]*	in progress
Claim related to loans		2,883	closed [2]*	in progress

[1]*	The Bank (partially) won the case.

[2]*	The Bank partially lost the case.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but were sold during 1999, if they enter into bankruptcy within three years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently undergoing bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. As of December 31, 2003, despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause losses that would materially affect the Bank’s financial position.

The Bank has entered into commitments to provide a credit line of (Won)5,628,000 million, and to purchase commercial paper amounting to (Won)1,334,000 million, with asset securitization companies. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds and subordinated bonds within the contracted term and amounts. Commitments to provide a credit line and to purchase commercial paper with a 1-year term amounted to (Won)123,500 million, (Won)1,000,000 million, respectively.

As of December 31, 2003, loans outstanding under the credit line commitment amounted to (Won)38,898 million, and the balance for commercial papers purchased under the purchase commitment amounted to (Won)10,600 million . The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. As of December 31, 2003, the Bank provided (Won)141,175 million in other allowances for its expected losses related to these commitments.

Pursuant to its asset securitization plans, the Bank has an outstanding obligation to repurchase and/or indemnify for losses on the loans sold to Jooeun 2nd-ABS Specialty Co., Ltd. and Kookmin Credit Card 14th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) with a ceiling of (Won)36,957 million and (Won)20,163 million, respectively. As of December 31, 2003, the Bank provided (Won)19,284 million in other allowances for its expected losses related to these commitments.

As of December 31, 2003, post settlements on the loan sales transaction with Korea Asset Management Corporation (“KAMCO”) have been completed and the Bank has provided allowances of (Won)589 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement on loans amounting (Won)3,192 million.

38

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The Bank has an off-shore loan commitment, limited to USD 23,385 thousand, and the loan balance under the commitment as of December 31, 2003 is USD 12,195 thousand.

Tax investigations of the Bank by the National Tax Administration for the fiscal years 1998, 1999, 2000 and 2001 are in process, but as of March 3, 2004, the results have not been notified. Based on estimations, the Bank provided (Won)142,021 million as allowance for supplementary payments for income taxes.

As of December 31, 2003, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans, in accordance with the relevant law, which have already been written off, amounting to (Won)4,446,110 million. Also, as of December 31, 2003, the Bank holds endorsed bills amounting to (Won)6,385 million.

As of December 31, 2003, the Bank recorded receivables amounting to (Won)1,588,996 million and payables amounting to (Won)1,558,798 million for unsettled foreign currency spot transactions.

The Bank entered into on alliance with Koram Bank, Woori Credit Card, Citibank, The Fisheries Cooperative Union and Nonghyup for the operation of a credit card business. Accordingly, the Bank shares the related revenue from such operation.

As of December 31, 2003, the Bank has provided three blank notes to financial institutions including Korea Securities Finance Corporation as collateral for borrowings and etc.

In accordance with the agreement with the creditors’ committee of LG Card Co., Ltd. on November 24, 2003, the Bank provided additional loans of (Won)437.0 billion to LG Card Co., Ltd., which is currently experiencing liquidity crisis. Also, on January 9, 2004, the Bank has agreed to a debt-equity swap of (Won)312.7 billion, to provide additional loans of (Won)205.9 billion (to be included in the debt-equity swap), and to extend the maturity of loans that will mature in 2004. As of December 31, 2003, the Bank’s total exposure related to LG Card Co., Ltd. includes loans, debt securities and customer financing amounting to (Won)487.0 billion, (Won)26.8 billion and (Won)75.3 billion, respectively. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Bank may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Bank. Actual results may differ materially from management’s current assessment.

As of December 31, 2003, the Bank’s total exposure (including debt securities, beneficiary certificates, and loans) related to domestic credit card companies and capital companies amounts to (Won)2,055,663 million. Currently, securities related to credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

39

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

17. Capital

As of December 31, 2003, the Bank has 1,000,000,000 common shares (par value per share: (Won)5,000) authorized and 336,379,116 shares issued. ING Insurance International B.V. own 3.78 percent of the total issued shares. As of December 31, 2003, 35,000,566 common shares, equivalent to 10.40 percent of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the shareholders of the Bank and H&CB, listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of one new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001. In addition, the Bank issued 8,120,431 shares as a result of the merger with Kookmin Credit Card Co., Ltd.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, the entity’s voting rights are limited to those of 4 percent shareholders.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively.

18. Capital Surplus

The movements in capital surplus for the year ended December 31, 2003 are as follows:

(in millions of Won)	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,287,708	(Won)	368,132	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		2,146		(2,146)		—

	(Won)	5,864,752	(Won)	365,986	(Won)	6,230,738

The increase in paid-in capital in excess of par value is the difference between the net asset value of Kookmin Credit Card Co., Ltd. and the total par value of the shares issued by the Bank for the merger with Kookmin Credit Card Co., Ltd.

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998, and the current period change in other capital surplus is due to the loss on disposal of treasury stock.

19. Retained Earnings

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10 percent of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank’s Board of Directors or used to reduce accumulated deficit, if any, by an appropriate resolution of the Bank’s shareholders.

Under the guidance provided by Financial Supervisory Services, the Company is required to appropriate, as a reserve for improvement of financial structure, a minimum of 10 percent of its annual income less carried over accumulated deficits, until its capital adequacy ratio equals 5.5 percent. As of December 31, 2003, the Bank has no reserve for improvement of financial structure.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. However, as of January 1, 2002, the requirement is no longer effective.

40

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The Bank, at its own options, also appropriated a portion of retained earnings as other reserves for the operations of overseas branches.

There were no dividends declared for the year ended December 31, 2003, while for the year ended December 31, 2002, cash dividends were declared as follows:

2002
Shares outstanding	328,258,685
Treasury stock	3,026,089

Shares entitled to dividends	325,232,596

Dividend rate(%)	20.00

Dividend amount (unit:millions of Won)	325,233

Dividend payout ratio(%)	24.82
Dividend profit ratio(%)	2.38

A deduction amounting to (Won)1,917 million has been made from the beginning balance of retained earnings in connection with the accounting for investments under the equity method,

20. Capital Adjustments

The movements in capital adjustments for the year ended December 31, 2003 are as follows:

(in millions of Won)	Beginning Balance		Increase		Decrease		Ending Balance
Treasury stock	(Won)	(148,973)	(Won)	(1,227,876)	(Won)	(48,537)	(Won)	(1,328,312)
Unrealized gain on available-for-sale securities		180,449		87,488		129,950		137,987
Unrealized gain on investment in associates		94,773		9,723		99,872		4,624
Stock options		—		26,211		—		26,211
Loss on disposal of treasury stock		—		(749)		—		(749)

	(Won)	126,249	(Won)	(1,105,203)	(Won)	181,285	(Won)	(1,160,239)

The Bank, with the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased 3,000,000 shares of treasury stock under the plan. During the year ended December 31, 2003, the Bank contributed 1,000,000 shares to the Employee Stock Ownership Association.

In accordance with the resolution made by the Board of Directors on December 26, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares depending on certain market conditions. As a result of the acquisition, the Bank holds 8.92 percent of the total common stock issued as treasury stock.

41

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

21. Employee Stock Options

As of December 31, 2003, the stock options granted to the Bank’s executives and chief executive officer are as follows:

Series	Grant Date	Shares Granted	Shares Expired to Date	Shares Exercised	Shares Outstanding	Exercise Price		Exercise Period
Series 1	00.03.18	233,940	121,411	10,183	102,346	(Won)	23,469	03.03.19 - 05.03.18
Series 2	01.03.15	214,975	16,882	—	198,093		28,027	04.03.16 - 09.03.15
Series 3	98.10.31	400,000	—	390,000	10,000		5,000	01.11.01 - 04.10.31
Series 4	99.02.27	280,000	59,892	220,108	—		13,900	02.02.28 - 05.02.27
Series 5	00.02.28	267,000	65,218	11,100	190,682		27,600	03.03.01 - 06.02.28
Series 6	01.03.24	111,000	38,624	—	72,376		25,100	04.03.25 - 07.03.24
Series 7[1]*[2]*	01.11.16	850,000	—	—	850,000		51,200	04.11.17 - 09.11.16
Series 8-1[2]*	02.03.22	132,000	89,753	—	42,247		57,100	05.03.23 - 10.03.22
Series 8-1[3]*	02.03.22	490,000	119,326	—	370,674		57,100	05.03.23 - 10.03.22
Series 9[3]*	02.07.26	30,000	—	—	30,000		58,800	05.07.27 - 10.07.26
Series 10-1[2]*	03.03.21	140,000	—	—	140,000		41,200	06.03.22 - 11.03.21
Series 10-1[3]*	03.03.21	180,000	—	—	180,000		35,500	06.03.22 - 11.03.21
Series 11[3]*	03.08.27	30,000	—	—	30,000		40,500	06.08.28 - 11.08.27
Increase due to merger-1[4]*	01.03.22	22,146	—	—	22,146		71,538	04.03.23 - 11.03.22
Increase due to merger-2[2]*[4]*	02.03.29	9,990	—	—	9,990		129,100	04.03.30 - 11.03.29

[1]*	The stock options include the 200,000 shares which are to be additionally granted if the three-month weighted average stock price of the Bank prior to the beginning of the exercise date is higher than that of any other listed banks and the Bank achieves total market value and ROE target.

[2]*	The exercise price may be affected by the fluctuations in the stock price index of the banking industry.

[3]*	The number of shares to be granted will be determined by the results of the evaluation of the grantees after 3 years from grant date. Shares granted are calculated under the assumption that the grantees performed well on their evaluation.

[4]*	The Bank took over stock options which Kookmin Credit Card Co., Ltd. granted to its employees in proportion to the share exchange rate.

42

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Assumptions used under the fair value basis method are summarized as follows:

Series	Stock price as of grant date (Won)		Risk free interest rate [1]* (%)	Expected exercise period (years) [2]*	Volatility of underlying stock price [3]*(%)	Expected dividend rate [4]* (%)	Compensation cost (Won)
Series 1	(Won)	21,441	9.32	4.00	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.50	70.30	2.47		15,987
Series 3		5,430	9.74	3.00	59.06	1.14		1,395
Series 4[5]*		33,750	4.74	0.33	73.30	1.93		19,850
Series 5[5]*		33,750	4.74	1.33	73.30	1.93		13,320
Series 6[5]*		33,750	4.74	2.42	73.30	1.93		17,117
Series 7		45,800	4.91	3.00	58.90	—		18,364
Series 8-1		58,000	6.14	3.00	53.56	—		24,496
Series 8-2		58,000	6.14	3.00	53.56	—		24,496
Series 9		53,900	5.73	3.00	43.09	—		17,333
Series 10-1		36,500	4.74	3.00	48.77	—		12,204
Series 10-2		36,500	4.74	3.00	48.77	—		14,073
Series 11		41,100	5.75	3.00	44.48	—		15,098
Increase due to merger-1		27,200	5.17	3.00	46.02	—		8,447
Increase due to merger-2		55,900	6.39	2.00	49.24	20		6,536

[1]*	Interest rate of government bond as of grant date.

[2]*	The average of vesting period and exercise period was applied for series 1 and 2. Vesting period was applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd.

[3]*	Annualized stock volatility for the past one-year period before the grant date was applied for series 1-2, and the average of stock volatility of banking industries and the Bank were applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd

[4]*	Average historical dividend rate for the past period from grant date that equals the expected exercise period, were assumed.

[5]*	Compensation costs were recalculated to reflect the effects of merger with H&CB.

43

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The compensation costs to be recognized in the future as of December 31, 2003, are as follows:

	Compensation cost recognized						Compensation cost to be recognized
Series	Prior period compensation cost		Current period compensation cost		Accumulated compensation cost		Within 1 year		More than 1 year to 2 years		More than 2 years to 3 years		Total		Total compensation cost
Series 1	(Won)	1,184	(Won)	109	(Won)	1,293	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,293
Series 2		1,847		1,056		2,903		264		—		—		264		3,167
Series 3		14		—		14		—		—		—		—		14
Series 5		2,399		141		2,540		—		—		—		—		2,540
Series 6		722		414		1,136		103		—		—		103		1,239
Series 7		5,637		5,203		10,840		4,769		—		—		4,769		15,609
Series 8-1		2,270		3,027		5,297		3,027		756		—		3,783		9,080
Series 8-2		259		345		604		345		86		—		431		1,035
Series 9		72		173		245		174		101		—		275		520
Series 10-1		—		633		633		844		844		212		1,900		2,533
Series 10-2		—		427		427		570		570		142		1,282		1,709
Series 11		—		50		50		151		151		101		403		453
Increase due to merger-1		—		172		172		15		—		—		15		187
Increase due to merger-2		—		57		57		8		—		—		8		65

	(Won)	14,404	(Won)	11,807	(Won)	26,211	(Won)	10,270	(Won)	2,508	(Won)	455	(Won)	13,233	(Won)	39,444

As of December 31, 2003, the weighted average exercise price per stock option granted is (Won)43,020 and weighted average compensation cost per stock option granted is (Won)16,887.

44

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

22. Other Non-Interest Income (Expenses)

Other non-interest income (expenses) for the year ended December 31, 2003 are as follows:

(in millions of Won)	Amount
Other non-interest income
- Realized gain on trading securities	(Won)	119,168
- Unrealized gain on trading securities		70,976
- Gain on trust management		247,639
- Reversal of losses from guarantees and acceptances		1,209
- Gain on valuation of derivatives		400,397
- Others		29,451

	(Won)	868,840

Other non-interest expenses
- Realized loss on trading securities	(Won)	47,269
- Contributions to special funds		178,094
- Provision for allowance		—
- Loss on valuation of derivatives		419,185
- Loss on fair value hedged items		—
- Others		664,332

	(Won)	1,308,880

23. General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2003 are as follows:

(in millions of Won)	Amount
Salaries and wages	(Won)	1,149,816
Retirement benefits (Note 12)		109,766
Other employee benefits		317,550
Rent		65,046
Depreciation		387,425
Amortization		79,431
Taxes and dues		125,717
Advertising		67,317
Ordinary R&D		106,844
Fees and commissions		87,690
Others		207,546

	(Won)	2,704,148

45

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

24. Non-Operating Income (Expenses)

Non-operating income (expenses) for the year ended December 31, 2003 are as follows:

(in millions of Won)	Amount
Non-operating income
- Gain on disposal of fixed assets	(Won)	2,229
- Rent income		2,692
- Unrealized gain on investment in associates		267,870
- Realized gain on available-for-sale securities		554,203
- Realized gain on held-to-maturity securities		2,771
- Reversal of impairment loss on available-for-sale securities		75,553
- Gain on sale of loans		60,957
- Others		122,828

		1,089,103

Non-operating expenses
- Loss on disposal of fixed assets		35,287
- Impairment loss on fixed assets		22,228
- Loss on investment in associates		—
- Realized loss on available-for-sale securities		60,210
- Realized loss on held-to-maturity securities		—
- Impairment loss on available-for-sale securities		209,307
- Loss on sale of loans		92,297
- Provision for loan losses due to merger		1,652,264
- Others		240,038

		2,311,631

	(Won)	(1,222,528)

25. Income Tax Expense

Income tax expense for the years ended December 31, 2003 and 2002 is as follows:

(in millions of Won)	2003		2002
Income tax payable	(Won)	23	(Won)	652,583
Deferred income taxes from temporary differences		(226,212)		(96,258)
Deferred income taxes from accumulated deficit [1]*		(168,645)		28,929
Deferred tax credit[1]*		(3,951)		—
Change in temporary differences due to tax adjustments		3,656		—
Retained earnings and other capital surplus adjustments [2]*		2,033		(1,927)

Income tax (benefit) expense	(Won)	(393,096)	(Won)	583,327

[1]*	The Bank recognized a deferred income tax asset because it has incurred a gain before extraordinary gains/losses and income tax since the merger with H&CB.

[2]*	Income tax effect from the change in retained earnings from the application of equity method on investments and loss on disposal of treasury stock.

46

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The statutory income tax rate applicable to the Bank, including resident tax surcharges, is 29.7 percent for the years ended December 31, 2002 and 2003. However, due to tax adjustments, the effective tax rate for the years ended December 31, 2002 and 2003 are 39.12 percent and 30.8 percent, respectively. The statutory income tax rate of 29.7 percent is applied for deferred income tax assets (liabilities) that will be realized before 2005 and statutory income tax rate of 27.5 percent is applied for deferred income tax assets (liabilities) that will be realized after 2005 reflecting the 2percent corporate tax rate cut from 2005. The basis for calculating the effective tax rate is as follows:

(in millions of Won)	2003		2002
Net income (loss) before income taxes	(Won)	(1,146,444)	(Won)	1,893,618

Income tax expense based on the effective tax rate		(340,493)		562,405
Tax effects on adjustments
Adjustments to increase taxable income		97,458		39,625
Adjustments to decrease taxable income		(166,668)		(18,703)
Discount effect		16,607		—

Income tax benefit per statements of operations	(Won)	(393,096)	(Won)	583,327

The significant changes in accumulated temporary differences and deferred income taxes for the year ended December 31, 2003 are as follows:

(in millions of Won)	Beginning balance		Increase due to merger		Increase		Decrease		Ending balance		Deferred tax asset (liability)
Allowance for loan losses	(Won)	314,081	(Won)	—	(Won)	221,016	(Won)	236,074	(Won)	299,023	(Won)	87,094
Accrued interest		(350,798)		(60,931)		(349,915)		(412,209)		(349,435)		(96,095)
Unrealized loss on securities		602,646		4,456		(175,092)		(330,256)		762,266		212,255
Unrealized loss on derivatives		(100,086)		(3,530)		(35,045)		(103,616)		(35,045)		(9,637)
Present value discounts		28,001		—		14,691		27,918		14,774		4,270
Allowance for losses on guarantees and acceptances		5,278		—		1,074		5,278		1,074		295
Accrued severance benefits		—		—		(14,500)		(14,500)		—		—
Stock options		10,116		552		26,211		10,668		26,211		7,208
Loss on fair value hedges		—		—		(10,715)		(9,213)		(1,502)		(413)
Accumulated depreciation		820		—		16,406		8,913		8,313		2,286
Other allowances		48,876		—		505,372		48,876		505,372		144,029
Others		15,559		1,209		99,847		12,144		104,471		28,748
Net operating loss carry-forward		—		—		567,825		—		567,825		168,645

	(Won)	574,493	(Won)	(58,244)	(Won)	867,175	(Won)	(519,923)	(Won)	1,903,347	(Won)	548,685

Deferred tax credit												3,951

											(Won)	552,636

47

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

26. Earnings (Loss) Per Share

The weighted average number of common shares outstanding for the years ended December 31, 2003 and 2002 are calculated as follows:

	2003	2002
Number of common shares outstanding-beginning balance	330,327,726	318,750,038
Weighted average number of treasury common shares	(4,327,815)	(963,166)

Weighted average number of common shares outstanding	325,999,911	317,786,872

Details of the computation of the basic earnings (loss) per share (“EPS”) and basic ordinary income (loss) per share for the years ended December 31, 2003, and 2002 are shown below.

	2003		2002
Net income (loss) (in millions of Won)	(Won)	(753,348)	(Won)	1,310,291
Weighted average number of common shares outstanding		325,999,911		317,786,872

Basic earnings (loss) per share and basic ordinary income (loss) per share (in Won)		(2,311)		4,123

Since there are no dilutive potential common shares, diluted EPS and diluted basic income per share are the same as basic EPS and basic ordinary income per share.

Potential common shares as of December 31, 2003 are as follows:

	Exercise Period	Shares Outstanding	Exercise Price
Stock options	2001.11.01 - 2011.08.27	2,248,554	(Won)	5,000 – (Won)129,100

27. Assets and Liabilities Denominated in Foreign Currencies:

Significant assets and liabilities denominated in foreign currencies as of December 31, 2003 comprise the following :

	Total Balances			Major Denomination Currencies
	Millions of Won		Thousands of US Dollars[1]*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	228,153	$190,476	$76,612	€22,070	¥7,223,564
Due from banks		601,624	502,275	478,539	3,015	1,798,015
Securities		1,350,145	1,127,187	969,825	3,960	3,674,314
Loans in foreign currencies		4,019,930	3,356,094	2,464,055	37,850	79,081,632
Bills bought		533,294	445,228	415,863	15,003	817,496
Advances to customers		4,593	3,835	3,835	—	—
Call loans		5,351	4,467	4,000	—	50,000
Liabilities
Deposits		1,475,373	1,231,736	843,970	14,493	27,863,430
Borrowings		3,322,917	2,774,184	2,138,815	39,595	60,834,504
Due to BOK		12,608	10,526	10,526	—	—
Call money		193,700	161,713	157,600	—	300,000
Debentures		896,621	748,557	741,129	—	—
Unsettled foreign exchange liabilities		22,600	18,868	11,569	161	89,793

48

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Significant assets and liabilities denominated in foreign currencies as of December 31, 2002 comprise the following :

	Total Balances			Major Denomination Currencies
	Millions of Won		Thousands of US Dollars[1]*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	186,780	$155,598	$63,914	€15,676	¥7,450,032
Due from bank		509,207	424,197	348,007	2,567	6,062,350
Securities		1,216,627	1,013,518	922,604	4,061	4,427,023
Loans in foreign currencies		4,417,176	3,679,753	2,827,489	68,754	65,532,564
Bills bought		756,300	630,040	588,877	25,336	840,286
Advances to customers		2,223	1,852	1,852	—	—
Call loans		248,857	207,312	202,700	4,000	50,000
Liabilities
Deposits		1,083,648	902,738	654,567	12,012	17,863,339
Borrowings		3,408,530	2,839,494	2,407,624	58,893	46,007,284
Due to BOK		37,493	31,234	31,234	—	—
Call money		76,666	63,867	14,500	—	5,679,100
Debentures		789,127	657,387	495,962	—	—
Unsettled foreign exchange liabilities		20,895	17,407	12,772	939	138,208

[1]*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at the balance sheet date.

49

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

28. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Won)		2003		2002
	Account	Balances	Transactions	Balances	Transactions
KB Investment Co., Ltd.	Loans	—		—	4,115
	Deposits	9,624	(484)	16,142	(1,025)
	Other liabilities	191		—	—
Kookmin Data System Corp.	Other assets	34		—	—
	Deposits	5,582	(265)	6,903	(187)
	Other liabilities	2,832	(15,925)	879	—
	Commissions income	—	53	—	—
Kookmin Futures Co., Ltd.	Due from banks	40	3	379	5
	Other assets	26	77	—	—
	Deposits	9,793	(497)	18,860	(567)
	Other liabilities	1,663		620	—
	Commissions income	—	9	—	—
	Commissions expenses	—	(187)	—	—
KB Luxembourg S.A.	Due from banks	51,784	2,215	48,337	148
	Loans	76,659	739	139,702	4,789
	Other assets	176	2,900	815	3,131
	Borrowings	140,880	(193)	177,873	(80)
	Other liabilities	—	(1,352)	11,077	(922)
KB International Ltd. (London)	Due from banks	33,754	904	24,490	70
	Loans	95,824	1,765	186,062	3,576
	Other assets	405	477	—	359
	Borrowings	108,272	(501)	198,663	(308)
	Other liabilities	1,203	(4,011)	13,245	(2,691)
	Commissions expenses	—	(1,398)	—	—
Kookmin Finance H.K. Ltd.	Due from banks	372	857	6,318	22
	Loans	98,579	1,802	175,850	4,721
	Other assets	152	109	—	—
	Borrowings	173,121	(4)	159,715	(161)
	Other liabilities	—	—	5,424	(232)
	Commissions expenses	—	(1,777)
Kookmin Investment Trust Mgt.	Deposits	46,244	(1,250)	1,348	(802)
	Other liabilities	234	(5)	—	—
KB Real Estate Co., Ltd.	Loans	25,000	2,578	30,000	3,005
	Deposits	1,838	(27)	104,754	(4)
	Other liabilities	1,755	—	1,782	—
Jooeun Industrial Co., Ltd.	Loans	139,425	—	—	—
KB Credit Information Co., Ltd.	Deposits	11,446	(457)	9,496	(444)
	Other liabilities	8,482	—	5,388	176
	Commissions expenses	—	(38,481)	—	(26,894)
	Rent	—	—	—	—

50

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

29. Transactions with Financial Institutions

The assets and liabilities related to transactions with financial institutions for the year ended December 31, 2003 are as follows:

(in millions of Won)	Description	Bank of Korea		Other banks		Other financial institutions		Total
Cash and due from banks	In Won	(Won)	2,612,248	(Won)	8,994	(Won)	140,200	(Won)	2,761,442
	In foreign currencies		12,415		585,855		3,355		601,625

			2,624,663		594,849		143,555		3,363,067

Loans	In Won		—		12,815		607,524		620,339
	In foreign currencies		—		767,884		49,866		817,750
	Others		1,500,000		1,560,702		794,715		3,855,417

			1,500,000		2,341,401		1,452,105		5,293,506

Deposits	In Won		—		975,372		4,342,075		5,317,447
	In foreign currencies		—		—		2,400,000		2,400,000

			—		975,372		6,742,075		7,717,447

Borrowings	In Won		992,433		253,822		5,688		1,251,943
	In foreign currencies		—		2,360,652		19,486		2,380,138
	Others		12,608		499,362		55,800		567,770

			1,005,041		3,113,836		80,974		4,199,851

Debentures	In Won		—		—		260,900		260,900
	In foreign currencies		—		888,455		—		888,455

			—		888,455		260,900		1,149,355

30. Interest Bearing Assets and Liabilities

Interest bearing assets and liabilities and related interest income and interest expenses for the year ended December 31, 2003 are as follows:

(in millions of Won)	Average Balance		Interest Income		Average Yield (%)
Assets
Due from banks	(Won)	799,353	(Won)	10,433	1.31
Securities		29,812,029		1,701,359	5.71
Loans		135,541,332		9,814,835	7.24

	(Won)	166,152,714	(Won)	11,526,627

Liabilities
Deposits	(Won)	126,320,535	(Won)	4,280,290	3.39
Borrowings		12,547,750		410,746	3.27
Debentures		18,617,620		1,143,228	6.14

	(Won)	157,485,905	(Won)	5,834,264

51

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

31. Operations of the Trust Accounts

The summarized statement of assets and liabilities of the trust accounts as of December 31, 2003 are categorized into principal or dividend guaranteed money trusts, performance money trusts and property trusts, as follows:

(in millions of Won)	Guaranteed Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	2,797,148	(Won)	5,943,898	(Won)	936,128	(Won)	9,677,174
Loans		134,984		354,804		—		489,788
Receivables		—		—		20,228,649		20,228,649
Due from banking accounts		470,647		913,624		183,672		1,567,943
Present value discounts		(771)		—		—		(771)
Allowance for loan losses		(69,839)		(69,930)		—		(139,769)
Other assets		73,048		179,211		262,054		514,313

Total assets	(Won)	3,405,217	(Won)	7,321,607	(Won)	21,610,503	(Won)	32,337,327

Trusts	(Won)	3,190,062	(Won)	7,088,295	(Won)	21,453,761	(Won)	31,732,118
Reserves for future losses		56,128		—		—		56,128
Borrowings		—		—		—		—
Other liabilities		159,027		233,312		156,742		549,081

Total liabilities	(Won)	3,405,217	(Won)	7,321,607	(Won)	21,610,503	(Won)	32,337,327

The Bank is liable as of December 31, 2003 for the following portion of the difference between the book value and fair value of principal and/or dividend guaranteed money trusts:

(in millions of Won)	Book Value		Fair Value		Liability
Principal guaranteed money trusts	(Won)	3,298,269	(Won)	3,374,990	(Won)	—
Principal and dividend guaranteed money trusts		106,948		114,835		—

	(Won)	3,405,217	(Won)	3,489,825	(Won)	—

The key results of operations from transactions between bank accounts and trust accounts (excluding securities investment trust) for the year ended December 31, 2003 are as follows:

(in millions of Won)	Trust Account Related Income			Trust Account Related Expenses
Gain on trust management	(Won)	232,361	Interest expense on borrowings from trust accounts	(Won)	36,970
Early withdrawal penalties		172	Loss on trust management		—
Interest income on loans to trust accounts		548

	(Won)	233,081		(Won)	36,970

52

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

32. Business Combination with H&CB

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on the New York Stock Exchange as ADSs since November 1, 2001.

33. Merger with Kookmin Credit Card Co., Ltd.

The Bank obtained approval from its Board of Directors on May 30, 2003 to merge with Kookmin Credit Card Co., Ltd., (the “Subsidiary”) of which the Bank previously owned 74.27 percent, and merged with the Subsidiary on September 30, 2003.

The merger was effected through the issuance of common shares of 8,120,431 by the Bank to the shareholders of Subsidiary as of July 24, 2003, besides the Bank, at a ratio of 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The newly issued common share due the transaction constituted 2.4 percent of total out standing shares of the Bank as of September 30, 2003.

The merger was accounted for as a transaction between entities under common control and therefore the Bank recognized the assets and liabilities transferred at their carrying amounts in the accounts of Kookmin Credit Card Co., Ltd. at the date of transfer. In addition, the accounting method for loans and securities of the Subsidiary were conformed to that of the Bank and consequently, a provision for losses due to the merger amounting (Won)1,652,264 million, comprised of a provision for loan losses of (Won)1,437,961 million and loss on valuation of securities of (Won)214,303 million, was recorded in non-operating expenses.

Kookmin Credit Card Co., Ltd. was established on September 25, 1987, separating its operations from the Bank, and has been conducting its operations including credit card operations, factoring, and consumer financing, under the Credit Card Act. Kookmin Credit Card Co., Ltd. had merged with Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1998 and with Jang-Eun Credit Card Co., Ltd. on December 30, 1998, and had extended its operations to installment financing and rental business. As of September 30, 2003, Kookmin Credit Card has 12.33 million cardholders, 1.55 million merchants and 45 branches. Kookmin Credit Card Co. Ltd. had its shares registered with KOSDAQ since July 4, 2000.

As of September 30, 2003, the shareholders of Kookmin Credit Card Co. were as follows:

	Number of Shares	Percentage of Ownership
Kookmin Bank	54,365,028	74.27
Others	18,331,248	25.04

	72,696,276	99.31
Treasury stock	503,724	0.69

	73,200,000	100.00

53

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The summary balance sheets of the Bank and Kookmin Credit Card Co., Ltd. as of December 31, 2002 and the related statements of operations for the year then ended are as follows:

(in millions of won)	Kookmin Bank		Kookmin Credit Card		Total [1]*
Cash and due from banks	(Won)	4,599,356	(Won)	103,505	(Won)	4,702,861
Securities[2]*		30,940,750		3,112,127		34,052,877
Loans		126,730,561		9,256,060		135,986,621
Fixed assets		3,092,616		260,600		3,353,216
Other assets		6,135,558		648,956		6,784,514

Total assets	(Won)	171,498,841	(Won)	13,381,248	(Won)	184,880,089

Deposits	(Won)	123,109,653	(Won)	—	(Won)	123,109,653
Borrowings		10,690,754		5,629,389		16,320,143
Debentures		17,539,007		5,934,298		23,473,305
Other liabilities		10,110,031		899,334		11,009,365

Total liabilities		161,449,445		12,463,021		173,912,466

Capital stock		1,641,293		366,000		2,007,293
Capital surplus		5,864,752		146,591		6,011,343
Retained earnings		2,417,102		407,596		2,824,698
Capital adjustments		126,249		(1,960)		124,289

Total shareholders’ equity		10,049,396		918,227		10,967,623

Total liabilities and shareholders’ equity	(Won)	171,498,841	(Won)	13,381,248	(Won)	184,880,089

	Kookmin Bank		Kookmin Credit Card		Total[1]*
Operating income (loss)	(Won)	2,265,765		(306,146)	(Won)	1,959,619
Non-operating income		525,280		67,017		592,297
Non-operating expenses[2]*		(897,427)		(21,759)		(919,186)

Net income (loss) before income tax expense		1,893,618		(260,888)		1,632,730
Income tax expense		(583,327)		—		(583,327)

Net income (loss)	(Won)	1,310,291	(Won)	(260,888)	(Won)	1,049,403

54

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

The summary balance sheets of the Bank and Kookmin Credit Card Co., Ltd. as of September 30, 2003, the merger date, and the related statements of operations for the nine-month period then ended are as follows:

( in millions of won )	Kookmin Bank		Kookmin Credit Card3*		Total [1]*
Cash and due from banks	(Won)	7,543,522	(Won)	39,139	(Won)	7,582,661
Securities[2]*		29,062,866		2,969,080		32,031,946
Loans		133,299,297		6,854,723		140,154,020
Fixed assets		2,836,450		325,220		3,161,670
Other assets		8,895,431		407,247		9,302,678

Total assets	(Won)	181,637,566	(Won)	10,595,409	(Won)	192,232,975

Deposits	(Won)	128,106,542	(Won)	—	(Won)	128,106,542
Borrowings		11,691,597		3,240,752		14,932,349
Debentures		17,181,146		4,951,891		22,133,037
Other liabilities		14,858,438		1,199,254		16,057,692

Total liabilities		171,837,723		9,391,897		181,229,620

Capital stock		1,641,293		366,000		2,007,293
Capital surplus		5,864,679		146,591		6,011,270
Retained earnings		2,033,157		691,969		2,725,126
Capital adjustments		260,714		(1,048)		259,666

Total shareholders’ equity		9,799,843		1,203,512		11,003,355

Total liabilities and shareholders’ equity	(Won)	181,637,566	(Won)	10,595,409	(Won)	192,232,975

	Kookmin Bank		Kookmin Credit Card[3]*		Total
Operating income (loss)	(Won)	478,392	(Won)	301,213	(Won)	779,605
Non-operating income		670,656		27,656		698,312
Non-operating expenses[2]*		(1,885,784)		(18,646)		(1,904,430)

Net income (loss) before income tax		(736,736)		310,223		(426,513)
Income tax expense		354,627		(25,850)		328,777

Net income (loss)	(Won)	(382,109)	(Won)	284,373	(Won)	(97,736)

[1]*	Inter-company transactions have not been eliminated in the above summary balance sheets and statements of operations.

[2]*	The amount of investments accounted for under the equity method of accounting of Kookmin Credit Card Co., Ltd has been recognized by the Bank under securities and non-operating expenses.

[3]*	Balance sheet of Kookmin Credit Card Co., Ltd and its statements of operations is unaudited.

34. Statement of Cash Flows

Cash and cash equivalents as of December 31, 2003 and 2002 as presented in the statements of cash flows are as follows:

(in millions of Won)	2003		2002
Cash on hand	(Won)	2,945,921	(Won)	2,392,346
Cash in foreign currencies		228,153		186,780
Due from banks in Won		2,763,457		1,532,179
Due from banks in foreign currencies		601,624		509,207

		6,539,155		4,620,512
Restricted deposits		(2,767,398)		(1,519,931)

	(Won)	3,771,757	(Won)	3,100,581

55

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

Major transactions that do not involve cash inflows and cash outflows for the year ended December 31, 2003, and 2002 are presented as follows:

(in millions of Won)	2003		2002
Change due to the merger with KB Credit Card Co., Ltd.	(Won)	10,595,409	(Won)	—
Unrealized gains on investment securities		(122,888)		86,164
Capital increase due to debt-equity swap		—		234,100
Capital increase due to stock dividend		—		89,900
Change due to accounting under equity method		6,996		4,562
Write-off of loans		4,773,212		1,527,311
Decrease in loan from restructuring		(7,483)		122,043
Decrease in loan loss provision due to sales of non-performing loans		60,401		65,174
Conversion of loans into equity securities		33,415		109,931

35. Business Segments

The following table shows the distribution of the Bank’s operations by business segment as of and for the year ended December 31, 2003:

(in millions of Won)
Account	Retail Banking		Corporate Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Loans	(Won)	79,284,676	(Won)	45,208,573	(Won)	4,823,406	(Won)	9,056,594	(Won)	1,557,803	(Won)	139,931,052
Securities		27,636		4,626		27,380,911		—		688,672		28,101,845
Fixed assets		1,678,217		498,068		170,695		364,654		307,922		3,019,556
Other assets		1,076,083		271,644		11,286,066		126,565		239,695		13,000,053

Total assets	(Won)	82,066,612	(Won)	45,982,911	(Won)	43,661,078	(Won)	9,547,813	(Won)	2,794,092	(Won)	184,052,506

Operating revenue	(Won)	6,066,594	(Won)	3,314,310	(Won)	3,670,257	(Won)	1,458,464	(Won)	1,047,361	(Won)	15,556,986

The following table shows the distribution of the Bank’s operations by geographical market as of and for the year ended December 31, 2003:

(in millions of Won)	Domestic		Overseas		Total
Loans	(Won)	139,313,903	(Won)	617,149	(Won)	139,931,052
Securities		28,076,373		25,472		28,101,845
Fixed assets		3,016,549		3,007		3,019,556
Other assets		12,529,873		470,180		13,000,053

Total assets	(Won)	182,936,698	(Won)	1,115,808	(Won)	184,052,506

Operating revenue	(Won)	15,494,187	(Won)	62,799	(Won)	15,556,986

56

Kookmin Bank

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

36. Final interim period performance

Final interim performance for the three-month periods ended December 31, 2003 and 2002, are as follows:

(in millions of Won)	2003		2002
Operating income	(Won)	3,100,554	(Won)	3,982,692
Operating expense		3,502,862		3,711,358
Operating (loss) income		(402,308)		271,334
Net loss		(371,239)		(202,577)
Loss per share (in Won)		(1,131)		(635)

37. Reclassification of Prior Financial Statement Presentation

Certain accounts of prior period financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

38. Subsequent Event

On February 9, 2004, the Board of Directors approved the purchase of the assets and liabilities of Hanil Life Insurance Co. by the Bank through a Purchase and Acquisition (“P&A”) transaction. The terms and conditions of the P&A is to be determined in the future.

39. Approval of Financial Statements

The financial statements of the Bank, as of and for the year ended December 31, 2003, were approved by the board of directors on March 3, 2004.

57

Exhibit 99.2

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2003 and 2002

Kookmin Bank and Subsidiaries

Index

December 31, 2003 and 2002

Page(s)
Report of Independent Auditors	1–3
Consolidated Financial Statements
Balance Sheets	4
Statements of Operations	5
Statements of Changes in Shareholders’ Equity	6
Statements of Cash Flows	7–9
Notes to Consolidated Financial Statements	10–65

Report of Independent Auditors

To the Board of Directors and Shareholders of

Kookmin Bank and subsidiaries

We have audited the accompanying consolidated balance sheets of Kookmin Bank and its subsidiaries (“the Consolidated Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean Won. These consolidated financial statements are the responsibility of Kookmin Bank’s (“the Bank”) management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Kookmin Futures Co., Ltd., and Kookmin Finance HK Ltd., whose statements represent 0.13% of total assets as of December 31, 2003 and 0.15% of total revenues for the year then ended. Also, we did not audit the financial statements of Kookmin Credit Card Co., Ltd., Kookmin Futures Co., Ltd., Kookmin Bank Luxemburg S.A., and Kookmin Finance HK Ltd., whose statements represent 7.44% of total assets as of December 31, 2002 and 16.21% of total revenues for the year then ended. These statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Kookmin Futures Co., Ltd., Kookmin Bank Luxemburg S.A., Kookmin Finance HK Ltd., and Kookmin Credit Card Co., Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations, changes in shareholders’ equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 1 and Note 33 to the consolidated financial statements, on May 30, 2003, the Bank obtained approval from the Board of Directors to enter into a merger agreement with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary. According to the resolution of the Board of Directors, the Bank merged with the Subsidiary on September 30, 2003. The merger was effected through an exchange of shares with the minority shareholders of the Subsidiary as of July 24, 2003, who received 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The total assets and liabilities of the Subsidiary as of September 30, 2003 were (Won)10,595,409 million and (Won)9,391,897 million, respectively.

As discussed in Note 1 to the consolidated financial statements, K.B. Luxemburg S.A. was excluded from the scope of consolidation since it decided to go into liquidation on February 18, 2004. The liquidation process is expected to be completed before the end of 2004.

As discussed in Note 1 to the consolidated financial statements, the Bank sold to Sun Capital Inc., 65.43 percent of its 85.43 percent investment in, and (Won)172,024 million of its loans to, Alpha Capital Corp. for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

As discussed in Note 1 to the consolidated financial statements, the Bank sold its 87.00% investment in Kookmin Investment Trust Management Co., Ltd. to Morgan Stanley Private Equity (the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds) on May 29, 2002 and sold its 88.66% investment in Kookmin Leasing Co., Ltd. to Sun Capital Inc. on December 27, 2002.

As discussed in Note 2 to the consolidated financial statements, as of December 2002, the Consolidated Company changed the rates for determining the allowances for losses from consumer loans and credit card loans, in anticipation of the increasing risk of loan losses due to the increase in consumer loans and credit card loans, as follows:

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Consumer	Credit Card
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

As a result of the above change, the Consolidated Company’s allowances for loan losses as of December 31, 2003 are greater by (Won)336,265 million for consumer loans and (Won)314,701 million for credit card loans compared to the amounts which would have been recorded under the previous rates.

As discussed in Note 20 to the consolidated financial statements, in accordance with the resolution of the Board of Directors on December 26, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares of treasury stock depending on certain market conditions. As a result of the acquisition, the Bank holds 8.92% of the total common stock issued as treasury stock.

As discussed in Note 16 to the consolidated financial statements, in accordance with the agreement with the creditors’ committee of LG Card Co., Ltd. on November 24, 2003, the Bank provided additional loans of (Won)437 billion to LG Card Co., Ltd., which is currently experiencing a liquidity crisis. Also, on January 9, 2004, the Bank agreed to participate in a debt-equity swap of (Won)312.7 billion, to provide additional loans of (Won)205.9 billion (to be included in the debt-equity swap), and to extend the maturity of loans with maturitites in 2004. As of December 31, 2003, the balance of loans, corporate bonds and customer financing are (Won)487billion, (Won)26.8 billion and (Won)75.3 billion, respectively. The ability of LG Card Co. Ltd. to continue as a going concern, depends on the effective execution of its restructuring plan and loan-readjustment as well as the availability of financial aid from its financial institutional creditors, and therefore the actual loss from loans may differ from its estimation.

As discussed in Note 16 to the consolidated financial statements, the Consolidated Company’s total exposure (including debt securities, beneficiary certificates, and loans) related to domestic credit card companies and capital companies amounts to (Won)2,371,671 million as of December 31, 2003. Currently, securities issued by credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Consolidated Company as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

March 3, 2004

This report is effective as of March 3, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Balance Sheets

December 31, 2003 and December 31, 2002

(in millions of Won)	2003		2002
Assets
Cash and due from banks (Note 3)	(Won)	6,560,651	(Won)	4,790,636
Securities (Note 4)		30,531,067		36,862,306
Loans (Notes 5 and 6)		139,926,208		135,143,612
Fixed assets (Note 7)		3,024,948		3,360,158
Other assets (Note 8)		6,730,164		6,969,506

Total assets	(Won)	186,773,038	(Won)	187,126,218

Liabilities and Shareholders’ Equity
Deposits (Note 9)	(Won)	135,373,286	(Won)	126,890,960
Borrowings (Note 10)		10,750,820		15,473,094
Debentures (Note 11)		19,182,576		23,450,346
Other liabilities (Note 13)		12,978,312		10,631,483

Total liabilities		178,284,994		176,445,883

Commitments and contingencies (Notes 14 and 16)
Common stock ((Won)5,000 par value per share, 1 billion authorized shares and 336,379,116 shares outstanding in 2003) (Notes 1 and 17)		1,681,896		1,641,293
Capital surplus (Note 18)		6,237,528		5,968,401
Retained earnings (Note 19)		1,712,664		2,787,469
Capital adjustments (Note 20)		(1,160,814)		30,817
Minority interest in consolidated subsidiaries (Note 21)		16,770		252,355

Total shareholders’ equity		8,488,044		10,680,335

Total liabilities and shareholders’ equity	(Won)	186,773,038	(Won)	187,126,218

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2003 and 2002

(in millions of Won, except per share amounts)	2003		2002
Interest income
Interest on due from banks	(Won)	10,997	(Won)	56,412
Interest on trading securities		303,743		369,631
Interest on available-for-sale securities		960,599		653,958
Interest on held-to-maturity securities		1,242,809		1,405,807
Interest on loans		10,443,799		10,472,306
Other interest income		122,955		130,323

		13,084,902		13,088,437

Interest expenses
Interest on deposits		4,386,806		4,982,936
Interest on borrowings		591,830		735,982
Interest on debentures		1,436,234		1,236,299
Other interest expenses		60,891		52,738

		6,475,761		7,007,955

Net interest income		6,609,141		6,080,482
Provision for loan losses (Note 6)		4,638,051		3,196,161

Net interest income after provision for loan losses		1,971,090		2,884,321

Non-interest income
Fees & commission income		2,566,553		2,571,278
Dividends on trading securities		79,121		1,234
Dividends on available-for-sale securities		5,986		13,575
Gain on foreign currency transactions		291,542		212,832
Gain on derivatives transactions (Note 15)		1,134,624		1,776,807
Others (Note 23)		843,573		1,199,434

		4,921,399		5,775,160

Non-interest expenses
Fees and commission expenses		717,604		862,507
General and administrative expenses (Note 24)		3,027,164		2,977,475
Loss on foreign currency transactions		195,212		246,090
Loss on derivatives transactions (Note 15)		1,062,812		1,625,534
Others (Note 23)		1,351,726		991,666

		6,354,518		6,703,272

Operating income		537,971		1,956,209
Non-operating expenses, net (Note 25)		(1,557,577)		(137,777)

Net (loss) income before income tax expense		(1,019,606)		1,818,432
Income tax (benefit) expense (Note 26)		(354,358)		612,384

Net (loss) income before consolidation adjustment		(665,248)		1,206,048
Minority interest in (earnings) losses of consolidated subsidiaries		(76,502)		65,260

Net (loss) income	(Won)	(741,750)	(Won)	1,271,308

Basic (loss) earnings per share (In Korean Won) (Note 27)	(Won)	(2,275)	(Won)	4,001

Diluted (loss) earnings per share (In Korean Won) (Note 27)	(Won)	(2,275)	(Won)	4,001

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2003 and 2002

(in millions of Korean Won)	Capital		Capital Surplus		Retained Earnings		Capital Adjustments		Minority Interest		Total
Balance, January 1, 2002	(Won)	1,498,487	(Won)	5,745,002	(Won)	1,519,064	(Won)	205,274	(Won)	309,129	(Won)	9,276,956
Conversion of overseas bonds to stocks		52,906		181,194		—		—		—		234,100
Net income		—		—		1,271,308		—		—		1,271,308
Dividend payment		—		—		—		—		(6,883)		(6,883)
Conversion of stock dividends distributable		89,900		—				(89,900)		—		—
Loss in excess of minority interest		—		—		3,360				—		3,360
Changes in treasury stock		—		—		—		(147,610)		—		(147,610)
Unrealized gain on available-for-sale securities, net		—		—		—		87,330		34		87,364
Stock options		—		—		—		(25,624)		395		(25,229)
Loss in minority interest		—		—		—		—		(65,260)		(65,260)
Changes in minority interest		—		42,610		(4,294)		—		14,965		53,281
Others		—		(405)		(1,969)		1,347		(25)		(1,052)

Balance, December 31, 2002	(Won)	1,641,293	(Won)	5,968,401	(Won)	2,787,469	(Won)	30,817	(Won)	252,355	(Won)	10,680,335

(in millions of Korean Won)	Capital		Capital Surplus		Retained Earnings		Capital Adjustments		Minority Interest		Total
Balance, January 1, 2003	(Won)	1,641,293	(Won)	5,968,401	(Won)	2,787,469	(Won)	30,817	(Won)	252,355	(Won)	10,680,335
Merger with Kookmin Credit Card Co.		40,603		271,274		—		—		(236,428)		75,449
Net loss		—		—		(741,750)		—		—		(741,750)
Dividend payment		—		—		(325,233)		—		(2,474)		(327,707)
Reserve for losses on sale of treasury stock		—		(2,147)		—		2,147		—		—
Changes in treasury stock		—		—		—		(1,182,235)		—		(1,182,235)
Unrealized gain on available-for-sale securities, net		—		—		—		(36,891)		(13)		(36,904)
Unrealized gain on investment in associates, net		—		—		—		881		—		881
Stock options		—		—		—		25,814		—		25,814
Unrealized gain on derivatives, net		—		—				(1,347)		—		(1,347)
Changes in minority interest		—		—		—		—		3,330		3,330
Changes in subsidiaries		—		—		(7,656)		—		—		(7,656)
Others		—		—		(166)		—		—		(166)

Balance, December 31, 2003	(Won)	1,681,896	(Won)	6,237,528	(Won)	1,712,664	(Won)	(1,160,814)	(Won)	16,770	(Won)	8,488,044

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31, 2003 and 2002

(in millions of Won)	2003		2002
Cash flows from operating activities
Net (loss) income	(Won)	(741,750)	(Won)	1,271,308

Adjustments to reconcile net (loss) income to net cash provided by operating activities
Realized gain on trading securities, net		(60,783)		(94,540)
Unrealized gain on trading securities, net		(65,798)		(118,486)
(Gain) loss on foreign currency transactions, net		(96,330)		33,258
Provision for loan losses		4,638,051		3,270,025
Allowance for reversal of losses from guarantees and acceptances		(1,209)		(37,436)
Gain on derivatives transactions, net		(71,812)		(151,273)
Loss (gain) on valuation of derivatives, net		18,336		(43,348)
(Gain) loss on fair value hedged items		(10,715)		9,213
Retirement benefits		129,392		114,023
Depreciation and amortization		519,356		445,471
Loss on disposal of fixed assets, net		34,416		6,401
Impairment loss on fixed assets		22,228		—
Realized gain on available-for-sale securities, net		(499,815)		(188,226)
Impairment loss on available-for-sale securities, net		126,853		348,697
Realized gain on held-to-maturity securities		3,069		—
Unrealized (gain) loss on investment in associates, net		(22,675)		17,484
Loss on sale of loans, net		146,085		97,644
Minority interest in earnings (losses) of consolidated subsidiaries		76,502		(65,260)
Stock compensation expense		12,130		13,722
Others, net		437,428		8,234
Changes in assets and liabilities resulting from operations
Accrued income		224,155		13,225
Prepaid expenses		(165,084)		(94,532)
Deferred income tax assets		(375,860)		(40,258)
Other assets		3,320		(15,307)
Accrued expenses		(761,806)		(202,531)
Unearned income		(15,988)		(7,436)
Withholding taxes		31,145		(55,480)
Other liabilities		223,923		(2,478)
Account for agency business		49,667		24,828
Payment of retirement benefits		(39,045)		(24,034)
Pension funds		(68,529)		(63,894)
National pension funds		123		69

		4,440,730		3,197,775

Net cash provided by operating activities		3,698,980		4,469,083

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

(in millions of Won)	2003		2002
Cash flows from investing activities
(Increase) decrease in due from banks	(Won)	(1,178,152)	(Won)	2,797,251
Decrease in trading securities		2,221,779		2,507,440
Increase in available-for-sale securities		(3,522,402)		(10,307,680)
Decrease in held-to-maturity securities		8,228,193		9,348,124
Increase in equity securities		(88,380)		—
Increase in loans granted, net		(9,680,411)		(21,183,846)
Proceeds from disposal of fixed assets		105,902		17,749
Acquisition of fixed assets		(347,368)		(706,195)
Acquisition of intangible assets		(2,048)		(103,536)
Proceeds from disposal of foreclosed assets		2,830		3,197
Acquisition of foreclosed assets		(165)		—
Increase in guarantee deposits		(3,528)		(94,831)
Decrease (increase) in other accounts receivable		170,286		(312,077)
(Increase) decrease in payments in advance		(33,330)		46,528
Decrease in derivative assets, net		130,945		51,339
Collection of domestic exchange receivables		474,995		403,014
Collection of (payments for) loans to trust accounts		26,060		(47,933)

Net cash used in investing activities		(3,494,794)		(17,581,456)

Cash flows from financing activities
Increase in deposits, net		8,506,356		6,442,197
(Decrease) increase in borrowings, net		(5,172,931)		369,195
(Decrease) increase in debentures, net		(4,267,769)		9,839,721
Securities sold under repurchase agreements		548,995		118,719
Increase (decrease) in borrowings from trust accounts		2,874,589		(832,975)
Increase (decrease) increase in call money		215,589		(2,364,375)
Decrease in borrowings from the Bank of Korea in foreign currency		(24,885)		(89,007)
Decrease in dividend payable		(325,233)		(47,337)
Decrease in bills sold		(28,621)		(6,583)
(Decrease) increase in other accounts payable		(181,195)		654,575
(Decrease) increase in advances received from customers		(142,668)		117,279
Increase (decrease) in guarantee deposits received		2,179		(37,949)
Decrease in domestic exchange payables		(141,312)		(901,723)
Decrease in liabilities incurred by agency relationships		(171,172)		(219,313)
Stock options exercised		(35)		(26,742)
Acquisition of treasury stock		(1,227,876)		(149,704)
Sale of treasury stock		826		1,928
Increase in stock issuance cost		(212)		(737)
Increase in minority interest		—		1,075

Net cash provided by financing activities		464,625		12,868,244

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

(in millions of Won)	2003		2002
Decrease in cash due to change in scope of affiliates		(85,284)		(18,143)

Net increase (decrease) in cash and cash equivalents		583,527		(262,272)
Cash and cash equivalents, beginning of the period (Note 34)		3,207,248		3,469,520

Cash and cash equivalents, end of the period (Note 34)	(Won)	3,790,775	(Won)	3,207,248

The accompanying notes are an integral part of these non-consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

1.    The Consolidated Company

The accompanying consolidated financial statements have been prepared in accordance with financial accounting standards and the relevant laws and regulations of the Republic of Korea. The accompanying consolidated financial statements include the banking and trust accounts, subject to guaranteed fixed rates of return or principal repayment, of Kookmin Bank and its consolidated subsidiaries. General information on Kookmin Bank and its controlled subsidiaries is described below.

The Bank

Kookmin Bank was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. The Bank completed the legal consolidation with H&CB as of October 31, 2001 (Note 32) and Kookmin Credit Card as of September 30, 2003 (Note 33).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. The Bank’s paid-in capital amounts to (Won)1,681,896 million as of December 31, 2003 (Note 17). Also, as of December 31, 2003, 35,000,566 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADS”).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,136 domestic branches and offices and three overseas branches as of December 31, 2003.

Trust Accounts of the Bank

According to the accounting and reporting guidelines by the banking regulatory authorities, the accompanying consolidated financial statements include trusts subject to guaranteed fixed rates of return or principal repayment. Total assets of consolidated and non-consolidated trusts of the Consolidated Company as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003		2002
Consolidated trusts	(Won)	3,405,217	(Won)	3,960,057
Non-consolidated trusts		28,932,110		38,248,912

	(Won)	32,337,327	(Won)	42,208,969

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Subsidiaries either consolidated or accounted for under the equity method

The subsidiaries of the Bank, either consolidated or accounted for under the equity method as of December 31, 2003 and 2002 are as follows:

		2003		2002
Companies	Balance Sheet Date	Number of shares	Ownership (%)	Number of shares	Ownership (%)
Consolidated subsidiaries
Kookmin Data System Corp.	December 31	799,800	99.98	799,800	99.98
Kookmin Futures Co., Ltd.	March 31	3,999,200	99.98	3,999,200	99.98
KB Investment Co., Ltd.1*	December 31	8,941,587	99.89	8,941,587	99.89
KB Investment Trust Mgt. Co., Ltd.2*	March 31	6,134,040	80.00	6,134,040	80.00
KB Real Estate Trust Co., Ltd.3*	December 31	15,999,930	99.99	15,999,930	99.99
KB Credit Information Co., Ltd.4*	December 31	867,716	69.28	867,716	69.28
Kookmin Finance HK Ltd.	December 31	2,000,000	100.00	2,000,000	100.00
K.B. Int’l. Ltd. (London)	December 31	20,000,000	100.00	20,000,000	100.00

Equity method investees
ING Life Co., Ltd.	March 31	1,400,000	20.00	280,000	20.00
Korea Mortgage Corp.	December 31	6,000,000	26.67	6,000,000	26.67
KLB Securities Co., Ltd.	December 31	4,854,713	36.41	4,854,713	36.41
Jeio Co., Ltd.5*	December 31	419,049	21.14	419,049	21.14
Jooeun Industrial Co., Ltd.	December 31	1,999,910	99.99	1,999,910	99.99
K.B. Luxemburg S.A.	December 31	70,000	100.00	70,000	100.00
Kookmin Finance Asia Ltd. (HK)	December 31	2,000,000	100.00	2,000,000	100.00
Kookmin Singapore Ltd.	December 31	30,000,000	100.00	30,000,000	100.00
Sorak Financial Holdings	December 31	—	25.00	—	—
KIKO No.3 Venture Investment	December 31	—	11.15	—	11.15
Pacific IT Investment Partnership6*	December 31	—	10.00	—	10.00
Kookmin China Fund No.16*	December 31	—	50.00	—	50.00
KITC Kookmin Venture Fund No.16*	December 31	—	20.00	—	20.00
NPC 02-4 Kookmin Venture Fund6*	December 31	—	16.67	—	16.67
Kookmin Investment Partnership No. 136*	December 31	—	33.30	—	33.30
Millennium Tour Kookmin Investment Partnership No. 156*	December 31	—	34.00	—	34.00
Kookmin Investment Partnership No.166*	December 31	—	20.00	—	20.00
KB03-1 Venture Investment Fund6*	December 31	—	16.67	—	16.67
Korea Asset Investment Co. Ltd.	December 31	48,000	2.38	1,005,000	49.79

1*	KB Investment Co., Ltd., formerly Kookmin Investment Co., Ltd., merged with Frontier Investment Corp. as of December 31, 2001 and with Kookmin Venture Capital Co., Ltd. as of June 27, 2002.
2*	Jooeun Investment Trust Mgt Co., Ltd. was renamed KB Investment Trust Mgt. Co., Ltd. as of June 10, 2002.
3*	Jooeun Real Estate Trust Co., Ltd. was renamed KB Real Estate Trust Co., Ltd. as of September 16, 2002.
4*	Jooeun Credit Information Co., Ltd. merged with KB Credit Information Co., Ltd. as of May 2, 2002 and was renamed KB Credit Information Co., Ltd.
5*	Jeio Co., Ltd. was invested by KB Investment Co., Ltd., a subsidiary of the Bank.
6*	These investment funds were invested by KB Investment Co., Ltd, a subsidiary of the Bank

Scope of Consolidation

On September 30, 2003, the Bank merged with Kookmin Credit Card Co., Ltd, a subsidiary of the Bank of which the Bank formerly owned 74.27%. Thus, Kookmin Credit Card Co., Ltd was excluded from the scope of consolidation.

On February 18, 2004, K.B. Luxemburg S.A decided to go into liquidation and expected to complete the related process before the end of 2004. Thus, K.B. Luxemburg S.A was excluded from the scope of consolidation.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, KLB Securities Co., Ltd., Kookmin Finance Asia Ltd. (HK) and Kookmin Singapore Ltd. and Jooeun Industrial Co., Ltd. are in the process of liquidation and accordingly were excluded from the scope of consolidation.

On August 30, 2002, the Bank sold to Sun Capital Inc., 65.43 percent of its 85.43 percent investment in, and (Won)172,024 million of its loans to, Alpha Capital Corp., for (Won)145,000 million. On October 28, 2002, the Bank also sold an additional 5.03% of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million.

On May 29, 2002, the Bank sold its 87.00 percent investment in Kookmin Investment Trust Management Co., Ltd. to Morgan Stanley Private Equity (the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds) and sold its 88.66 percent investment in Kookmin Leasing Co., Ltd. to Sun Capital Inc on December 27, 2002.

The Consolidated Company sold 957,000 shares of Korea Asset Investment Corp. in the current period and consequently did not apply the equity method to the remaining shares of this investee due to a reduction to 2.38 percent in equity ownership.

Operations of the subsidiaries either consolidated or accounted for under the equity method

Consolidated Subsidiaries:

(in millions)	Location	Outstanding Capital		Major Business
Kookmin Data System Corp	Korea	KRW	8,000	Software services for the Bank and other companies
Kookmin Futures Co., Ltd.	Korea		20,000	Dealing and brokerage services for futures transactions
KB Investment Co., Ltd.	Korea		44,759	Investing and financing small and medium-sized enterprises
KB Investment Trust Mgt. Co., Ltd.	Korea		38,338	Providing security investment trust services and investment consulting services
KB Real Estate Trust Co., Ltd.	Korea		80,000	Development, management and brokerage services with regard to real estate and trust
KB Credit Information Co., Ltd.	Korea		6,262	Delinquent loan collecting service and credit checking services
Kookmin Finance HK Ltd.	Hong Kong	USD	20 million	Commercial banking business and foreign exchange operation
Kookmin Bank Int’l. Ltd. (London)	U.K.	GBP	20 million	Commercial banking business and foreign exchange operation

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Equity Method Investees:

(in millions)	Location	Outstanding Capital		Major Business
ING Life Co., Ltd.	Korea	KRW	70,000	Insurance
Korea Mortgage Corp.	Korea		112,484	Purchase, issuance and sales of mortgage-backed securities
KLB Securities Co., Ltd.	Korea		2,095	Securities related business
Jeio Co., Ltd	Korea		66,675	Inspecting materials, manufacturing measuring instruments
Jooeun Industrial Co., Ltd.	Korea		10,000	House construction, rent and management service with regard to real estate
K.B. Luxemburg S.A.	Luxemburg	EUR	17.5 million	Commercial banking business and foreign exchange operation
Kookmin Finance Asia Ltd. (HK)	Hong Kong	USD	20 million	Commercial banking business and foreign exchange operation
Kookmin Singapore Ltd.	Singapore	SGD	30 million	Commercial banking business and foreign exchange operation
Sorak Financial Holdings	Singapore	SGD	403 million	Investment
KIKO No.3 Venture Investment Partnership	Korea	KRW	2,600	Investment in venture capital
Pacific IT Investment Partnership	Korea		14,000	Investment in venture capital
Kookmin China Fund No.1	Korea		6,000	Investment in venture capital
KITC Kookmin Venture Fund No.1	Korea		10,000	Investment in venture capital
NPC 02-4 Kookmin Venture Fund	Korea		30,000	Investment in venture capital
Kookmin Investment Partnership No.13	Korea		3,000	Investment in venture capital
Millennium Tour Kookmin Investment Partnership No.15	Korea		5,000	Investment in venture capital
Kookmin Investment Partnership No.16	Korea		2,000	Investment in venture capital
KB 03-1 Venture Investment Fund	Korea		7,500	Investment in venture capital

Significant Financial Data

A summary of significant financial data of the Bank and its subsidiaries, included in the accompanying consolidated financial statements is as follows:

(in millions of Won)	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income (Loss)
Bank accounts	(Won)	184,052,506	(Won)	8,414,513	(Won)	17,754,261	(Won)	(753,348)
Trust accounts		3,405,217		52,565		239,449		—
Kookmin Data System Corp.		17,895		14,650		38,035		1,031
Kookmin Futures Co., Ltd.		36,621		25,526		10,009		1,429
KB Investment Co., Ltd.		95,555		77,361		3,983		5,300
KB Investment Trust Mgt. Co., Ltd.		61,533		56,258		25,581		10,433
KB Real Estate Trust Co., Ltd.		257,725		98,129		57,324		10,402
KB Credit Information Co., Ltd.		25,266		17,882		44,321		3,931
Kookmin Finance Hong Kong Ltd.		211,944		62,716		17,676		(1,493)
K.B. Int’l. Ltd. (London)		225,681		56,756		12,873		3,264
Elimination and equity pick-up		(1,616,905)		(388,312)		(197,211)		(22,699)

	(Won)	186,773,038	(Won)	8,488,044	(Won)	18,006,301	(Won)	(741,750)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

2.    Summary of Significant Accounting Policies

The Consolidated Company has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) No. 1 as of January 1, 2001 and No. 2 to No. 9 as of January 1, 2002 in the preparation of to present its financial statements. Except for the adoption of these SKFAS, the same accounting policies are applied for the fiscal years 2002 and 2003. The significant accounting policies followed by the Consolidated Company in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting standards generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations, or cash flows, is not presented in the accompanying consolidated financial statements.

Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Consolidated Company may undertake in the future, actual results may be different from those estimates.

Accounting Policies of Consolidated Entities

The financial statements of consolidated entities are prepared in conformity with generally accepted accounting principles and the relevant laws and regulations of the Republic of Korea. The relevant laws and regulations that differ from generally accepted accounting principles are as follows:

Relevant Laws and Regulations
The Bank and Trust Accounts	Accounting Standards of the Banking Industry, General Banking Act, and Trust Business Act
KB Investment Co., Ltd.	Act on support for foundation of small and medium-sized companies, and Loan Specialization Financial Business Act
KB Investment Trust Mgt. Co., Ltd.	Securities Investment Trust Business Act, and Accounting Standards for Securities Investment Trust Business
Kookmin Futures Co., Ltd.	Supervisory Guidelines on Futures Trading
KB Real Estate Trust Co., Ltd.	Trust Business Act
KB Credit Information Co., Ltd.	Act on the use and protection of credit information

Principles of Consolidation

The Consolidated Company records the differences between the acquisition cost of subsidiaries investment accounts and the corresponding shareholder’s equity at the time of acquisition as goodwill.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

When net losses attributable to minority interests exceed the minority interest in the equity of the subsidiary, the excess is charged to the equity of the Consolidated Company. When the subsidiaries report income, the minority interest portion of such income is allocated to the equity of the Consolidated Company until the minority interest’s share of net losses previously charged to the Consolidated Company has been fully recovered.

If the fiscal year-end of subsidiaries is different from that of the Consolidated Company, the financial statements of such subsidiaries are prepared as of December 31 and for the year then ended for consolidation purposes.

All significant inter-company transactions and account balances between the consolidated entities are eliminated in consolidation.

Recognition of Interest Income

The Consolidated Company recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. As of December 31, 2003, the Consolidated Company has non-accrual loans and securities of (Won)10,718,393 million and (Won)620,929 million, respectively, with related foregone interest of (Won)655,845 million and (Won)150,492 million, respectively. However, foregone interest related to securities of trust accounts was not included.

Deferred loan origination fees and costs

The Consolidated Company defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs, and the deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Allowance for loan losses

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine the allowances for loan losses. According to the credit rating criteria, the allowance is determined according to the credit risk of corporate borrowers, which is evaluated based on financial and non-financial risks. The credit rating criteria is categorized into 12 categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D) with additional consideration of the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances under each credit risk classification:

Credit Risk Classification	Credit Ratings	Allowance Rates
Normal	AAA~B	0.5%
Precautionary	B-~CCC	2%
Sub-standard	CC	20%
Doubtful	C	50%
Estimated loss	D	100%

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit card loans. Alternatively, the bank classifies such loans by considering the current financial status of borrowers including delinquencies, bankruptcies and collateral value. As of December 2002, the rates used for determining the allowances for losses from consumer loans and credit card loans were changed as follows:

		Allowance Rates after Changes
Credit Risk Classification	Allowance Rates before Changes	Consumer	Credit Card
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

As a result of the above change, the Bank’s allowances for loan losses as of December 31, 2003 are greater by (Won)336,265 million for consumer loans and (Won)314,701 million for credit card loans compared to the amounts which would have been recorded under the previous rates.

The Bank applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20%, 50% and 100% of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively. In addition, the Bank provides an allowance for losses of 19% of certain outstanding guarantees and acceptances classified as precautionary.

Present Value Discounts

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the nominal value and the present value of the restructured loan is significant. . The difference between the nominal value and the present value is recorded as present value discount, which is shown as a deduction from the loan nominal value. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as provision for loan losses of the current period. Present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances, net of present value discounts.

Receivables and payables arising from long-term installment transactions, long-term cash loans or borrowings and other similar transactions shall be stated at present value, if the difference between nominal value and present value is material. The difference is accounted for as a present value discount and is deducted from the nominal value of the related receivable or payable. Present value discounts are amortized or reversed using the effective interest method, and the amortization is included in interest income or expense.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities classified as available-for-sale securities, which are carried at cost. The fair value of debt securities, which do not have a quoted market value, are calculated using the present value of future cash flows, discounted at a reasonable interest rate determined based on the credit ratings provided by independent credit rating institutions.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments, the accumulated amount of which shall be charged to operations when the related securities are sold or when an impairment loss on the securities is recognized.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Held-to-maturity securities are generally carried at amortized cost. Premiums and discounts on debt securities are amortized over the maturity period of the securities using the effective interest method.

Impairment losses are recognized in current operations when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.

Investments in Associates

Investments in associate, over which the Consolidated Company exercises significant control or influence, are accounted for under the equity method. Under the equity method, the Consolidated Company records changes in its proportionate ownership of the associate in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investment in associate.

The Consolidated Company discontinues the equity method of accounting for investments in associates when the Consolidated Company’s share of accumulated losses of the associates equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Consolidated Company’s initial proportionate ownership of the net book value of the associate are amortized or accreted using an appropriate method and the resulting amortization is charged to current operations.

Gains and losses recorded by the Consolidated Company from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Consolidated Company’s percentage of ownership.

Fixed Assets and Related Depreciation

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4-5 years
Equipment and vehicles	Declining balance method	4-5 years

Expenditures that enhance the capacity or increase the future economic benefit of the assets involved are capitalized as additions to tangible assets. However, routine maintenance or repairs are expensed as incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded when the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements, net of accumulated amortization:

Intangible assets	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Development costs	Straight-line method	5 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	5-30 years

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The Consolidated Company estimated the useful life of endowment assets that are beneficial upon usage, classified under other intangible assets, to be 30 years based on the term of the contract. The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

The Consolidated Company recorded negative goodwill as a result of the merger of KB Credit Information Co., Ltd. and KM Credit Information Co., Ltd for the fair value of net assets and liabilities exceeding the cost of merger equal to the purchase price. Negative goodwill is amortized for 5 years which is the average useful life of amortizable non-monetary assets.

Development costs directly related to a new technology or new products (including costs related to software development) are capitalized as intangible assets to the extent that the estimated future benefits are probable.

The Consolidated Company adjusts the book value of a fixed asset to its recoverable amount and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the impaired book value is recognized, to the extent of the original book value before impairment, as a reversal of fixed asset impairment losses. For the year ended December 31, 2003, the Consolidated Company recognized an impairment loss of (Won)22,228 million for the difference between the book value of (Won)48,388 million and net realizable value of (Won)26,160 million of assets related to the expected closures of certain branch offices.

Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from additional paid-in capital. Debenture issuance costs are recorded as discounts on debentures and amortized over the life of the debentures using the effective interest method.

Accrued Retirement Benefits

Employees and directors with more than one year of service as of the balance sheet date are entitled to receive a lump-sum payment upon termination of their employment with the Consolidated Company, based on their length of service and rate of pay at the time of termination. Additionally, the Consolidated Company records the contributions to pension funds, which grant the payment rights to its employees, and contributions to the National Pension Fund, as contra accounts of accrued retirement benefits.

Deferred Income Taxes

The Consolidated Company records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax income assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Derivative Instruments

Derivative financial instruments for trading or hedging purposes are valued at estimated market price and resulting unrealized gains or losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a hedging transaction relationship entered into for hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, are recognized in current operations.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Cash flow hedge accounting is applied to a hedging transaction relationship entered into for hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on the hedging derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified into current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recorded in capital adjustment is added to or deducted from the asset or the liability.

Stock Options

Compensation costs for stock options granted to employees and executives are recognized using the fair value method. Under the fair value method, compensation costs for stock option plans are determined using an option-pricing model and are recognized over the vesting period (Note 22).

National Housing Fund

The Consolidated Company, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (“NHF”) and records the related NHF account in other liabilities. In addition, the Consolidated Company pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

Gains and Losses on Trust Management

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5 ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensations paid for the years ended December 31, 2003 and 2002.

Foreign Currency Translation

All assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates in effect at the balance sheet date (USD 1: (Won)1,197.8, GBP 1: (Won)2,129.27, EUR 1: (Won)1,502.58), and resulting translation gains and losses are recognized in the current period.

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of the balance sheet dates.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Consolidated Company has presented the net amounts of cash inflows and cash outflows for loans and deposits.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Consolidation Adjustment

The accompanying consolidated financial statements reflect certain consolidation adjustments as follows:

	Net Income (Loss)
	2003		2002
Aggregate balances of each entity	(Won)	(719,051)	(Won)	1,069,429
Consolidation adjustments:
Reversal of the equity method		—		(893)
Minority interest in earnings or losses, net		(76,502)		65,260
Equity loss (gains) on investments		(244,558)		267,419
Merger of consolidated affiliates		284,373		(81,502)
Sale of consolidated affiliates		—		(59,077)
Reversal of allowances for loan losses		(541)		(318)
Reversal of gain or losses on derivatives		—		1,342
Change in exchange rates		—		(3,286)
Reversal of trust reserves		10,373		10,006
Other consolidation adjustments		4,156		2,928

		(22,699)		201,879

Balances in the consolidated financial statements	(Won)	(741,750)	(Won)	1,271,308

Application of Korean Financial Accounting Standard No. 6

The Consolidated Company has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) No. 6 ‘Subsequent Events’, for the fiscal year 2003 and presented retained earnings (accumulated deficit) as before appropriations (disposition) on the balance sheet. Accordingly, retained earnings as of December 31, 2002 were restated to amounts before appropriations, and the restatement resulted in a decrease in liabilities and an increase in net assets of (Won)325,233 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

3.    Cash and Due from Banks

Cash and due from banks as of December 31, 2003 and 2002 are summarized as follows:

(in millions of Won)		2003		2002
Cash on hand
Cash in Won		(Won)	2,945,921	(Won)	2,393,118
Cash in foreign currencies			228,153		186,780

			3,174,074		2,579,898

Due from banks in Won
Bank of Korea	Reserve deposits in the Bank of Korea		2,612,248		1,340,482
Other banks	Time deposits		23,171		99,849
Other financial institutions	Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,094		140,000
Others	Futures margin accounts		17,569		108,664

			2,793,082		1,688,995
	Present value discounts1*		(12,810)		(21,156)

			2,780,272		1,667,839
Due from banks in foreign currencies
Bank of Korea	Demand deposits		12,415		25,677

Domestic banks	Demand deposits		3,450		10,221
Foreign banks	Time deposits		104,970		220,763

Other banks			108,420		230,984

Off-shore	Demand deposits		482,115		281,174

Others	Other deposits		3,355		5,064

			606,305		542,899

		(Won)	6,560,651	(Won)	4,790,636

1*	Present value discounts are related to the (Won)140,000 million of time deposits (1% interest, five-year maturity at the point of deposit, uncallable for five years) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

The maturities of the due from banks as of December 31, 2003 are as follows:

(in millions of Won)	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	2,652,272	(Won)	510,499	(Won)	3,162,771
Due after 3 months through 6 months		—		95,806		95,806
Due after 6 months through 1 year		50,154		—		50,154
Due after 1 year through 2 years		90,000		—		90,000
Due after 2 years through 3 years		—		—		—
Due after 5 years		656		—		656

	(Won)	2,793,082	(Won)	606,305	(Won)	3,399,387

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Included in cash and due from banks as of December 31, 2003 and 2002 are the following restricted deposits:

(in millions of Won)	2003		2002		Restrictions
Reserve deposits in the Bank of Korea	(Won)	2,624,663	(Won)	1,377,891	General Banking Act
Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,000		140,000	Withdrawal at maturity
Other deposits		18,023		86,653	Futures guarantee deposits

		2,782,686		1,604,544
Present value discounts		(12,810)		(21,156)

	(Won)	2,769,876	(Won)	1,583,388

4.    Securities

Securities as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003		2002
Trading	(Won)	7,178,248	(Won)	9,273,445
Available-for-sale		17,189,839		15,217,208
Held-to-maturity		5,991,930		12,313,049
Investment in associates		171,050		58,604

	(Won)	30,531,067	(Won)	36,862,306

Trading, available-for-sale, and held-to-maturity securities as of December 31, 2003 are as follows:

(in millions of Won)	Unrealized
Trading	Gain		Loss		Book Value		Fair value
Equity securities	(Won)	22,735	(Won)	9,385	(Won)	139,285	(Won)	139,285
Beneficiary certificates		69,553		240		1,689,388		1,689,388
Government and municipal bonds		1,547		4,032		1,610,359		1,610,359
Corporate bonds		1,147		14,514		3,354,929		3,354,929
Asset-backed securities		204		1,217		384,287		384,287

	(Won)	95,186	(Won)	29,388	(Won)	7,178,248	(Won)	7,178,248

(in millions of Won)	Impairment				Capital Adjustments
Available-for-Sale	Reversal of		Loss		Gain		Loss		Book Value		Fair value1*
Equity securities	(Won)	2,885	(Won)	46,818	(Won)	26,303	(Won)	15,471	(Won)	491,313	(Won)	491,313
Investment in funds		—		314		3,513		—		41,723		41,723
Beneficiary certificates		47,730		271,019		67,839		42		5,569,200		5,569,200
Government and municipal bonds		—		—		7,532		22,906		2,323,106		2,323,106
Foreign government bonds		—		—		2,493		—		28,153		28,153
Corporate bonds		17,588		46,382		95,694		23,338		8,267,532		8,267,532
Asset-backed securities		22,459		56,006		370		—		468,669		468,669
Other debt securities		—		—		—		—		143		143

	(Won)	90,662	(Won)	420,539	(Won)	203,744	(Won)	61,757	(Won)	17,189,839	(Won)	17,189,839

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(in millions of Won)	Impairment				Unrealized Holding
Held-to-Maturity	Reversal of		Loss		Gain		Loss		Book Value		Fair value
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	88,004	(Won)	4,061	(Won)	2,490,063	(Won)	2,574,006
Corporate bonds		—		5,840		76,823		3,510		3,175,544		3,248,857
Asset-backed securities		—		—		3,306		90		326,323		329,539

	(Won)	—	(Won)	5,840	(Won)	168,133	(Won)	7,661	(Won)	5,991,930	(Won)	6,152,402

1*	Non-marketable equity securities and investment in funds are included at book value.

Due to the merger with Kookmin Credit Card Co., Ltd. on September 30, 2003, the above impairment loss on available-for-sale securities includes (Won)203,024 million of impairment loss recognized as ‘provision for loan losses due to merger’ as of the merger date.

Beneficiary certificates classified as available-for-sale include (Won)2,402 million of beneficiary certificates that have been reclassified from trading securities due to restrictions on redemption. (Won)413 million of unrealized gain on these beneficiary certificates that has been recognized as of the reclassification date is included in the unrealized gain on trading beneficiary certificates.

Trading, available-for-sale, and held-to-maturity securities as of December 31, 2002 are as follows:

(in millions of Won)	Unrealized
	Gain		Loss		Book Value		Fair value
Equity securities	(Won)	654	(Won)	39,754	(Won)	95,501	(Won)	95,501
Beneficiary certificates		166,851		5,429		3,862,439		3,862,439
Government and municipal bonds		7,930		13,021		976,166		976,166
Corporate bonds		13,933		12,678		4,299,529		4,299,529
Asset-backed securities		—		—		39,810		39,810

	(Won)	189,368	(Won)	70,882	(Won)	9,273,445	(Won)	9,273,445

(in millions of Won)	Impairment				Capital Adjustments
Available-for-Sale	Reversal of		Loss		Gain		Loss		Book Value		Fair value1*
Equity securities	(Won)	15,318	(Won)	293,696	(Won)	25,874	(Won)	38,805	(Won)	711,433	(Won)	711,433
Investment in funds		—		4,187		—		854		52,247		52,247
Beneficiary certificates		—		—		62,246		5,662		5,162,573		5,162,573
Government and municipal bonds		—		—		40,609		184		2,278,363		2,278,363
Foreign government bonds		—		—		2,864		374		20,007		20,007
Corporate bonds		—		68,468		103,710		10,325		6,473,136		6,473,136
Asset-backed securities		12,380		10,044		1,664		—		519,371		519,371
Other debt securities		—		—		—		—		78		78

	(Won)	27,698	(Won)	376,395	(Won)	236,967	(Won)	56,204	(Won)	15,217,208	(Won)	15,217,208

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(in millions of Won)	Impairment				Unrealized Holding
Held-to-Maturity	Reversal of		Loss		Gain		Loss		Book Value		Fair value
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	108,283	(Won)	153	(Won)	2,382,756	(Won)	2,490,886
Foreign government bonds		—		—		—		—		36,678		36,678
Corporate bonds		—		—		176,777		2,082		7,606,017		7,780,710
Asset-backed securities		—		—		14,693		—		2,287,598		2,302,291

	(Won)	—	(Won)	—	(Won)	299,753	(Won)	2,235	(Won)	12,313,049	(Won)	12,610,565

1*	Non-marketable equity securities and investment in funds are included at book value.

As of December 31, 2003 and 2002, investments in associates are as follows:

(in millions of Won)	Owner-	Acquisition		Beginning		Equity Method						Book Value
Domestic Associates	ship (%)	Cost		Balance1*		N/I		R/E		C/A		2003		2002
ING Life Korea	20.00	(Won)	21,769	(Won)	21,613	(Won)	22,278	(Won)	—	(Won)	(46)	(Won)	43,845	(Won)	21,613
Korea Mortgage	26.67		30,629		33,566		2,475		(57)		(196)		35,788		33,566
KLB Securities	36.41		10,316		—		—		—		—		—		—
Jeio	21.14		750		547		(3)		—		—		544		547
Jooeun Industrial	99.99		23,994		—		—		—		—		—		—
KB Luxembourg S.A	100.00		26,295		6,102		(1,275)		—		1,123		5,950		—
Kookmin Finance Asia Ltd.	100.00		8,385		279		7		—		—		286		279
Kookmin Singapore, Ltd	100.00		14,096		2,080		—		—		—		2,080		2,085
Sorak Financial Holdings	25.00		71,295		71,295		—		—		—		71,295		—
KIKO No.3 Venture Investment Partnership	11.15		290		299		42		—		—		341		—
Pacific IT Investment Partnership	10.00		1,400		—		—		—		—		—		—
Kookmin China Fund No.1	50.00		3,000		2,609		(74)		—		—		2,535		—
KITC Kookmin Venture Fund No.1	20.00		2,000		2,010		(681)		—		—		1,329		—
NPC 02-4 Kookmin Venture Fund	16.67		5,000		5,056		34		—		—		5,090		—
Kookmin Investment Partnership No. 13	33.33		1,000		238		132		—		—		370		—
Millennium Tour Kookmin Investment Partnership No. 15	34.00		1,700		607		(260)		—		—		347		—
Kookmin Investment Partnership No. 16	20.00		400		—		—		—		—		—		—
KB 03-1 Venture Investment Fund	16.67		1,250		1,250		—		—		—		1,250		—
Korea Asset Investment Corp.	48.60		—		—		—		—		—		—		514

		(Won)	223,569	(Won)	147,551	(Won)	22,675	(Won)	(57)	(Won)	881	(Won)	171,050	(Won)	58,604

1*	The beginning balance is the prior year’s book value adjusted by dividends, changes in foreign exchange rates, and acquisition during current year.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Singapore (Merchant Bank), Ltd. and Kookmin Finance Asia, Ltd. (HK) are in the process of liquidation. Consequently, the equity method of accounting is no longer applied to investments in KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to the investees’ accumulated deficits which resulted to a decrease in the investment value below zero. Accordingly, the total accumulative estimated loss that has not been recognized by the Bank amounts to (Won)43,695 million.

The Consolidated Company applies the equity method accounting to a subsidiary based on its adjusted financial statements, which are based on the most recent available audited or reviewed financial statements adjusted for changes in net assets using the unaudited financial statements as of December 31, 2003. In the case of ING Life Korea Co., Ltd., an adjustment for income tax expenses of (Won)37,609 million has been additionally made to the adjusted financial statements.

As a means to create a Pan-Asian strategic management, in accordance with the resolution of the Board of Directors on October 24, 2003, the Bank invested (Won)71,295 million for a 25% ownership of Sorak Financial Holdings in connection with the acquisition of Bank Internasional Indonesia (“BII”). Sorak Financial Holdings entered into a contract to purchase 51% equity interest in BII from the Indonesian Bank Restructuring Agency (IBRA). BII’s total assets and total liabilities reported under Indonesian GAAP as of September 30, 2003, translated into Korean Won at year-end rates, amounts to (Won)4,910,369 million and (Won)4,439,624 million, respectively.

The maturities of the available-for-sale and held-to-maturity debt securities except for equity securities and investment in funds as of December 31, 2003 are summarized as follows:

(in millions of Won)	Available-for-sale				Held-to-maturity
Maturities	Book Value		Fair Value		Book Value		Fair Value
Due in 1 year or less	(Won)	9,637,524	(Won)	9,637,524	(Won)	1,824,339	(Won)	1,837,011
Due after 1 year through 5 years		6,558,628		6,558,628		3,915,607		4,047,807
Due after 5 years through 10 years		445,043		445,043		251,984		267,584
Thereafter		15,609		15,609		—		—

	(Won)	16,656,804	(Won)	16,656,804	(Won)	5,991,930	(Won)	6,152,402

Investment securities risk concentrations as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003			2002
By Country	Book Value		Ratio(%)	Book Value		Ratio(%)
Korea	(Won)	30,203,882	98.93	(Won)	36,516,704	99.06
Singapore		79,309	0.26		10,252	0.03
USA		64,976	0.21		85,220	0.23
Philippines		45,921	0.15		66,708	0.18
Germany		29,961	0.10		30,010	0.08
Others		107,018	0.35		153,412	0.42

	(Won)	30,531,067	100.00	(Won)	36,862,306	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(in millions of Won)	2003			2002
By Type	Book Value		Ratio(%)	Book Value		Ratio(%)
Fixed rate bonds	(Won)	18,631,741	61.02	(Won)	19,802,049	53.72
Floating rate bonds		2,591,973	8.49		6,362,124	17.26
Subordinated bonds		767,418	2.51		578,774	1.57
Convertible bonds		423,958	1.39		149,414	0.41
Beneficiary certificates		7,255,954	23.77		9,033,015	24.50
Equity securities		790,385	2.59		865,880	2.35
Others		69,638	0.23		71,050	0.19

	(Won)	30,531,067	100.00	(Won)	36,862,306	100.00

(in millions of Won)	2003			2002
By Industry	Book Value		Ratio(%)	Book Value		Ratio(%)
Government and municipalities	(Won)	10,569,435	34.62	(Won)	13,964,515	37.88
Financial institutions		17,693,458	57.95		17,801,216	48.29
Manufacturing industries		809,389	2.65		781,125	2.12
Others		1,458,785	4.78		4,315,450	11.71

	(Won)	30,531,067	100.00	(Won)	36,862,306	100.00

Available-for-sale equity securities of which the fair value cannot reasonably be measured as of December 31, 2003 are as follows:

(in millions of Won)	Acquisition Cost		Net Asset Value1*		Book Value
Korea Housing Guarantee Co., Ltd.	(Won)	72,421	(Won)	123,784	(Won)	71,857
Dongbu Electronics Co., Ltd.		30,000		22,059		22,059
Mastercard, Inc.		11,118		6,524		11,118
The Korea Securities Finance Corp.		8,460		11,384		8,460
Asia Credit		11,978		8,014		8,014
Korea Asset Management Corp.		7,827		12,436		7,827
Samsung Life Insurance Co., Ltd.		7,479		9,062		7,479
Daewoo Electronics Corp.		9,862		7,293		7,109
Korea Highway Corp.		6,248		5,892		6,248
BC Card Co., Ltd.		5,738		7,630		5,738
Daewoo Motor Co., Ltd.		5,633		11,768		5,633
E Mirae Asset Securities Co., Ltd.		5,000		8,302		5,000
Hanwha Investment Trust Management Co., Ltd.		3,487		3,503		3,487
Korea Vilene Co., Ltd.		3,000		3,662		3,000
National Information & Credit Evaluation, Inc.		2,668		4,209		2,668
Nanjing Kumho Tire Co., Ltd.		2,548		2,678		2,548
Baring Communication		5,588		2,282		2,282
Kyobo Investment Trust Management Co., Ltd.		2,100		3,417		2,100
Others		209,400		97,107		87,015

	(Won)	410,555	(Won)	351,006	(Won)	269,642

1*	Net asset values are calculated using the unaudited financial statements of the investees as of December 31, 2003 when available, otherwise, the most recent financial information is used.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, the following investment securities are pledged at various institutions:

(in millions of Won) Restrictions					Restricted securities
Related Transactions	Placed with	Amount			Book Value		Pledge Value
Bonds sold under REPO agreements	Customers	(Won)	3,623,156		(Won)	4,224,282	(Won)	4,188,660
Leased securities	KCFC					4,626		4,500
Borrowings from the Bank of Korea	Bank of Korea		992,433			1,229,621		1,214,400
Bank of Korea settlements	Bank of Korea		(balance limits	)		170,200		170,200
Derivatives transactions	Samsung Futures, etc.		(balance limits	)		112,069		120,500
Securities Finance Funds	Korea Securities Finance Corp.					998		1,000
ADB collateral	KDB					1,894		1,900

					(Won)	5,743,690	(Won)	5,701,160

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

5.    Loans

Loans as of December 31, 2003 and 2002 are summarized as follows:

(in millions of Won)		2003		2002
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	28,863,025	(Won)	28,797,513
	Notes discounted		1,415,445		1,851,133
	Overdraft accounts		447,992		568,702
	Trading notes		809,921		814,759
	Other operation loans		3,793,594		3,229,851

			35,329,977		35,261,958

	Facility loans
	General facility loans		5,413,333		4,676,506
	Other facility loans		1,218,369		1,287,125

			6,631,702		5,963,631

			41,961,679		41,225,589

Consumer loans	General consumer loans		41,952,638		39,970,876
	Consumer housing loans		38,199,384		33,731,435
	Remunerations on mutual installment savings		297,868		131,768
	Other consumer loans		635,217		632,172

			81,085,107		74,466,251

Public loans	Public operation loans		526,227		738,632
	Public facility loans		42,473		39,414

			568,700		778,046

Trust accounts	Loans on real estate collateral		134,984		153,105

Other loans	Property formation loans		62,963		95,252
	Inter-bank loans		12,815		20,941
	Others		3,963		5,450

			79,741		121,643

			123,830,211		116,744,634

Loans in foreign currencies	Domestic funding loans		1,212,261		1,196,510
	Off-shore funding loans		863,062		896,998
	Inter-bank loans		623,683		816,406
	Government funding loans		1,477		3,241
	Domestic usance bills		1,200,385		1,346,044

			3,900,868		4,259,199

Call loans	In Won		1,640,000		33,600
	In foreign currencies		19,448		195,741
	Inter-bank reconciliation funds		—		89,287

			1,659,448		318,628

Privately placed debentures			1,794,231		1,285,279

Other loans			12,458,364		15,878,242

Allowances for loan losses (Note 6)			(3,702,655)		(3,311,861)

Present value discounts			(22,826)		(30,509)

Net deferred loan origination fees and costs			8,567		—

		(Won)	139,926,208	(Won)	135,143,612

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, restructured loans due to workout plans or other similar restructuring programs are as follows:

(in millions of Won)	Period (years)	Balances Before Restructuring		Exemption		Equity Conversion		CB Conversion		Restructured Amount		Present Value Discounts
Workout	1 – 6	(Won)	696,945	(Won)	—	(Won)	—	(Won)	581,075	(Won)	115,870	(Won)	6,229
Court receivership	5 – 10		41,426		154		—		27,009		14,263		3,502
Court mediation	5 – 6		41,789		—		—		—		41,789		2,437
Others1*	2 – 7		530,216		335,799		134		3,668		190,615		10,658

		(Won)	1,310,376	(Won)	335,953	(Won)	134	(Won)	611,752	(Won)	362,537	(Won)	22,826

1*	The Bank wrote off (Won)246,839 million of loans to SK Networks, (formerly, SK Global) in expectation of a cash buy out restructuring. The resulting SK Networks loan balances as of December 31, 2003 amounts to (Won)88,960 million.

The loans, or portions thereof, that are approved for debt restructuring by issuance or grant of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of the equity interest is adjusted in the related allowance for loan losses.

The movements in present value discounts and net deferred loan origination fees and costs for the year ended December 31, 2003 are as follows:

(in millions of Won)	WACC(%)	Beginning Balance		Increase		Decrease		Ending Balance
Present value discounts	6.10 – 17.00	(Won)	(30,509)	(Won)	(11,767)	(Won)	(19,450)	(Won)	(22,826)
Deferred loan incidental income			—		9,161		594		8,567

		(Won)	(30,509)	(Won)	(2,606)	(Won)	(18,856)	(Won)	(14,259)

The maturities of loans as of December 31, 2003 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately Placed Debentures		Others		Total
Due in 3 months or less	(Won)	16,316,065	(Won)	1,071,398	(Won)	497,351	(Won)	6,549,874	(Won)	1,659,448	(Won)	561,682	(Won)	1,600,828	(Won)	28,256,646
Due after 3 months through 6 months		15,580,949		850,052		53,382		1,098,040		—		166,238		37		17,748,698
Due after 6 months through 1 year		30,835,868		437,899		7,589		1,280,289		—		300,234		606		32,862,485
Due after 1 year through 2 years		26,545,760		178,374		7,153		615,736		—		503,084		4,594		27,854,701
Due after 2 years through 3 years		19,016,865		308,148		6,191		334,413		—		261,364		—		19,926,981
Due after 3 years through 4 years		2,760,728		116,537		—		15,051		—		650		30,802		2,923,768
Due after 4 years through 5 years		2,535,812		103,794		—		318,037		—		—		—		2,957,643
Thereafter		10,238,164		834,666		—		38,391		—		979		—		11,112,200

	(Won)	123,830,211	(Won)	3,900,868	(Won)	571,666	(Won)	10,249,831	(Won)	1,659,448	(Won)	1,794,231	(Won)	1,636,867	(Won)	143,643,122

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Loan risk concentrations by country as of December 31, 2003 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage(%)
Korea	(Won)	123,830,211	(Won)	2,995,491	(Won)	15,866,259	(Won)	142,691,961	99.34
Southeast Asia		—		383,133		304		383,437	0.27
Russia		—		131,758		—		131,758	0.09
China		—		30,632		1		30,633	0.02
Japan		—		278,109		42		278,151	0.19
Others		—		81,745		45,437		127,182	0.09

	(Won)	123,830,211	(Won)	3,900,868	(Won)	15,912,043	(Won)	143,643,122	100.00

Loan risk concentrations by industry as of December 31, 2003 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage(%)
Industrial loans
Financial institutions	(Won)	596,281	(Won)	652,414	(Won)	2,369,514	(Won)	3,618,209	2.52
Manufacturing companies		13,909,267		1,596,823		1,178,803		16,684,893	11.62
Service companies		23,069,029		592,593		557,602		24,219,224	16.86
Others		4,859,159		124,443		1,405,044		6,388,646	4.44

		42,433,736		2,966,273		5,510,963		50,910,972	35.44

Household loans		81,271,608		914,545		8,897,467		91,083,620	63.41

Public and other loans		124,867		20,050		1,503,613		1,648,530	1.15

	(Won)	123,830,211	(Won)	3,900,868	(Won)	15,912,043	(Won)	143,643,122	100.00

6.    Allowances for Loan Losses

As of December 31, 2003 and 2002, allowances for loan losses are as follows:

(in millions of Won)	2003		2002
Loans in Won	(Won)	2,278,644	(Won)	1,949,602
Loans in foreign currencies		71,401		113,034
Bills bought in Won and foreign currencies		16,941		20,213
Payments on guarantees		19,967		18,467
Factoring receivable		16,486		13,798
Credit card accounts		1,187,616		1,134,386
Privately placed debentures		88,822		34,365
Loans due for equity conversion		—		5,373
Others		22,778		22,623

	(Won)	3,702,655	(Won)	3,311,861

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, allowances for loan losses by credit risk classification are as follows:

(in millions of Won)		Normal		Pre-Cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Balance	(Won)	115,042,797	(Won)	5,345,560	(Won)	2,277,301	(Won)	936,426	(Won)	209,619	(Won)	123,811,703
	Allowances		773,975		298,198		494,492		502,360		209,619		2,278,644

	Ratio (%)		0.67		5.58		21.71		53.65		100.00		1.84

Loans in foreign currencies	Balance		3,574,480		249,987		38,816		32,708		1,939		3,897,930
	Allowances		14,803		17,072		16,645		20,942		1,939		71,401

	Ratio (%)		0.41		6.83		42.88		64.03		100.00		1.83

Bills bought	Balance		508,674		54,354		1,850		3,030		3,757		571,665
	Allowances		2,552		8,687		430		1,515		3,757		16,941

	Ratio (%)		0.50		15.98		23.24		50.00		100.00		2.96

Payments on guarantees	Balance		42,754		6,347		19,539		10,903		9,896		89,439
	Allowances		214		498		3,908		5,451		9,896		19,967

	Ratio (%)		0.50		7.85		20.00		50.00		100.00		22.32

Credit card accounts	Balance		7,239,554		1,626,508		400		1,158,525		224,844		10,249,831
	Allowances		72,396		195,181		80		695,115		224,844		1,187,616

	Ratio (%)		1.00		12.00		20.00		60.00		100.00		11.59

Bonds purchased under resale agreements	Balance		1,500,000		—		—		—		—		1,500,000
	Allowances		—		—		—		—		—		—

	Ratio (%)		—		—		—		—		—		—

Call loans	Balance		1,659,448		—		—		—		—		1,659,448
	Allowances		—		—		—		—		—		—

	Ratio (%)		—		—		—		—		—		—

Privately placed debentures	Balance		1,368,669		409,352		7,555		7,472		1,147		1,794,195
	Allowances		6,816		75,048		2,064		3,747		1,147		88,822

	Ratio (%)		0.50		18.33		27.32		50.15		100.00		4.95

Factoring receivables	Balance		29,685		—		—		125		16,275		46,085
	Allowances		148		—		—		63		16,275		16,486

	Ratio (%)		0.50		—		—		50.40		100.00		35.77

Total	Balance1*	(Won)	130,966,061	(Won)	7,692,108	(Won)	2,345,461	(Won)	2,149,189	(Won)	467,477	(Won)	143,620,296
	Allowances2*		870,904		594,684		517,619		1,229,193		467,477		3,679,877

	Ratio (%)		0.66		7.73		22.07		57.19		100.00		2.56

1*	The above amounts of loan balances are net of present value discounts.
2*	The above amounts of allowances for loan losses do not include other allowances

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

For the years ended December 31, 2003 and 2002, the movements in allowances for loan losses are as follows:

(in millions of Won)	2003		2002
Beginning balance	(Won)	3,311,861	(Won)	2,641,170
Provision for loan losses1*		6,026,905		3,196,161
Collection of written-off loans		1,340,414		284,145
Repurchase of loans sold		426,207		6,424
Sale of loans		(659,239)		(113,414)
Write-off of loans		(6,371,323)		(2,552,014)
Conversion of loans into equity securities		(43,996)		(136,185)
Exemption of loans		(272,576)		(8,364)
Offset with present value discounts from troubled debt restructuring		(7,482)		238
Changes in exchange rates and others		(47,442)		77,422
Changes in scope of consolidated subsidiaries		(674)		(83,722)

Ending balance	(Won)	3,702,655	(Won)	3,311,861

1*	Includes increase due to the merger with Kookmin Credit Card Co., amounting to (Won)1,388,854 million, recognized as non-operating expenses.

As of December 31, 2003, 2002 and 2001, the ratios of allowances for loan losses to loans are as follows:

	2003		2002		2001
Loans1*	(Won)	143,620,296	(Won)	138,455,473	(Won)	118,981,891
Allowances for loan losses2*		3,679,877		3,289,238		2,641,170

Ratio (%)		2.56		2.38		2.22

1*	The above amounts of loans are net of present value discounts.
2*	The above amounts of allowances for loan losses do not include the other allowances.

7.    Fixed Assets

Fixed assets as of December 31, 2003 and 2002 are as follows:

	2003		2002
Tangible assets	(Won)	2,472,816	(Won)	2,724,363
Intangible assets		551,356		632,115
Foreclosed and other properties		776		3,680

	(Won)	3,024,948	(Won)	3,360,158

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Movements in tangible assets for the year ended December 31, 2003 are as follows:

(in millions of Won)	Land		Buildings and Structures		Leasehold Improvement		Equipment and Vehicle		Construction in-Progress		Total
Acquisition cost
Beginning balances	(Won)	1,231,177	(Won)	919,541	(Won)	110,986	(Won)	1,293,812	(Won)	1,195	(Won)	3,556,711
Acquisition		3,432		9,218		8,026		229,580		97,112		347,368
Transfer		—		37,466		48,517		—		(85,983)		—
Changes in scope of consolidated subsidiaries		—		—		—		(448)		—		(448)
Disposal		(128,693)		(2,839)		(9,566)		(61,618)		—		(202,716)

Ending balances		1,105,916		963,386		157,963		1,461,326		12,324		3,700,915

Accumulated depreciation
Beginning balances		—		120,353		52,629		659,366		—		832,348
Depreciation expense		—		21,603		41,354		373,592		—		436,549
Changes in scope of consolidated subsidiaries		—		—		—		(388)		—		(388)
Disposal		—		152		(2,593)		(60,197)		—		(62,638)

Ending balances		—		142,108		91,390		972,373		—		1,205,871

Impairment		—		22,228		—		—		—		22,228

Book Value	(Won)	1,105,916	(Won)	799,050	(Won)	66,573	(Won)	488,953	(Won)	12,324	(Won)	2,472,816

Tangible assets covered by insurance policies as of December 31, 2003 are as follows:

(in millions of Won)	Amount Insured		Insurance Company	Type of Insurance
Buildings and structures	(Won)	655,890	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Leasehold improvement		52,612	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Equipment and vehicles		279,203	Samsung Fire & Marine Insurance Co., Ltd, etc.	General property insurance
Construction in-progress		9,860	Samsung Fire & Marine Insurance Co., Ltd	General property insurance

	(Won)	997,565

Movements in intangible assets for the year ended December 31, 2003 are as follows:

(in millions of Won)	Goodwill		Negative goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trade- marks		Others		Total
Beginning balances	(Won)	613,705	(Won)	(300)	(Won)	16,301	(Won)	110	(Won)	161	(Won)	11	(Won)	2,127	(Won)	632,115
Acquisition		—		—		83		—		—		158		1,807		2,048
Amortization		78,345		(69)		3,622		8		22		19		860		82,807

Ending balances	(Won)	535,360		(231)	(Won)	12,762	(Won)	102	(Won)	139	(Won)	150	(Won)	3,074	(Won)	551,356

The Consolidated Company recorded (Won)113,217 million and (Won)110,091 million of current development costs under general and administrative expenses for the years ended December 31, 2003 and 2002, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003				2002
	Book Value		Appraisal Value		Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,105,916	(Won)	986,383	(Won)	1,231,177	(Won)	1,023,116
Lands included in foreclosed assets		1,315		591		1,923		931

	(Won)	1,107,231	(Won)	986,974	(Won)	1,233,100	(Won)	1,024,047

8.    Other Assets

Other assets as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003		2002
Guarantee deposits paid	(Won)	1,345,715	(Won)	1,342,223
Accounts receivable		1,717,666		1,887,952
Accrued income		1,051,818		1,278,215
Payments in advance		92,661		59,331
Prepaid expenses		313,383		148,825
Deferred income tax assets (Note 26)		563,872		188,012
Derivative assets (Note 15)		752,523		668,049
Unsettled domestic exchange assets		612,592		1,087,587
Loans to trust accounts		335,384		361,444
Others		47,301		41,131
(Allowances for losses)		(102,751)		(93,263)

	(Won)	6,730,164	(Won)	6,969,506

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

9.    Deposits

Deposits as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	Annual Interest (%) December 31, 2003	2003		2002
Deposits in Won
Demand deposits
Checking deposits	–	(Won)	125,533	(Won)	134,222
Household checking deposits	0.10		476,132		469,866
Passbook deposits	0.10		10,000,895		8,586,219
Temporary deposits	–		3,292,770		3,577,243
Public fund deposits	0.10		190,593		207,695
Margin deposits	–		10,180		13,038
Others	0.10		24,218		12,497

			14,120,321		13,000,780

Time deposits and savings deposits
Time deposits	2.90 – 4.40		62,174,532		58,129,997
Installment savings deposits	3.60 – 4.30		1,306,793		1,422,532
Property formation savings	8.50		1,870		2,221
Time and savings deposits of non-residents in Won	2.90 – 4.40		338,971		151,124
General savings deposits	0.10 – 3.30		21,644,066		21,346,223
Corporate free savings deposits	0.10 – 3.20		7,790,498		6,556,979
Long-term savings deposits for workers	8.79		69,031		297,272
Long-term housing savings deposits	5.00		983,684		538,782
Long-term savings for households	4.89		494,606		2,250,457
Worker’s preferential savings deposits	5.35		2,728,236		2,877,467
Worker’s savings for housing	2.50		81		79
Mutual installment deposits	3.20 – 4.50		7,054,752		7,491,115
Mutual installment for housing	2.95 – 4.30		5,423,853		4,872,637
Money trust	0.00 – 8.00		3,190,062		3,697,202

			113,201,035		109,634,087

			127,321,356		122,634,867

Deposits in foreign currencies
Demand deposits
Checking deposits	0.00 – 1.32		40,778		29,629
Passbook deposits	0.08 – 0.11		787,798		549,646
Notice deposits	0.00 – 0.22		410		2,725
Temporary deposits	–		1,048		3,796

			830,034		585,796

Time deposits and savings deposits
Time deposits	0.16 – 1.57		719,338		624,715
Others	0.00 – 4.45		3,300		1,493

			722,638		626,208

			1,552,672		1,212,004

Certificates of deposit	3.45 – 3.95		6,499,258		3,044,089

		(Won)	135,373,286	(Won)	126,890,960

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The maturities of deposits as of December 31, 2003 are as follows:

(in millions of Won)	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	68,691,124	(Won)	1,316,419	(Won)	4,011,260	(Won)	74,018,803
Due after 3 months through 6 months		13,062,936		125,373		1,634,701		14,823,010
Due after 6 months through 1 year		31,231,779		61,249		853,297		32,146,325
Due after 1 year through 2 years		7,728,012		47,095		—		7,775,107
Due after 2 years through 3 years		3,053,043		2,463		—		3,055,506
Due after 3 years through 4 years		620,238		73		—		620,311
Due after 4 years through 5 years		457,266		—		—		457,266
Thereafter		2,476,958		—		—		2,476,958

	(Won)	127,321,356	(Won)	1,552,672	(Won)	6,499,258	(Won)	135,373,286

10.    Borrowings

Borrowings as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	Annual Interest (%) December 31, 2003	2003		2002
Borrowings in Won
Borrowings from the Bank of Korea	2.50	(Won)	992,433	(Won)	671,854
Borrowings from the government	0.00 – 8.00		932,804		1,070,912
Borrowings from banking institutions	3.54 – 8.55		263,822		2,460,871
Borrowings from the National Housing Fund	8.00		110,351		126,085
Borrowings from other financial institutions	2.00 – 5.00		5,688		3,381,211
Other borrowings	2.00 – 7.00		1,176,156		1,130,930

			3,481,254		8,841,863

Borrowings in foreign currencies
Due to banks	–		180,493		48,705
Borrowings from domestic banks	0.09 – 7.40		2,360,652		2,502,902
Borrowings from other financial institutions	5.13		19,486		23,092
Borrowings from foreign banks	–		507,377		566,052

			3,068,008		3,140,751

Bonds sold under repurchase agreements
In Won	2.50 – 4.10		3,613,505		3,050,179
In foreign currencies	1.54		9,651		23,982

			3,623,156		3,074,161

Bills sold	3.40 – 3.85		44,239		72,860

Due to the Bank of Korea in foreign currencies	–		12,608		37,493

Call money
In Won	3.25 – 3.40		55,800		229,300
In foreign currencies	0.88 – 5.15		169,744		76,666
Inter-bank borrowings	–		296,011		—

			521,555		305,966

		(Won)	10,750,820	(Won)	15,473,094

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The maturities of borrowings as of December 31, 2003 are as follows:

(in millions of Won)	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	1,179,984	(Won)	349,510	(Won)	2,348,761	(Won)	3,878,255
Due after 3 months through 6 months		149,891		1,132,792		762,272		2,044,955
Due after 6 months through 1 year		214,710		819,346		1,080,874		2,114,930
Due after 1 year through 2 years		417,652		415,564		9,651		842,867
Due after 2 years through 3 years		373,680		256,541		—		630,221
Due after 3 years through 4 years		305,461		—		—		305,461
Due after 4 years through 5 years		254,333		50,773		—		305,106
Thereafter		585,543		43,482		—		629,025

	(Won)	3,481,254	(Won)	3,068,008	(Won)	4,201,558	(Won)	10,750,820

11.    Debentures

Debentures as of December 31, 2003 and 2002 are as follows:

(in millions of Won)		Annual Interest (%) December 31, 2003	2003		2002
In Won	Hybrid debentures1*	6.00 – 7.00	(Won)	903,668	(Won)	—
	Subordinated fixed rate debentures	6.07 – 15.66		4,896,072		4,863,125
	Fixed rate debentures	2.25 – 8.15		3,949,995		—
	Floating rates debentures	3.92 – 8.71		8,619,663		17,972,223

				18,369,398		22,835,348
	Discounts on debentures			(83,443)		(273,702)

				18,285,955		22,561,646

In foreign currencies	Floating rates debentures	0.60 – 1.99		196,211		123,136
	Fixed rates debentures	1.08 – 4.63		613,549		666,991
		1.82 – 1.92		78,695		101,034

				888,455		891,161
	Premiums on debentures			9,639		—
	Discounts on debentures			(1,473)		(2,461)

				896,621		888,700

			(Won)	19,182,576	(Won)	23,450,346

1*	The hybrid debenture are perpetual type debts in which the Bank retains the early redemption option after 5 years from issuance date and the term- extending option on maturity date. Hybrid debentures are senior to common stock but subordinated to other subordinated debentures.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

As of December 31, 2003, subordinated debentures and hybrid debentures comprise the following:

(In hundred millions of Won)
Type	Issue Date	Amount		Annual Interest (%)	Maturity
Subordinated fixed rate debentures
	97.12.29 – 98.8.27	(Won)	2,653	15.02 – 16.00	03.01.27 – 09.11.15
	2000.03.27		2,000	9.65	2005.03.27
	2000.06.28		2,540	9.04 – 9.10	2006.01.28
	2000.09.27		3,000	8.99	2006.01.27
	2000.09.28		1,500	8.79 – 8.85	2006.01.28
	2000.11.28		1,000	8.65 – 8.71	2006.02.28
	2000.11.28		1,620	9.57 – 9.65	2010.11.28
	2000.12.27		2,000	8.71	2006.01.27
	2001.05.28		2,000	7.60 – 7.65	2007.02.28
	2001.06.27		1,600	7.68	2008.03.27
	2001.06.27		2,175	7.86	2009.03.27
	2001.08.28		1,000	6.69 – 6.73	2007.08.28
	2001.09.28		1,500	6.69 – 6.73	2008.03.28
	2002.03.27		2,417	7.06 – 7.10	2008.01.27
	2002.07.27		3,024	6.96 – 7.00	2008.01.27
	2002.09.27		2,574	6.27 – 6.30	2008.03.27
	2002.09.27		1,500	6.51 – 6.55	2010.03.27
	2002.09.27		926	6.66 – 6.70	2013.03.27
	2002.11.27		4,007	6.07 – 6.10	2008.05.27
	2002.11.27		578	6.27 – 6.30	2010.05.27
	2002.11.27		1,003	6.51 – 6.55	2013.05.27
	2002.12.18		1,100	8.00	2008.01.18
	2002.12.27		304	6.55	2014.12.27
	2002.12.27		100	6.20	2008.06.27
	2002.12.27		900	6.40	2010.06.27
	2002.12.27		500	6.65	2013.06.27
	2003.01.21		500	7.65	2008.02.21
	2003.03.10		450	7.10	2008.04.10
	2003.10.27		3,565	5.18 – 5.20	2009.01.27
	2003.10.27		888	5.33 – 5.35	2011.01.27
	2003.10.27		37	5.58 – 5.60	2014.01.27

			48,961

Hybrid debentures
	2003.06.27		1,051	6.00	2033.06.27
	2003.08.27		5,334	7.00	2033.08.27
	2003.10.27		2,652	6.80	2033.10.27

			9,037

		(Won)	57,998

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The maturities of debentures as of December 31, 2003 are as follows:

(in millions of Won)	Won		Foreign Currencies		Total
Due in 3 months or less	(Won)	4,436,526	(Won)	—	(Won)	4,436,526
Due after 3 months through 6 months		1,825,241		85,044		1,910,285
Due after 6 months through 1 year		3,966,555		80,566		4,047,121
Due after 1 year through 2 years		2,063,640		87,627		2,151,267
Due after 2 years through 3 years		1,327,851		—		1,327,851
Due after 3 years through 4 years		374,712		597,377		972,089
Due after 4 years through 5 years		2,049,213		37,841		2,087,054
Thereafter		2,325,660		—		2,325,660

	(Won)	18,369,398	(Won)	888,455	(Won)	19,257,853

12.    Accrued Retirement Benefits

The movements in accrued retirement benefits for the year ended December 31, 2003 are as follows:

(in millions of Won)	Beginning Balance		Amounts Provided		Amounts Paid Out		Exchange Rate Difference		Ending Balance
Accrued retirement benefits	(Won)	51,322	(Won)	59,224	(Won)	37,406	(Won)	14	(Won)	73,154
Contributed retirement benefits		99,161		70,168		1,639		—		167,690

Total accrued retirement benefits		150,483		129,392		39,045		14		240,844

Contribution to the National Pension Fund		(206)		—		(123)		—		(83)
Contribution to pension funds		(99,161)		(70,168)		(1,639)		—		(167,690)

	(Won)	51,116	(Won)	59,224	(Won)	37,283	(Won)	14	(Won)	73,071

As of December 31, 2003, approximately 69.63% of total accrued retirement benefits are contributed to pension funds, to which the Bank’s employees hold the right of payment, placed at two insurance companies, including Korea Life Insurance Co., Ltd.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

13.    Other Liabilities

Other liabilities as of December 31, 2003 and 2002 are as follows:

(in millions of Won)
Account	2003		2002
Accrued retirement benefits (Note 12)	(Won)	73,071	(Won)	51,116
Allowance for losses on guarantees and acceptances (Note 14)		1,074		2,304
Due to trust accounts		3,508,144		633,555
Accounts payable		1,908,765		2,089,971
Accrued expenses		4,479,084		5,257,319
Advances from customers		110,925		253,593
Unearned income		135,880		152,423
Withholding taxes		123,570		92,425
Guarantee deposits received		110,884		108,705
Derivative liabilities (Note 15)		688,045		289,081
Unsettled domestic exchange liabilities		400,445		541,757
Accounts for agency business		338,748		526,887
Other allowances[1]		649,804		50,973
Liabilities incurred by agency relationship		315,241		486,413
Others		134,632		94,961

	(Won)	12,978,312	(Won)	10,631,483

1*	Other allowances are as follows:

(in millions of Won)
Allowances for	Amounts		Remarks
Suspense receivables	(Won)	7,249	Allowances for frauds/accidents and litigation fee
Loss on branch closure		287	Allowances for closure of the Buenos Aires branch
Uncollected leasehold deposits		8,854	Allowances for uncollected leasehold deposits
Credit card receivables		33,105	Allowances for unused cash advance credit lines
Mileage rewards		37,938	Allowances for mileage on credit cards and currency exchange rates
Claimed assets		27,291	Allowances for credit card claimed assets
Credit commitments to SPCs		141,175	Allowances for the credit line commitment to SPC (Note 16)
Securitization allowances		19,284	Allowances for repurchase obligations from asset securitization (Note 16)
KAMCO loans sold		589	Allowances for loans under repurchase agreements to KAMCO (Note 16)
Supplementary payments for income taxes		142,021	Allowances for supplementary payments for income taxes (Note 16)
Others		232,011

	(Won)	649,804

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

14.     Guarantees and Acceptances

Guarantees and acceptances as of December 31, 2003 and 2002 are summarized as follows:

(in millions of Won)
	2003		2002
Guarantees and acceptances outstanding in
Won
Guarantees on debentures	(Won)	541	(Won)	571
Guarantees on loan collateral		44,932		39,234
Guarantees on commercial bills		—		646
Others		235,843		251,833

		281,316		292,284

Foreign Currencies
Acceptances on letters of credit		134,888		203,939
Acceptances for letters of guarantee for importers		88,743		111,016
Guarantees for performance of contracts		16,689		71,577
Guarantees for bids		1,067		1,077
Guarantees for borrowings		37,843		31,055
Guarantees for repayment of advances		10,004		25,707
Others		240,613		311,582

		529,847		755,953

		811,163		1,048,237

Contingent guarantees and acceptances
Letters of credit		1,209,556		1,253,640
Others		81,290		63,524

		1,290,846		1,317,164

	(Won)	2,102,009	(Won)	2,365,401

As of December 31, 2003, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows:

(in millions of Won)
Guarantees and Acceptances Outstanding in		Normal		Precautionary		Sub-Standard		Doubtful		Estimated Loss		Total
Won	Balance	(Won)	262,950	(Won)	18,106	(Won)	80	(Won)	—	(Won)	180	(Won)	281,316
	Allowance		—		—		16		—		180		196

	Ratio (%)		—		—		20.00		—		100.00		0.07

Foreign currencies	Balance		462,442		66,333		300		654		118		529,847
	Allowance		—		314		119		327		118		878

	Ratio (%)		—		0.47		39.67		50.00		100.00		0.17

Total	Balance	(Won)	725,392	(Won)	84,439	(Won)	380	(Won)	654	(Won)	298	(Won)	811,163
	Allowance		—		314		135		327		298		1,074

	Ratio (%)		—		0.37		35.53		50.00		100.00		0.13

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

For the years ended December 31, 2003 and 2002, the changes in allowances for losses on guarantees and acceptances outstanding are as follows:

(in millions of Won)	2003		2002
Beginning balance	(Won)	2,304	(Won)	43,823
Reversal of allowance for losses from guarantees and acceptances		(1,209)		(37,436)
Changes in foreign exchange rates		(21)		(4,083)

Ending balance	(Won)	1,074	(Won)	2,304

The allowance ratios for guarantees and acceptances outstanding as of December 31, 2003, 2002 and 2001 are as follows:

(in millions of Won)	2003		2002		2001
Guarantees and acceptances outstanding	(Won)	811,163	(Won)	1,048,237	(Won)	2,825,301
Allowance		1,074		2,304		43,823

Ratio (%)		0.13		0.22		1.55

The guarantees and acceptances risk concentration by country as of December 31, 2003 are as follows:

(in millions of Won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	750,069	92.46	(Won)	1,288,778	99.84	(Won)	2,038,847	97.00
USA		61,048	7.53		577	0.04		61,625	2.93
Others		46	0.01		1,491	0.12		1,537	0.07

	(Won)	811,163	100.00	(Won)	1,290,846	100.00	(Won)	2,102,009	100.00

The guarantees and acceptances risk concentration by industry and customer as of December 31, 2003 are as follows:

(in millions of Won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Manufacturing	(Won)	279,431	34.45	(Won)	735,351	56.97	(Won)	1,014,782	48.28
Service		436,954	53.87		477,938	37.03		914,892	43.52
Finance		67,732	8.35		472	0.04		68,204	3.24
Others		27,046	3.33		77,085	5.96		104,131	4.96

	(Won)	811,163	100.00	(Won)	1,290,846	100.00	(Won)	2,102,009	100.00

15.     Derivatives

The Bank’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include futures contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Hedge derivatives mainly comprise of interest rate swaps to hedge the fair value changes of debentures arising from the interest rate fluctuations. Some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in current operations or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of December 31, 2003 are as follows:

	2003						2002
(in millions of Won)	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
Future	(Won)	519,665	(Won)	—	(Won)	519,665	(Won)	365,513	(Won)	—	(Won)	365,513
Swap		26,797,056		598,900		27,395,956		15,840,496		1,110,120		16,950,616
Option		2,340,000		—		2,340,000		310,700		—		310,700

		29,656,721		598,900		30,255,621		16,516,709		1,110,120		17,626,829

Currency related
Forward		25,899,637		—		25,899,637		13,186,383		—		13,186,383
Future		967,823		—		967,823		739,386		—		739,386
Swap		4,140,139		—		4,140,139		3,141,672		—		3,141,672
Option bought		28,148		—		28,148		48,616		—		48,616
Option sold		81,450		—		81,450		127,863		—		127,863

		31,117,197		—		31,117,197		17,243,920		—		17,243,920

Stock related
Option bought		1,964,870		—		1,964,870		138,343		—		138,343
Option sold		1,954,093		—		1,954,093		100,000		—		100,000

		3,918,963		—		3,918,963		238,343		—		238,343

	(Won)	64,692,881	(Won)	598,900	(Won)	65,291,781	(Won)	33,998,972	(Won)	1,110,120	(Won)	35,109,092

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Gains and losses on derivatives as of and for the year ended December 31, 2003 are as follows:

(in millions of Won)	Amount
Gain on derivatives
Gain on derivatives transactions	(Won)	1,134,624
Gain on valuation of derivatives		403,457
Gain on fair value hedged items		10,715

	(Won)	1,548,796

Loss on derivatives
Loss on derivatives transactions	(Won)	1,062,812
Loss on valuation of derivatives		421,793
Loss on fair value hedged items		—

	(Won)	1,484,605

Gains and losses on derivatives as of and for the year ended December 31, 2003 are as follows:

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
Option	(Won)	2,982	(Won)	—	(Won)	2,982	(Won)	10,178	(Won)	—	(Won)	10,178	(Won)	6,487	(Won)	13,942
Swap		100,026		—		100,026		84,682		10,715		95,397		142,562		230,948

		103,008		—		103,008		94,860		10,715		105,575		149,049		244,890

Currency related
Forward		149,965		—		149,965		156,484		—		156,484		153,014		177,060
Option bought		94		—		94		—		—		—		94		—
Option sold		358		—		358		581		—		581		130		615
Swap		31,005		—		31,005		50,423		—		50,423		258,136		83,542

		181,422		—		181,422		207,488		—		207,488		411,374		261,217

Stock related
Option bought		105,536		—		105,536		15,184		—		15,184		192,100		—
Option sold		13,491		—		13,491		93,546		—		93,546		—		181,938

		119,027		—		119,027		108,730		—		108,730		192,100		181,938

	(Won)	403,457	(Won)	—	(Won)	403,457	(Won)	411,078	(Won)	10,715	(Won)	421,793	(Won)	752,523	(Won)	688,045

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

16.     Commitments and Contingencies

As of December 31, 2003, 265 pending legal actions with an aggregate amount of damages of (Won)160,004 million are filed against the Consolidated Company and the Consolidated Company had also filed 192 lawsuits, which are still pending, with an aggregate amount of claims of (Won)252,608 million. Management believes that the actions against the Consolidated Company are without merit and that the ultimate liability, if any, will not materially affect the Consolidated Company’s financial position.

Details of the material legal actions charged against the Consolidated Company are as follows:

	Exposure to Possible Loss		Results
Details			1st Trial	2nd Trial	3rd Trial
Cancellation of a registered mortgage (3 cases)	(Won)	30,822	in progress
Claim for return of trust accounts		11,474	in progress
Confirmation of obligations		7,148	closed1*	closed1*	in progress
Claim related to sale of Kookmin Mutual Savings & Finance Co., Ltd		5,000	in progress
Claim related to deposits		4,026	in progress
Claim for return of unfair gains		3,912	closed1*	in progress
Claim related to loans		2,883	closed2*	in progress

1*	The Bank (partially) won the case.
2*	The Bank partially lost the case.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but were sold during 1999, if they enter into bankruptcy within three years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently undergoing bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. As of December 31, 2003, despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause losses that would materially affect the Bank’s financial position.

The Bank has entered into commitments to provide a credit line of (Won)5,628,000 million, and to purchase commercial paper amounting to (Won)1,334,000 million, with asset securitization companies. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds and subordinated bonds within the contracted term and amounts. Commitments to provide a credit line and to purchase commercial paper with a 1-year term amounted to (Won)123,500 million and (Won)1,000,000 million, respectively.

As of December 31, 2003, loans outstanding under the credit line commitment amounted to (Won)38,898 million, and the balance of commercial papers purchased under the purchase commitment amounted to (Won)10,600 million. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. As of December 31, 2003, the Bank provided (Won)141,175 million in other allowances for its expected losses related to these commitments.

Pursuant to its asset securitization plans, the Bank has an outstanding obligation to repurchase and/or indemnify for losses on the loans sold to Jooeun 2nd-ABS Specialty Co., Ltd. and Kookmin Credit Card 14th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) with a ceiling of (Won)36,957 million and (Won)20,163 million, respectively. As of December 31, 2003, the Bank provided (Won)19,284 million in other allowances for its expected losses related to these commitments.

As of December 31, 2003, post settlements on the loan sales transaction with Korea Asset Management Corporation (“KAMCO”) have been completed and the Bank has provided allowances of (Won)589 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement on loans amounting (Won)3,192 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The Bank has an off-shore loan commitment, limited to USD 23,385 thousand, and the loan balance under this commitment as of December 31, 2003 is USD 12,195 thousand.

As of December 31, 2003, the Consolidated Company has outstanding commitments to Korea Exchange Bank and Tong Yang Investment Bank for the discounting of commercial paper, limited to (Won)20,000 million and (Won)10,000 million, respectively. There are no balances related to these commitments as of December 31, 2003.

Tax investigations of the Bank by the National Tax Administration for the fiscal years 1998, 1999, 2000 and 2001 are in process, however as of March 3, 2004, the Bank has not been notified of the results of these investigations. Based on estimations, the Bank provided (Won)142,021 million as allowance for supplementary payments for income taxes (Note 13).

As of December 31, 2003, the Bank holds the unexpired rights to claim from borrowers or guarantors in accordance with the relevant law for loans, which have already been written off, amounting to (Won)4,446,110 million. Also, as of December 31, 2003, the Bank holds endorsed bills amounting to (Won)6,385 million.

As of December 31, 2003, the Bank recorded receivables amounting to (Won)1,588,996 million and payables amounting to (Won)1,558,798 million for unsettled foreign currency spot transactions.

The Bank entered into on alliance with Koram Bank, Woori Credit Card, Citibank, The Fisheries Cooperative Union and Nonghyup for the operation of a credit card business. Accordingly, the Bank shares the related revenue from such operation.

As of December 31, 2003, the Consolidated Company has provided four blank notes to financial institutions including Korea Securities Finance Corporation as collateral for borrowings and other obligations. It has also provided one note with a face value of (Won)64,390 million, to Korean Housing Guarantee Co., Ltd. as collateral for the performance guarantee related to the real estate trust operations.

In accordance with the agreement with the creditors’ committee of LG Card Co., Ltd. on November 24, 2003, the Bank provided additional loans of (Won)437 billion to LG Card Co., Ltd., which is currently experiencing liquidity crisis. Also, on January 9, 2004, the Bank has agreed to a debt-equity swap of (Won)312.7 billion, to provide additional loans of (Won)205.9 billion (to be included in the debt-equity swap), and to extend the maturity of loans that will mature in 2004. As of December 31, 2003, the Bank’s total exposure related to LG Card Co., Ltd. includes loans, debt securities and customer financing amounting to (Won)487 billion, (Won)26.8 billion and (Won)75.3 billion, respectively. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Bank may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Bank. Actual results may differ materially from management’s current assessment.

As of December 31, 2003, the Consolidated Company’s total exposure (including debt securities, beneficiary certificates, and loans) related to domestic credit card companies and capital companies amounts to (Won)2,371,671 million. Currently, securities issued by credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Consolidated Company as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

17.     Capital

As of December 31, 2003, the Bank has 1,000,000,000 common shares (par value per share: (Won)5,000) authorized and 336,379,116 shares issued. ING Insurance International B.V. owns 3.78% of the total issued shares. As of December 31, 2003, 35,000,566 common shares, equivalent to 10.40% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the shareholders of the Bank and H&CB, listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of one new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001. In addition, the Bank issued 8,120,431 shares as a result of the merger with Kookmin Credit Card Co., Ltd.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of the total outstanding voting shares, the entity’s voting rights are limited to those of 4% shareholders.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively.

18.     Capital Surplus

The movements in capital surplus for the year ended December 31, 2003 are as follows:

(in millions of Won)	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,287,708	(Won)	368,132	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		105,795		(99,005)		6,790

	(Won)	5,968,401	(Won)	269,127	(Won)	6,237,528

The increase in paid-in capital in excess of par value is the difference between the net asset value of Kookmin Credit Card Co., Ltd. and the total par value of the shares issued by the Bank for the merger with Kookmin Credit Card Co., Ltd.

The gain on business combination is due to the difference between the consideration given and the net asset value from the merger with KLB on December 31, 1998. The current period changes in other capital surplus are due to the merger with Kookmin Credit Card Co., Ltd. amounting to (Won)96,858 million and the loss on disposal of treasury stock amounting to (Won)2,147 million.

19.     Retained Earnings

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank’s Board of Directors or used to reduce accumulated deficit, if any, by an appropriate resolution of the Bank’s shareholders.

Under the guidance provided by the Financial Supervisory Services, the Company is required to appropriate, as a reserve for improvement of financial structure, a minimum of 10% of its annual income less carried-over accumulated deficit, until its capital adequacy ratio equals 5.5%. As of December 31, 2003, the Bank has no reserve for improvement of financial structure.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. However, as of January 1, 2002, the requirement is no longer effective.

The Bank, at its own option, also appropriated a portion of retained earnings as other reserves for the operations of overseas branches.

A deduction amounting to (Won)1,917 million has been made from the beginning balance of retained earnings in connection with the accounting for investments under the equity method.

20.    Capital Adjustments

The movements in capital adjustments for the year ended December 31, 2003 are as follows:

(in millions of Won)	Beginning Balance		Increase		Decrease		Ending Balance
Treasury stock	(Won)	(148,973)	(Won)	(1,227,876)	(Won)	(48,537)	(Won)	(1,328,312)
Unrealized gain on available-for-sale securities		178,046		—		36,891		141,155
Unrealized gain on investment in associates		—		881		—		881
Stock options		397		26,211		397		26,211
Loss on disposal of treasury stock		—		(749)		—		(749)
Unrealized gain on valuation of derivatives		1,347		—		1,347		—

	(Won)	30,817	(Won)	(1,201,533)	(Won)	(9,902)	(Won)	(1,160,814)

The Bank, with the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased 3,000,000 shares of treasury stock under the plan. During the year ended December 31, 2003, the Bank contributed 1,000,000 shares to the Employee Stock Ownership Association.

In accordance with the resolution of the Board of Directors on December 26, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares depending on certain market conditions. As a result of the acquisition, the Bank holds 8.92% of the total common stock issued as treasury stock.

21.    Minority Interest

The movements in minority interest for the year ended December 31, 2003 are as follows:

(in millions of Won)
Subsidiaries	Beginning Balance		Minority Interest Gains (Losses)		Increase		Decrease		Ending Balance
Kookmin Credit Card Co., Ltd.	(Won)	236,428	(Won)	73,172	(Won)	670	(Won)	310,270	(Won)	—
KB Investment Co., Ltd.		83		6		—		—		89
Kookmin Data System Corp.		4		—		—		—		4
Kookmin Futures Co., Ltd.		5		—		—		—		5
Kookmin Bank Investment Trust Mgt. Co., Ltd.		11,468		2,087		—		2,300		11,255
KB Credit Information Co., Ltd.		4,367		1,237		—		187		5,417

	(Won)	252,355	(Won)	76,502	(Won)	670	(Won)	312,757	(Won)	16,770

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

22.    Employee Stock Options

As of December 31, 2003, the stock options granted to the Bank’s executives and chief executive officer are as follows:

Series	Grant Date	Shares Granted	Shares Expired to Date	Shares Exercised	Shares Outstanding	Exercise Price		Exercise Period
Series 1	00.03.18	233,940	121,411	10,183	102,346	(Won)	23,469	03.03.19 – 05.03.18
Series 2	01.03.15	214,975	16,882	—	198,093		28,027	04.03.16 – 09.03.15
Series 3	98.10.31	400,000	—	390,000	10,000		5,000	01.11.01 – 04.10.31
Series 4	99.02.27	280,000	59,892	220,108	—		13,900	02.02.28 – 05.02.27
Series 5	00.02.28	267,000	65,218	11,100	190,682		27,600	03.03.01 – 06.02.28
Series 6	01.03.24	111,000	38,624	—	72,376		25,100	04.03.25 – 07.03.24
Series 71*2*	01.11.16	850,000	—	—	850,000		51,200	04.11.17 – 09.11.16
Series 8-12*	02.03.22	132,000	89,753	—	42,247		57,100	05.03.23 – 10.03.22
Series 8-13*	02.03.22	490,000	119,326	—	370,674		57,100	05.03.23 – 10.03.22
Series 93*	02.07.26	30,000	—	—	30,000		58,800	05.07.27 – 10.07.26
Series 10-12*	03.03.21	140,000	—	—	140,000		41,200	06.03.22 – 11.03.21
Series 10-13*	03.03.21	180,000	—	—	180,000		35,500	06.03.22 – 11.03.21
Series 113*	03.08.27	30,000	—	—	30,000		40,500	06.08.28 – 11.08.27
Increase due to merger-14*	01.03.22	22,146	—	—	22,146		71,538	04.03.23 – 11.03.22
Increase due to merger-22*4*	02.03.29	9,990	—	—	9,990		129,100	04.03.30 – 11.03.29

1*	The stock options include the 200,000 shares which are to be additionally granted if the three-month weighted average stock price of the Bank prior to the beginning of the exercise date is higher than that of any other listed banks and the Bank achieves total market value and ROE target.
2*	The exercise price may be affected by the fluctuations in the stock price index of the banking industry.
3*	The number of shares to be granted will be determined by the results of the evaluation of the grantees after 3 years from grant date. Shares granted are calculated under the assumption that the grantees performed well on their evaluation.
4*	The Bank took over stock options which Kookmin Credit Card Co., Ltd. granted to its employees in proportion to the share exchange rate.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Assumptions used under the fair value basis method are summarized as follows:

Series	Stock Price as of Grant Date (Won)		Risk Free Interest Rate1* (%)	Expected Exercise Period (years)2*	Volatility of Underlying Stock Price3*(%)	Expected Dividend Rate4* (%)	Compensation Cost (Won)
Series 1	(Won)	21,441	9.32	4.00	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.50	70.30	2.47		15,987
Series 3		5,430	9.74	3.00	59.06	1.14		1,395
Series 45*		33,750	4.74	0.33	73.30	1.93		19,850
Series 55*		33,750	4.74	1.33	73.30	1.93		13,320
Series 65*		33,750	4.74	2.42	73.30	1.93		17,117
Series 7		45,800	4.91	3.00	58.90	—		18,364
Series 8-1		58,000	6.14	3.00	53.56	—		24,496
Series 8-2		58,000	6.14	3.00	53.56	—		24,496
Series 9		53,900	5.73	3.00	43.09	—		17,333
Series 10-1		36,500	4.74	3.00	48.77	—		12,204
Series 10-2		36,500	4.74	3.00	48.77	—		14,073
Series 11		41,100	5.75	3.00	44.48	—		15,098
Increase due to merger-1		27,200	5.17	3.00	46.02	—		8,447
Increase due to merger-2		55,900	6.39	2.00	49.24	20		6,536

1*	Interest rate of government bond as of grant date.
2*	The average of vesting period and exercise period was applied for series 1 and 2. Vesting period was applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd.
3*	Annualized stock volatility for the past one-year period before the grant date was applied for series 1-2, and the average of stock volatility of banking industries and the Bank were applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd
4*	Average historical dividend rate for the past period from grant date that equals the expected exercise period, were assumed.
5*	Compensation costs were recalculated to reflect the effects of the merger with H&CB.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The compensation costs to be recognized in the future as of December 31, 2003, are as follows:

	Compensation Cost Recognized						Compensation Cost to be Recognized
Series	Prior Period Compensation Cost		Current Period Compensation Cost		Accumulated Compensation Cost		Within 1 Year		More Than 1 Year to 2 Years		More Than 2 Years to 3 Years		Total		Total Compensation Cost
Series 1	(Won)	1,184	(Won)	109	(Won)	1,293	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,293
Series 2		1,847		1,056		2,903		264		—		—		264		3,167
Series 3		14		—		14		—		—		—		—		14
Series 5		2,399		141		2,540		—		—		—		—		2,540
Series 6		722		414		1,136		103		—		—		103		1,239
Series 7		5,637		5,203		10,840		4,769		—		—		4,769		15,609
Series 8-1		2,270		3,027		5,297		3,027		756		—		3,783		9,080
Series 8-2		259		345		604		345		86		—		431		1,035
Series 9		72		173		245		174		101		—		275		520
Series 10-1		—		633		633		844		844		212		1,900		2,533
Series 10-2		—		427		427		570		570		142		1,282		1,709
Series 11		—		50		50		151		151		101		403		453
Increase due to merger-1		—		172		172		15		—		—		15		187
Increase due to merger-2		—		57		57		8		—		—		8		65

	(Won)	14,404	(Won)	11,807	(Won)	26,211	(Won)	10,270	(Won)	2,508	(Won)	455	(Won)	13,233	(Won)	39,444

As of December 31, 2003, the weighted average exercise price per stock option granted is (Won)43,020 and weighted average compensation cost per stock option granted is (Won)16,887.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

23.    Other Non-Interest Income (Expenses)

Other non-interest income (expenses) for the year ended December 31, 2003 are as follows:

(in millions of Won)	Amount
Other non-interest income
Realized gain on trading securities	(Won)	138,079
Unrealized gain on trading securities		65,798
Gain on trust management		206,075
Reversal of allowance for losses from guarantees and acceptances		1,209
Gain on valuation of derivatives		403,457
Gain on fair value hedge		10,715
Others		18,240

	(Won)	843,573

Other non-interest expenses
Realized loss on trading securities	(Won)	77,296
Contributions to special funds		178,170
Loss on trust management		1,458
Loss on valuation of derivatives		421,793
Others		673,009

	(Won)	1,351,726

24.    General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2003 are as follows:

(in millions of Won)	Amount
Salaries and wages	(Won)	1,255,628
Retirement benefits (Note 12)		129,392
Other employee benefits		347,746
Rent		78,433
Depreciation		436,549
Amortization		82,807
Taxes and dues		136,691
Advertising		87,653
Ordinary R&D		113,217
Fees and commissions		109,269
Others		249,779

	(Won)	3,027,164

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

25.    Non-Operating Income (Expenses)

Non-operating income (expenses) for the year ended December 31, 2003 are as follows:

(in millions of Won)	Amount
Non-operating income
Gain on disposal of fixed assets	(Won)	2,308
Rent income		2,557
Unrealized gain on investment in associates		22,675
Realized gain on available-for-sale securities		568,223
Realized gain on held-to-maturity securities		2,771
Reversal of impairment loss on available-for-sale securities		90,662
Gain on sale of loans		62,715
Others		156,983

		908,894

Non-operating expenses
Loss on disposal of fixed assets		36,724
Impairment loss on fixed assets		22,228
Loss on investment in associates		—
Realized loss on available-for-sale securities		68,408
Impairment loss on available-for-sale securities		217,515
Impairment loss on held-to-maturity securities		5,840
Early retirement benefits		—
Loss on sale of loans		208,800
Provision for loan losses due to merger		1,652,264
Others		254,692

		2,466,471

	(Won)	(1,557,577)

26.    Income Tax Expense

Income tax expense for the years ended December 31, 2003 and 2002 is as follows:

(in millions of Won)	2003		2002
Income tax payable	(Won)	15,283	(Won)	630,187
Deferred income taxes from temporary differences		(228,612)		(44,833)
Deferred income taxes from net operating loss carry-forward1*		(168,645)		28,929
Deferred tax credit1*		(3,951)		—
Change in temporary differences due to tax adjustments		3,656		—
Retained earnings and other capital surplus adjustments2*		2,061		(1,899)
Unrealized holding gain (loss)		25,850		—

Income tax (benefit) expense	(Won)	(354,358)	(Won)	612,384

1*	The Bank recognized a deferred income tax asset because it has incurred a gain before extraordinary gains/losses and income tax since the merger with H&CB.
2*	Income tax effect from the change in retained earnings from the application of equity method on investments and loss on disposal of treasury stock.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The statutory income tax rate applicable to the Bank, including resident tax surcharges, is 29.7% for the years ended December 31, 2002 and 2003. However, due to tax adjustments, the effective tax rate for the years ended December 31, 2002 and 2003 are 39.12% and 30.8%, respectively. The statutory income tax rate of 29.7% is applied for deferred income tax assets (liabilities) that will be realized before 2005 and statutory income tax rate of 27.5% is applied for deferred income tax assets (liabilities) that will be realized after 2005 reflecting the 2% corporate tax rate cut from 2005. The basis for calculating the effective tax rate is as follows:

(in millions of Won)	2003		2002
Net (loss) income before income taxes	(Won)	(1,019,606)	(Won)	1,818,432

Income tax expense based on the effective tax rate		(303,493)		540,074
Tax effects on adjustments
Adjustments to increase taxable income		100,080		43,443
Adjustments to decrease taxable income		(182,600)		(33,165)
Discount effect		16,607		—
Adjustments to subsidiaries which recognized net loss		15,048		62,032

Income tax benefit per statements of operations	(Won)	(354,358)	(Won)	612,384

The significant changes in accumulated temporary differences and deferred income taxes for the year ended December 31, 2003 are as follows:

(in millions of Won)	Beginning Balance		Increase		Decrease		Ending Balance		Deferred Tax Asset (Liability)
Allowance for loan losses	(Won)	333,535	(Won)	242,889	(Won)	255,521	(Won)	320,903	(Won)	93,358
Accrued interest		(421,749)		(405,499)		(483,160)		(344,088)		(95,311)
Unrealized loss on securities		689,322		(159,866)		(318,388)		847,844		226,460
Unrealized loss on derivatives		(100,208)		(49,290)		(112,951)		(36,547)		(10,050)
Present value discounts		28,001		14,691		27,918		14,774		4,270
Allowance for losses on guarantees and acceptances		2,304		1,074		2,304		1,074		295
Accrued severance benefits		1,189		(14,046)		(13,568)		711		181
Stock options		10,116		26,763		10,668		26,211		7,208
Accumulated depreciation		839		16,497		8,932		8,404		2,313
Other allowances		50,973		505,372		50,973		505,372		144,029
Others		51,661		89,296		15,135		125,822		18,523
Net operating loss carry-forward		—		567,825		—		567,825		168,645

	(Won)	645,983	(Won)	835,706	(Won)	(556,616)	(Won)	2,038,305	(Won)	559,921

Deferred tax credit										3,951

									(Won)	563,872

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

27.    Earnings (Loss) Per Share

The weighted average number of common shares outstanding for the years ended December 31, 2003 and 2002 are calculated as follows:

	2003	2002
Number of common shares outstanding-beginning balance	330,327,726	318,750,038
Weighted average number of treasury common shares	(4,327,815)	(963,166)

Weighted average number of common shares outstanding	325,999,911	317,786,872

Details of the computation of the basic earnings (loss) per share and basic ordinary income (loss) per share for the years ended December 31, 2003 and 2002 are shown below.

	2003		2002
Net income (loss) (in millions of Won)	(Won)	(741,750)	(Won)	1,271,308
Weighted average number of common shares outstanding		325,999,911		317,786,872

Basic earnings (loss) per share and basic ordinary income (loss) per share (in Won)		(2,275)		4,001

Since there are no dilutive potential common shares, diluted earnings (loss) per share and diluted basic income (loss) per share are the same as basic earnings (loss) per share and basic ordinary income (loss) per share.

Potential common shares as of December 31, 2003 are as follows:

	Exercise Period	Shares Outstanding	Exercise Price
Stock options	2001.11.01 – 2011.08.27	2,248,554	(Won)	5,000 – (Won)129,100

28.    Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2003 comprise the following :

	Total Balances			Major Denomination Currencies
	Millions of Won		Thousands of US Dollars1*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	228,153	$190,477	$76,612	€22,070	¥7,223,564
Due from banks		606,305	506,182	461,249	3,015	1,798,015
Securities		1,265,120	1,056,203	941,396	3,960	4,027,539
Loans in foreign currencies		3,900,869	3,256,695	2,455,148	37,850	79,081,632
Bills bought		534,239	446,016	416,651	15,003	817,496
Advances to customers		4,593	3,835	3,835	—	—
Call loans		19,448	16,237	5,800	—	50,000
Liabilities
Deposits		1,552,672	1,296,270	880,821	14,493	27,863,430
Borrowings		3,068,008	2,561,369	1,942,770	37,210	60,834,504
Due to BOK		12,608	10,526	10,526	—	—
Call money		169,744	141,713	137,600	—	300,000
Debentures		896,621	748,557	741,129	—	—
Unsettled foreign exchange liabilities		22,600	18,868	11,569	161	89,793

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Significant assets and liabilities denominated in foreign currencies as of December 31, 2002 comprise the following:

	Total Balances			Major Denomination Currencies
	Millions of Won		Thousands of US Dollars1*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	186,780	$155,598	$63,914	€15,676	¥7,450,032
Due from bank		542,899	452,265	404,009	6,769	6,062,988
Securities		1,281,681	1,067,712	917,775	7,045	4,789,879
Loans in foreign currencies		4,259,199	3,548,150	2,308,773	87,613	65,532,564
Bills bought		756,300	630,040	588,877	25,336	840,286
Advances to customers		2,223	1,852	1,852	—	—
Call loans		195,741	163,063	154,700	4,000	50,000
Liabilities
Deposits		1,212,004	1,009,666	900,160	12,346	17,863,339
Borrowings		3,140,751	2,616,420	2,134,304	94,893	46,007,284
Due to BOK		37,493	31,234	31,234	—	—
Call money		76,666	63,867	41,500	—	5,679,100
Debentures		891,161	742,387	495,962	—	—
Unsettled foreign exchange liabilities		20,895	17,406	12,772	939	138,208

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at the balance sheet date.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

29.    Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Won)		2003		2002
	Account	Balances	Transactions	Balances	Transactions
KB Investment Co., Ltd.	Loans	—		—	4,115
	Deposits	9,624	(484)	16,142	(1,025)
	Other liabilities	191		—	—
Kookmin Data System Corp.	Other assets	34		—	—
	Deposits	5,582	(265)	6,903	(187)
	Other liabilities	2,832	(15,925)	879	—
	Commissions income	—	53	—	—
Kookmin Futures Co., Ltd.	Due from banks	40	3	379	5
	Other assets	26	77	—	—
	Deposits	9,793	(497)	18,860	(567)
	Other liabilities	1,663		620	—
	Commissions income	—	9	—	—
	Commissions expenses	—	(187)	—	—
KB Luxembourg S.A.	Due from banks	51,784	2,215	48,337	148
	Loans	76,659	739	139,702	4,789
	Other assets	176	2,900	815	3,131
	Borrowings	140,880	(193)	177,873	(80)
	Other liabilities	—	(1,352)	11,077	(922)
KB International Ltd. (London)	Due from banks	33,754	904	24,490	70
	Loans	95,824	1,765	186,062	3,576
	Other assets	405	477	—	359
	Borrowings	108,272	(501)	198,663	(308)
	Other liabilities	1,203	(4,011)	13,245	(2,691)
	Commissions expenses	—	(1,398)	—	—
Kookmin Finance H.K. Ltd.	Due from banks	372	857	6,318	22
	Loans	98,579	1,802	175,850	4,721
	Other assets	152	109	—	—
	Borrowings	173,121	(4)	159,715	(161)
	Other liabilities	—	—	5,424	(232)
	Commissions expenses	—	(1,777)
Kookmin Investment Trust Mgt.	Deposits	46,244	(1,250)	1,348	(802)
	Other liabilities	234	(5)	—	—
KB Real Estate Co., Ltd.	Loans	25,000	2,578	30,000	3,005
	Deposits	1,838	(27)	104,754	(4)
	Other liabilities	1,755	—	1,782	—
Jooeun Industrial Co., Ltd.	Loans	139,425	—	—	—
KB Credit Information Co., Ltd.	Deposits	11,446	(457)	9,496	(444)
	Other liabilities	8,482	—	5,388	176
	Commissions expenses	—	(38,481)	—	(26,894)
	Rent	—	—	—	—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

30.    Transactions with Financial Institutions

The assets and liabilities related to transactions with financial institutions for the year ended December 31, 2003 are as follows:

(in millions of Won)	Description	Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	In Won	(Won)	2,612,248	(Won)	23,171	(Won)	140,094	(Won)	2,775,513
	In foreign currencies		12,415		590,535		3,355		606,305

			2,624,663		613,706		143,449		3,381,818

Loans	In Won		—		12,815		607,524		620,339
	In foreign currencies		—		767,884		49,866		817,750
	Others		1,500,000		1,560,702		794,715		3,855,417

			1,500,000		2,341,401		1,452,105		5,293,506

Deposits	In Won		—		975,372		4,342,075		5,317,447
	In foreign currencies		—		—		2,400,000		2,400,000

			—		975,372		6,742,075		7,717,447

Borrowings	In Won		992,433		263,822		5,688		1,261,943
	In foreign currencies		—		2,541,145		19,486		2,560,631
	Others		12,608		465,755		55,800		534,163

			1,005,041		3,270,722		80,974		4,356,737

Debentures	In Won		—		—		270,900		270,900
	In foreign currencies		—		888,455		—		888,455

			—		888,455		270,900		1,159,355

31.    Interest Bearing Assets and Liabilities

Interest bearing assets and liabilities and the related interest income and interest expenses for the year ended December 31, 2003 are as follows:

(in millions of Won)	Average Balance		Interest Income		Average Yield (%)
Assets
Due from banks	(Won)	701,461	(Won)	10,997	1.57
Securities		34,510,523		2,507,151	7.26
Loans		140,696,811		10,443,799	7.42

	(Won)	175,908,795	(Won)	12,961,947

Liabilities
Deposits	(Won)	129,648,123	(Won)	4,386,806	3.38
Borrowings		14,821,375		591,830	3.99
Debentures		22,790,647		1,436,234	6.30

	(Won)	167,260,145	(Won)	6,414,870

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

32.     Business Combination with H&CB

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on the New York Stock Exchange as ADSs since November 1, 2001.

33.     Merger with Kookmin Credit Card Co., Ltd.

The Bank obtained approval from its Board of Directors on May 30, 2003 to merge with Kookmin Credit Card Co., Ltd., (the “Subsidiary”) of which the Bank previously owned 74.27%, and merged with the Subsidiary on September 30, 2003.

The merger was effected through the issuance of common shares of 8,120,431 by the Bank to the shareholders of the Subsidiary as of July 24, 2003, at a ratio of 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The newly issued common shares relating to this transaction constituted 2.4% of the total outstanding shares of the Bank as of September 30, 2003.

The merger was accounted for as a transaction between entities under common control and therefore the Bank recognized the assets and liabilities transferred at their carrying amounts in the accounts of Kookmin Credit Card Co., Ltd. at the date of transfer. In addition, the accounting method for loans and securities of the Subsidiary were conformed to that of the Bank and consequently, a provision for losses due to the merger amounting (Won)1,652,264 million, comprising of a provision for loan and other losses of (Won)1,437,961 million and loss on valuation of securities, etc. of (Won)214,303 million, was recorded in non-operating expenses.

Kookmin Credit Card Co., Ltd. was established on September 25, 1987, separating its operations from the Bank, and has been conducting its operations including credit card operations, factoring, and consumer financing, under the Credit Card Act. Kookmin Credit Card Co., Ltd. had merged with Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1998 and with Jang-Eun Credit Card Co., Ltd. on December 30, 1998, and had extended its operations to installment financing and rental business. As of September 30, 2003, Kookmin Credit Card has 12.33 million cardholders, 1.55 million merchants and 45 branches. Kookmin Credit Card Co. Ltd. had its shares registered with KOSDAQ since July 4, 2000.

As of September 30, 2003, the shareholders of Kookmin Credit Card Co. were as follows:

	Number of Shares	Percentage of Ownership
Kookmin Bank	54,365,028	74.27
Others	18,331,248	25.04

	72,696,276	99.31
Treasury stock	503,724	0.69

	73,200,000	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The summary balance sheets of the Bank and Kookmin Credit Card Co., Ltd. as of December 31, 2002 and the related statements of operations for the year then ended are as follows:

(in millions of won)	Kookmin Bank		Kookmin Credit Card		Total1*
Cash and due from banks	(Won)	4,599,356	(Won)	103,505	(Won)	4,702,861
Securities2*		30,940,750		3,112,127		34,052,877
Loans		126,730,561		9,256,060		135,986,621
Fixed assets		3,092,616		260,600		3,353,216
Other assets		6,135,558		648,956		6,784,514

Total assets	(Won)	171,498,841	(Won)	13,381,248	(Won)	184,880,089

Deposits	(Won)	123,109,653	(Won)	—	(Won)	123,109,653
Borrowings		10,690,754		5,629,389		16,320,143
Debentures		17,539,007		5,934,298		23,473,305
Other liabilities		10,110,031		899,334		11,009,365

Total liabilities		161,449,445		12,463,021		173,912,466

Capital stock		1,641,293		366,000		2,007,293
Capital surplus		5,864,752		146,591		6,011,343
Retained earnings		2,417,102		407,596		2,824,698
Capital adjustments		126,249		(1,960)		124,289

Total shareholders’ equity		10,049,396		918,227		10,967,623

Total liabilities and shareholders’ equity	(Won)	171,498,841	(Won)	13,381,248	(Won)	184,880,089

	Kookmin Bank		Kookmin Credit Card		Total1*
Operating income (loss)	(Won)	2,265,765		(306,146)	(Won)	1,959,619
Non-operating income		525,280		67,017		592,297
Non-operating expenses2*		(897,427)		(21,759)		(919,186)

Net income (loss) before income tax expense		1,893,618		(260,888)		1,632,730
Income tax expense		(583,327)		—		(583,327)

Net income (loss)	(Won)	1,310,291	(Won)	(260,888)	(Won)	1,049,403

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The summary balance sheets of the Bank and Kookmin Credit Card Co., Ltd. as of September 30, 2003, the merger date, and the related statements of operations for the nine-month period then ended are as follows:

( in millions of won )	Kookmin Bank		Kookmin Credit Card3*		Total1*
Cash and due from banks	(Won)	7,543,522	(Won)	39,139	(Won)	7,582,661
Securities		29,062,866		2,969,080		32,031,946
Loans		133,299,297		6,854,723		140,154,020
Fixed assets		2,836,450		325,220		3,161,670
Other assets		8,895,431		407,247		9,302,678

Total assets	(Won)	181,637,566	(Won)	10,595,409	(Won)	192,232,975

Deposits	(Won)	128,106,542	(Won)	—	(Won)	128,106,542
Borrowings		11,691,597		3,240,752		14,932,349
Debentures		17,181,146		4,951,891		22,133,037
Other liabilities		14,858,438		1,199,254		16,057,692

Total liabilities		171,837,723		9,391,897		181,229,620

Capital stock		1,641,293		366,000		2,007,293
Capital surplus		5,864,679		146,591		6,011,270
Retained earnings		2,033,157		691,969		2,725,126
Capital adjustments		260,714		(1,048)		259,666

Total shareholders’ equity		9,799,843		1,203,512		11,003,355

Total liabilities and shareholders’ equity	(Won)	181,637,566	(Won)	10,595,409	(Won)	192,232,975

	Kookmin Bank		Kookmin Credit Card3*		Total
Operating income (loss)	(Won)	478,392	(Won)	301,213	(Won)	779,605
Non-operating income		670,656		27,656		698,312
Non-operating expenses		(1,885,784)		(18,646)		(1,904,430)

Net income (loss) before income tax		(736,736)		310,223		(426,513)
Income tax expense		354,627		(25,850)		328,777

Net income (loss)	(Won)	(382,109)	(Won)	284,373	(Won)	(97,736)

1*	Inter-company transactions have not been eliminated in the above summary balance sheets and statements of operations.
2*	The equity method investments of Kookmin Credit Card Co., Ltd. were recognized by the Bank as securities and non-operating expenses.
3*	Balance sheet of Kookmin Credit Card Co., Ltd and its statements of operations is unaudited.

34.     Statement of Cash Flows

Cash and cash equivalents as of December 31, 2003 and 2002 as presented in the statements of cash flows are as follows:

(in millions of Won)	2003		2002
Cash on hand	(Won)	2,945,921	(Won)	2,393,118
Cash in foreign currencies		228,153		186,780
Due from banks in Won		2,793,082		1,688,995
Due from banks in foreign currencies		606,305		542,899

		6,573,461		4,811,792
Restricted deposits		(2,782,686)		(1,604,544)

	(Won)	3,790,775	(Won)	3,207,248

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

Major transactions that do not involve cash inflows and cash outflows for the year ended December 31, 2003, and 2002 are presented as follows:

(in millions of Won)	2003	2002
Unrealized gains on investment securities	(36,891)	87,330
Capital increase due to debt-equity swap	—	234,100
Capital increase due to stock dividend	—	89,900
Write-off of loans	6,643,899	2,560,378
Decrease in loan from restructuring	(7,482)	238
Decrease in loan loss provision due to sales of non-performing loans	233,032	106,990
Conversion of loans into equity securities	33,415	109,931

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

35.     Business Segments

The following tables show the distribution of the Consolidated Company’s operations by business segment as of and for the year ended December 31, 2003:

(in millions of Won)	Financing and Insurance		Non-Financing & Insurance		Adjustments for Consolidation		Total
Cash and due from banks	(Won)	6,692,686	(Won)	10,629	(Won)	(142,664)	(Won)	6,560,651
Securities		30,943,662		3		(412,598)		30,531,067
Loans		140,392,655		645		(467,092)		139,926,208
Fixed assets		3,024,545		403		—		3,024,948
Other assets		7,318,500		6,215		(594,551)		6,730,164

Total assets	(Won)	188,372,048	(Won)	17,895	(Won)	(1,616,905)	(Won)	186,773,038

Deposits		135,555,569		—		(182,283)		135,373,286
Borrowings		11,191,669		—		(440,849)		10,750,820
Debentures		19,202,583		—		(20,007)		19,182,576
Other liabilities		13,560,521		3,245		(585,454)		12,978,312

Total liabilities	(Won)	179,510,342	(Won)	3,245	(Won)	(1,228,593)	(Won)	178,284,994

Capital stock		1,937,796		8,000		(263,900)		1,681,896
Consolidated capital surplus		6,249,795		—		(12,267)		6,237,528
Consolidated retained earnings		1,831,909		6,650		(125,895)		1,712,664
Consolidated capital adjustments		(1,157,794)		—		(3,020)		(1,160,814)
Minority interest		—		—		16,770		16,770

Total shareholder’s equity		8,861,706		14,650		(388,312)		8,488,044

Total liabilities and shareholders’ equity	(Won)	188,372,048	(Won)	17,895	(Won)	(1,616,905)	(Won)	186,773,038

Operating revenue
Interest revenue		13,106,017		646		(21,761)		13,084,902
Fees & commissions		2,588,044		37,390		(58,881)		2,566,553
Other revenue		2,471,415		—		(116,569)		2,354,846

	(Won)	18,165,476	(Won)	38,036	(Won)	(197,211)	(Won)	18,006,301

Operating expenses
Interest expenses		6,497,502		—		(21,741)		6,475,761
Fees & commissions		737,484		22,923		(42,803)		717,604
Other expenses		7,379,099		12		(131,310)		7,247,801
General and administrative expenses		3,029,830		12,900		(15,566)		3,027,164

		17,643,915		35,835		(211,420)		17,468,330

Operating income		521,561		2,201		14,209		537,971
Non-operating income		942,474		2		(33,582)		908,894
Non-operating expenses		2,465,609		865		(3)		2,466,471

Income (loss) before income tax		(1,001,574)		1,338		(19,370)		(1,019,606)
Income tax expenses		(354,664)		307		(1)		(354,358)

Net income (loss) before consolidation adjustment		(646,910)		1,031		(19,369)		(665,248)
Minority interest income		73,172		—		3,330		76,502

Consolidated net income (loss)	(Won)	(720,082)	(Won)	1,031	(Won)	(22,699)	(Won)	(741,750)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

The following table shows the distribution of the Consolidated Company’s operations by industry:

(in millions of Won)	Bank		Trust		Others		Consolidation Adjustments		Total
Operating revenue	(Won)	17,754,261	(Won)	229,480	(Won)	219,771	(Won)	(197,211)	(Won)	18,006,301
Intercompany transactions		(100,919)		(9,969)		(86,323)		197,211		—

Net operating revenue		17,653,342		219,511		133,448		—		18,006,301

Operating income (loss)	(Won)	474,967	(Won)	(1,669)	(Won)	50,464	(Won)	14,209	(Won)	537,971

Cash and due from banks	(Won)	6,526,345	(Won)	—	(Won)	176,970	(Won)	(142,664)	(Won)	6,560,651
Securities		28,101,846		2,731,173		110,646		(412,598)		30,531,067
Loans		139,920,520		130,349		342,431		(467,092)		139,926,208
Fixed assets		3,019,555		—		5,393		—		3,024,948
Other assets		6,484,239		543,695		296,781		(594,551)		6,730,164

Total assets	(Won)	184,052,505	(Won)	3,405,217	(Won)	932,221	(Won)	(1,616,905)	(Won)	186,773,038

The following table shows the distribution of the Consolidated Company’s operations by geographical regions

(in millions of Won)	Domestic		Overseas		Consolidation Adjustments		Total
Operating revenue	(Won)	18,106,767	(Won)	96,745	(Won)	(197,211)	(Won)	18,006,301
Intercompany transactions		(189,185)		(8,026)		197,211		—

Net operating revenue		17,917,582		88,719		—		18,006,301

Operating income (loss)	(Won)	446,550	(Won)	77,212	(Won)	14,209	(Won)	537,971

Cash and due from banks	(Won)	6,640,625	(Won)	62,690	(Won)	(142,664)	(Won)	6,560,651
Securities		30,912,157		31,508		(412,598)		30,531,067
Loans		140,058,595		334,705		(467,092)		139,926,208
Fixed assets		3,024,431		517		—		3,024,948
Other assets		7,316,507		8,208		(594,551)		6,730,164

Total assets	(Won)	187,952,315	(Won)	437,628	(Won)	(1,616,905)	(Won)	186,773,038

36.     Final Interim Period Performance

Final interim performance for the three-month periods ended December 31, 2003 and 2002, are as follows:

(in millions of Won)	2003		2002
Operating income	(Won)	3,221,619	(Won)	4,649,867
Operating expense		3,597,250		5,015,657
Operating loss		(375,631)		(365,790)
Net loss		(375,753)		(191,945)
Loss per share (in Won)		(1,144)		(602)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

37.     Reclassification of Prior Year Financial Statement Presentation

Certain accounts of prior period financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

38.     Subsequent Event

On February 9, 2004, the Board of Directors approved the purchase of the assets and liabilities of Hanil Life Insurance Co. by the Bank through a Purchase and Acquisition (“P&A”) transaction. The terms and conditions of the P&A is to be determined in the future.

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